Exhibit 10.1

Execution Version

STOCK AND ASSET PURCHASE AGREEMENT

among

HANESBRANDS INC.

ABG-SPARROW IPCO LLC

and

AUTHENTIC BRANDS GROUP LLC

Dated as of June 4, 2024

TABLE OF CONTENTS

i

ANNEXES
Annex A	Purchaser Designation Annex
Annex B	Definitions
Annex C	Accounting Principles
Annex D	Reference Balance Sheets
Annex E	Purchased and Excluded Assets and Liabilities
Annex F	Pre-Closing Restructuring Transactions
Annex G	Deferred Business Purchased and Excluded Assets and Liabilities

EXHIBITS
Exhibit A	Form of Share Assignment Agreement
Exhibit B	Form of Assignment and Assumption Agreement and Bill of Sale
Exhibit C	Transition Services Agreement Term Sheet
Exhibit D	RESERVED
Exhibit E	Forms of IP Assignment Agreements
Exhibit F	Form of Manufacturing and Supply Agreement
Exhibit G	Form of Joinder
Exhibit H	WC Inventory Valuation Schedule
Exhibit I-1	Japan License Agreement Term Sheet
Exhibit I-2	Form of License Agreement
Exhibit J	Patent and Technology License Agreement Term Sheet
Exhibit K	Trademark License Agreement Term Sheet

ATTACHMENTS

Disclosure Schedule

STOCK AND ASSET PURCHASE AGREEMENT

This STOCK AND ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of June 4, 2024, is made by and among Hanesbrands Inc., a Maryland corporation (“Seller”), ABG-Sparrow IPCo LLC, a Delaware limited liability company (“ABG Purchaser”), the other Persons who become party to this Agreement as Purchasers following the date hereof by execution of a Joinder (each such Person, a “Purchaser Designee” and, collectively, the “Purchaser Designees” and, together with ABG Purchaser, each a “Purchaser” and, collectively, the “Purchasers”) and, solely for purposes of Section 11.17, Authentic Brands Group LLC, a Delaware limited liability company (“ABG Topco”). Each of Seller, each Purchaser and, solely with respect to Section 11.17, ABG Topco is sometimes individually referenced herein as a “Party”, and Seller and Purchasers and, solely with respect to Section 11.17, ABG Topco are sometimes collectively referenced herein as the “Parties”. Certain capitalized terms used herein have the applicable meanings set forth in Annex B.

RECITALS

WHEREAS, Seller, directly or indirectly through the Seller Entities and the Acquired Group, is engaged in the Business;

WHEREAS, Seller, directly or indirectly through the Seller Entities, owns, or will own following the completion of the pre-Closing restructuring transactions set forth in Annex F (the “Pre-Closing Restructuring Transactions”), full legal title to all of the issued and outstanding equity securities of each Acquired Company (the “Acquired Shares”), and owns or has rights to the Purchased Assets; and

WHEREAS, the Purchasers desire to acquire the Business by purchasing full legal title to all of the Acquired Shares and the Purchased Assets from the Seller Entities and assuming the Assumed Liabilities, and Seller desires to sell the Business by selling, or causing the other Seller Entities to sell, all of the Acquired Shares and the Purchased Assets and assigning the Assumed Liabilities to the Purchasers, in each case, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and undertakings contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE I

PURCHASE AND SALE

SECTION 1.01 Purchase and Sale. Upon the terms and subject to the conditions set forth in this Agreement, at the Applicable Closing, (which, in the case of the Separate IP Sales and the other transactions contemplated by Section 4.12, shall be at the Initial Closing but immediately prior to the other transactions occurring at the Initial Closing) (a) (i) Seller shall, and shall cause the other Seller Entities to, sell, transfer, convey, assign and deliver to each applicable Purchaser, and each applicable Purchaser shall accept the sale, transfer, conveyance, assignment and delivery by each applicable Seller Entity of, all of such Seller Entity’s right, title and interest (legal and beneficial) in, to and under the Acquired Shares identified as being transferable to such Purchaser at such Applicable Closing on the Purchaser Designation Annex, free and clear of all Liens (other than restrictions on transfer under applicable state or federal securities Laws), and (ii) Seller shall, and shall cause all of the Seller Entities to, sell, transfer, convey, assign and deliver to each applicable Purchaser, and each applicable Purchaser shall accept the sale, transfer, conveyance, assignment and delivery by each Seller Entity, free and clear of any Liens (other than Permitted Liens), all of each such Seller Entity’s right, title and interest in, to and under the Purchased Assets identified as being transferable to such Purchaser at such Applicable Closing on the Purchaser Designation Annex, and (b) in exchange therefor, (i) each applicable Purchaser shall assume the Assumed Liabilities identified as being assumed by such Purchaser at such Applicable Closing on the Purchaser Designation Annex and cause all such Assumed Liabilities to be paid, performed and discharged when due, without further recourse to Seller or any of its Affiliates and (ii) ABG Purchaser shall pay or cause to be paid, on behalf of itself and the other Purchasers, to Seller (or Seller’s designated Affiliates specified in accordance with Section 1.02(c)(i) or Section 6.12), and Seller (or such Affiliates) shall accept the payment from ABG Purchaser or its designee of, in each case on behalf of and for the convenience of the other Seller Entities, (x) in the case of the Initial Closing, the Purchase Price, payable as set forth in Section 1.02(c)(i) and subject to adjustment as set forth in Section 1.04; provided that, for the avoidance of doubt, the Parties acknowledge and agree that the Purchase Price shall be paid or caused to be paid by ABG Purchaser and apportioned among the Seller Entities in accordance with the Closing Allocation (as finally agreed by ABG Purchaser and Seller) and (y) in the case of a Deferred Closing, the applicable Deferred Business Consideration, payable in accordance with, and subject to any adjustments thereto, as set forth in Section 6.12.

SECTION 1.02 Initial Closing.

(a) The closing of the purchase and sale of the Purchased Assets and Acquired Shares other than the Deferred Business Purchased Assets (the “Initial Closing”) shall be held at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022, at 10:00 a.m., or remotely via the electronic exchange of documents and signatures, on the first Business Day prior to the Seller Accounting Month End that immediately follows the date that all conditions set forth in Article VII are satisfied (or, to the extent permitted by applicable Law, waived) (other than those conditions that, by their terms or nature, are to be satisfied by delivery of documents or are otherwise to be satisfied by actions taken at the Initial Closing and that would be so satisfied, but subject to the satisfaction (or, to the extent permitted by applicable Law, written waiver) of such conditions at the Initial Closing), or at such other place, time and date as shall be mutually agreed in writing between ABG Purchaser and Seller; provided, that, notwithstanding the foregoing, the Initial Closing shall not occur prior to August 30, 2024 without the prior written consent of ABG Purchaser. The date on which the Initial Closing takes place is referred to in this Agreement as the “Initial Closing Date”. The Initial Closing shall be deemed to be effective as of 11:59 p.m. on the applicable Seller Accounting Month End (or such other time as the Parties may mutually agree) (such effective time, the “Measurement Time”).

(b) At the Initial Closing, Seller shall deliver or cause to be delivered:

(i) to ABG Purchaser and each other Purchaser which is (or is disregarded from for U.S. federal Income Tax purposes) a United States person within the meaning of Section 7701(a)(30) of the Code, an IRS Form W-9 executed by each Seller Entity that is a “United States person” within the meaning of Section 7701(a)(30) of the Code;

(ii) to the Purchasers, the certificate required to be delivered pursuant to Section 7.01(a)(iv);

(iii) to each applicable Purchaser acquiring any member of the Acquired Group at the Initial Closing, duly executed letters of resignation, in form and substance reasonably satisfactory to ABG Purchaser and Seller and effective as of the Initial Closing, from each of the officers, managers or directors of such member of the Acquired Group, except for such officers, managers or directors as may be designated in writing by ABG Purchaser at least two (2) Business Days prior to the Initial Closing Date;

(iv) to ABG Purchaser and each other applicable Purchaser, (A) (1) copies of duly executed Debt Releases with respect to the Purchased Assets and Acquired Shares to be transferred to such Purchaser at the Initial Closing, including but not limited to the Seller Credit Documents, each in form and substance reasonably acceptable to ABG Purchaser (drafts of which shall be delivered to ABG Purchaser and each other applicable Purchaser no later than five (5) Business Days prior to the Initial Closing Date), or (2) at the option of the ABG Purchaser solely with respect to the 9% Senior Notes and the 4.875% Senior Notes (each as defined in the Disclosure Schedules), evidence reasonably satisfactory to the ABG Purchaser that the guarantees made by the Seller Entities or any Acquired Companies, as applicable, of the 9% Senior Notes and the 4.875% Senior Notes have been or substantially simultaneously with the consummation of the Initial Closing will be, released, discharged and terminated in accordance with the Seller Credit Documents governing such 9% Senior Notes and 4.875% Senior Notes, respectively, each in form and substance reasonably acceptable to ABG Purchaser (drafts of such release documentation shall be delivered to ABG Purchaser and each other applicable Purchaser no later than ten (10) Business Days prior to the Initial Closing Date), and (B) evidence reasonably satisfactory to the ABG Purchaser of the termination unwinding or other closeout of all hedges, interest rate swaps, currency swaps or other derivative arrangements in accordance with Section 6.16;

(v) to ABG Purchaser, and each other applicable Purchaser, the KYC Information requested by (or on behalf of) such Person (which shall be delivered to such Person at least four (4) Business Days prior to the Initial Closing Date to the extent requested not less than nine (9) Business Days prior to the Initial Closing Date); and

(vi) to the Purchasers party to any Other Transaction Documents to be executed at the Initial Closing, counterparts of such Other Transaction Documents to which any Seller Entity is a party, duly executed by such Seller Entity.

(c) At the Initial Closing, ABG Purchaser shall deliver or cause to be delivered:

(i) to Seller (or one or more Affiliates of Seller as designated by Seller in such amounts as designated by Seller) by wire transfer to a bank account designated in writing by Seller no later than three (3) Business Days prior to the Initial Closing Date, immediately available funds in an amount equal to the Closing Date Purchase Price;

(ii) on behalf of the Acquired Companies to be transferred at the Initial Closing, to each payee of any Estimated Unpaid Company Transaction Expenses that are required to be paid off at the Initial Closing, such payee’s applicable portion of such Estimated Unpaid Company Transaction Expenses; provided, however, that any compensatory payments (including the employer portion of Taxes related thereto) included in such Estimated Unpaid Company Transaction Expenses shall be paid to the applicable Purchaser or applicable member of the Acquired Group for payment through payroll (and net of any applicable deductions or withholdings);

(iii) on behalf of the Acquired Companies to be transferred at the Initial Closing, to each holder of any Indebtedness under the Seller Credit Documents, a cash amount equal to such holder’s applicable portion thereof in accordance with, and to the extent required by, the Debt Releases;

(iv) to Seller, the certificates required to be delivered pursuant to Section 7.02(a)(iv); and

(v) to Seller, counterparts of the Other Transaction Documents to be executed at the Initial Closing to which a Purchaser or any of its Affiliates is a party, duly executed by such Purchaser or such Affiliate, as applicable.

SECTION 1.03 Estimated Statement. No later than five (5) Business Days prior to the anticipated Initial Closing Date, Seller shall deliver to ABG Purchaser a written statement setting forth its good faith estimate of each of the following, in each case, determined and calculated in accordance with the Accounting Principles and the applicable definitions set forth herein: (i) the aggregate amount of all Cash of each member of the Acquired Group to be transferred at the Initial Closing to the extent included in Purchased Assets, calculated as of the Measurement Time (without giving effect to any cash dividends and distributions following the Initial Closing and prior to the Measurement Time), (ii) Indebtedness of each member of the Acquired Group to be transferred at the Initial Closing or otherwise included in Assumed Liabilities to be transferred at the Initial Closing, calculated as of immediately prior to the Initial Closing, (iii) Working Capital of the Business to be transferred at the Initial Closing, calculated as of the Measurement Time and (iv) Unpaid Company Transaction Expenses of each member of the Acquired Group transferred at the Initial Closing, together with a calculation of the Closing Date Purchase Price based on such amounts, in each case, determined and calculated in accordance with the Accounting Principles and the applicable definitions set forth herein, together with reasonable supporting detail therefor (the “Estimated Statement”); provided, however, that with respect to the foregoing clauses (i)-(iv), such items shall be prepared separately for the Sports Apparel Business, on the one hand, and the remainder of the Business to be transferred at the Initial Closing, on the other hand. Following delivery of the Estimated Statement, Seller shall, upon the written request of ABG Purchaser, promptly make financial records of Seller and its Affiliates to the extent reasonably related to the preparation of, or otherwise reasonably related to, the Estimated Statement available to ABG Purchaser and its Representatives in connection therewith (subject to the execution of customary work access letters if required by applicable accountants). ABG Purchaser shall have the opportunity to comment on and request reasonable changes to the foregoing estimates and calculations set forth in the Estimated Statement, and Seller shall consider in good faith any comments made by ABG Purchaser with respect to the calculations set forth in the Estimated Statement and, to the extent Seller agrees to any such comments, incorporate the same into the Estimated Statement; provided that, for the avoidance of doubt, absent manifest error, Seller shall have no obligation to agree to or incorporate any such comments into the Estimated Statement and in no event shall any review, comment or request on or in respect of the Estimated Statement by Purchaser, or any dispute related thereto, prevent or delay the Initial Closing.

SECTION 1.04 Post-Closing Adjustment.

(a) As soon as reasonably practicable following the Initial Closing Date, and, in any event, no later than two hundred ten (210) days thereafter, ABG Purchaser shall prepare and deliver to Seller a statement (the “Statement”) setting forth, in each case, ABG Purchaser’s good faith calculation of (A) Cash of each member of the Acquired Group transferred at the Initial Closing to the extent included in Purchased Assets, calculated as of the Measurement Time (without giving effect to any cash dividends and distributions following the Initial Closing and prior to the Measurement Time), (B) Indebtedness of each member of the Acquired Groups transferred at the Initial Closing or otherwise included in Assumed Liabilities to be assumed at the Initial Closing as of immediately prior to the Initial Closing, (C) Working Capital of the Business to be transferred at the Initial Closing as of the Measurement Time and (D) Unpaid Company Transaction Expenses of each member of the Acquired Group that is transferring at the Initial Closing, together with a calculation of the Purchase Price based on such amounts and reasonable supporting detail, based on the books and records of the Business and determined and calculated in accordance with the Accounting Principles, the applicable definitions set forth herein and without taking into account (x) any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting from the Transactions (other than the Pre-Closing Restructuring Transactions), (y) any actions taken at the express direction of a Purchaser before the Measurement Time outside of the ordinary course of business or (z) any change, circumstance, act, decision, fact or development occurring after the Initial Closing for purposes of establishing or altering a reserve or otherwise except in the ordinary course of business; provided, however, that with respect to the foregoing clauses (A)-(D), such items shall be prepared separately for the Sports Apparel Business, on the one hand, and the remainder of the Business to be transferred at the Initial Closing, on the other hand. Nothing in this Section 1.04 is intended to be used to adjust for errors or omissions that may be found with respect to the Financial Statements or any inconsistencies between the Accounting Principles, on the one hand, and GAAP, on the other hand. If ABG Purchaser fails to timely deliver or cause to be delivered a Statement in accordance with this Section 1.04(a), then the Estimated Statement shall be deemed to be the Statement and Seller may deliver a Notice of Disagreement with respect thereto in accordance with Section 1.04(b).

(b) During the ninety (90)-day period following Seller’s receipt of the Statement, Seller and its Representatives shall be permitted, upon reasonable notice and during normal business hours, to review any records, working papers and other documents of each Purchaser and its Representatives (subject to the execution of customary work access letters if required by applicable accountants) and to have access to the personnel (including personnel responsible for accounting and finance and senior management), in each case, to the extent reasonably related to the preparation of, or otherwise reasonably related to, the Statement. The Statement shall become final and binding upon Seller and the Purchasers at 11:59 p.m. on the date that is ninety (90) days following Seller’s receipt thereof (the “Disagreement Deadline”), unless Seller gives written notice to ABG Purchaser of its disagreement with the Statement or any item or calculation set forth therein (the “Notice of Disagreement”) prior to such time, which Notice of Disagreement shall set forth in reasonable detail Seller’s objections and/or proposed revisions to any of the calculations set forth in the Statement; provided that the only basis on which a Notice of Disagreement may be sent is if Seller determines that the Statement was not prepared in accordance with the Accounting Principles and the definitions contained hereon or otherwise contains manifest or mathematical error. If the Notice of Disagreement is delivered by Seller prior to the Disagreement Deadline, then the Statement (as revised in accordance with this Section 1.04) shall become final and binding upon Seller and Purchasers on the earlier of (A) the date Seller and ABG Purchaser resolve in writing all differences they have with respect to the matters specified in the Notice of Disagreement and (B) the date all disputed matters are finally resolved in writing by the Accounting Firm (defined below) pursuant to this Section 1.04. Any determination set forth on the Statement that is not objected to in the Notice of Disagreement will be deemed accepted by Seller and will be final and binding upon Seller and the Purchasers upon delivery of the Notice of Disagreement. During the thirty (30)-day period following the delivery of the Notice of Disagreement (the “Resolution Period”), Seller and ABG Purchaser shall seek in good faith to resolve in writing any differences that they have with respect to the matters specified in the Notice of Disagreement and agree on a final and binding determination of such disputed items or calculations. If any matter specified in the Notice of Disagreement remains in dispute at the end of the Resolution Period, then Seller and ABG Purchaser shall engage the dispute resolution group of Kroll, LLC or, if Kroll, LLC refuses such engagement, the dispute resolution group of an internationally recognized independent accounting or consulting firm mutually satisfactory to Seller and ABG Purchaser (the “Accounting Firm”), to resolve any and all such matters and, no later than five (5) days following such engagement, shall submit to the Accounting Firm in writing their respective positions with respect to any and all matters that remain in dispute at the end of the Resolution Period and that were included in the Notice of Disagreement. Seller and ABG Purchaser shall jointly instruct the Accounting Firm that it (1) shall act as an expert and not as an arbitrator, (2) shall review only the matters that were included in the Notice of Disagreement and that remain in dispute, (3) shall make its determination in accordance with the requirements of this Section 1.04 and based solely on the written submissions of Seller and ABG Purchaser and their respective Representatives and not by independent review, (4) shall not assign a value for any item that remains in dispute that is greater than the greatest value or smaller than the smallest value set forth by either Party with respect to such item in their respective written submissions to the Accounting Firm as to the resolution of such item and (5) shall render its written decision as promptly as practicable, but in no event later than thirty (30) days after submission to the Accounting Firm of the last to be submitted of the Parties’ respective written submissions as to the resolution of all matters in dispute. Each Purchaser and Seller shall furnish to the Accounting Firm such working papers and other relevant documents and information relating to the disputed matters (subject to the execution of customary work access letters if required by their accountants), and shall provide interviews, answer questions and otherwise cooperate with the Accounting Firm, as the Accounting Firm may reasonably request, in connection with its determination of such disputed matters. No Party shall have any ex-parte communication with the Accounting Firm relating to its services under or in connection with this Agreement or the Transactions. The terms of appointment and engagement of the Accounting Firm shall be as agreed upon between the Parties in writing and consistent with this Agreement. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the Party against which such determination is to be enforced. The scope of the disputes to be resolved by the Accounting Firm shall be limited to whether there were mathematical errors in the Statement and whether any component of Purchase Price as calculated in the Statement was calculated in accordance with the applicable definitions herein, the Accounting Principles and this Section 1.04, and the Accounting Firm is not authorized or permitted to make any other determination. Any determination by the Accounting Firm, and any work or analysis performed by the Accounting Firm in connection with its resolution of any dispute under this Section 1.04, shall not be admissible in evidence in any Proceeding between Seller and any Purchaser, other than to the extent necessary to enforce any payment obligation under Section 1.04(c). Without limiting the generality of the foregoing, the Accounting Firm is not authorized or permitted to make any determination as to any matter contemplated by this Agreement, except as set forth in this Section 1.04. The Accounting Firm’s determination shall be final, conclusive and binding on the Parties, absent manifest error or fraud. At any time, including following the Resolution Period, Seller and ABG Purchaser may agree in writing to settle any disputed matter set forth in the Notice of Disagreement, including any disputed matter submitted to the Accounting Firm, which agreement shall be final and binding upon Seller and the Purchasers; provided that, if such disputed matter has been submitted to the Accounting Firm, Seller and ABG Purchaser shall jointly instruct the Accounting Firm not to resolve such disputed matter, it being agreed that if the Accounting Firm nonetheless resolves such disputed matter, the agreement of Seller and ABG Purchaser with respect to such disputed matter shall control. The fees and expenses of the Accounting Firm in its capacity as such shall be borne by Seller and the ABG Purchaser in inverse proportion as the Parties may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the matters submitted. The fees, costs and expenses of ABG Purchaser incurred in connection with its preparation of the Statement, its review of the Notice of Disagreement and its preparation of any written submission to the Accounting Firm shall be borne by ABG Purchaser. The fees, costs and expenses of Seller incurred in connection with its review of the Statement, its preparation of the Notice of Disagreement and its preparation of any written submission to the Accounting Firm shall be borne by Seller. Each Purchaser other than ABG Purchaser hereby irrevocably designates and appoints ABG Purchaser to serve as its representative, agent, proxy and attorney-in-fact, with full power of substitution, to act for and do any and all things and to negotiate, defend, settle, compromise and otherwise handle and resolve any and all claims and disputes in respect of the determination of the Final Purchase Price pursuant to this Section 1.04(b).

(c) If the Closing Date Purchase Price is less than the Final Purchase Price, then ABG Purchaser shall pay or cause to be paid to an account designated in writing by Seller the amount of such difference by wire transfer of immediately available funds no later than five (5) Business Days after the Statement becomes final and binding on Seller and Purchasers pursuant to

Section 1.04(b). If the Final Purchase Price is less than the Closing Date Purchase Price, then Seller shall pay or cause to be paid to the account(s) designated in writing by ABG Purchaser of the amount of such difference by wire transfer of immediately available funds no later than five (5) Business Days after the Statement becomes final and binding on Seller and the Purchasers pursuant to Section 1.04(b).

(d) Any amounts paid pursuant to Section 1.04(c) will be treated as an adjustment to the Purchase Price for all purposes hereunder (including U.S. federal and applicable state, local and non-U.S. Income Tax purposes), unless otherwise required by applicable Law.

(e) Notwithstanding the foregoing, Seller hereby acknowledges and agrees that, if ABG Purchaser transfers the Sports Apparel Business to its operating partner, ABG Purchaser may assign its rights and obligations under Section 1.04(a) and Section 1.04(b) solely to the extent that such rights and obligations (including in respect of the Statement) relate to the Sports Apparel Business.

SECTION 1.05 Earnout.

(a) Immediately following the Initial Closing, ABG Purchaser shall transfer (or cause to be transferred) to one or more IPCo Entities the Company Owned Intellectual Property (including through the transfer of the equity interests of one or more members of the Acquired Group owning such Company Owned Intellectual Property).

(b) During the period beginning on January 1, 2025 (the first (1st) full calendar year after the Initial Closing Date) and ending on December 31, 2029 (the “Earnout Period”), Seller shall be eligible to receive up to three (3) additional payments (the “Earnout Payments”) in an aggregate amount not to exceed three hundred million dollars ($300,000,000), as follows:

(i) one hundred million dollars ($100,000,000), for the first (1st) calendar year during the Earnout Period in which the Gross Licensing Revenue is at least two hundred million dollars ($200,000,000); plus

(ii) one hundred million dollars ($100,000,000), for the first (1st) calendar year during the Earnout Period in which the Gross Licensing Revenue is at least three hundred million dollars ($300,000,000); plus

(iii) one hundred million dollars ($100,000,000), for the first (1st) calendar year during the Earnout Period in which the Gross Licensing Revenue is at least four hundred million dollars ($400,000,000).

For the avoidance of doubt, (x) the amounts set forth in each of the foregoing clauses (i)-(iii), if payable, shall only be paid once and (y) in no event shall the aggregate Earnout Payments exceed three hundred million dollars ($300,000,000) during the Earnout Period.

(c) As used herein:

(i) “Converted Licensing Revenue” means, with respect to the Non Royalty Paying Affiliates, if any, the aggregate amount equal to the sum of (x) each Non

Royalty Paying Affiliate’s retail and ecommerce revenues with respect to any Earnout Intellectual Property multiplied by a royalty rate of four percent (4%) plus (y) each Non Royalty Paying Affiliate’s wholesale revenues with respect to any Earnout Intellectual Property multiplied by a royalty rate equal to eight percent (8%), and plus (z) each Non Royalty Paying Affiliate’s revenues from any licensing of the Earnout Intellectual Property to third parties.

(ii) “Earnout Intellectual Property” means (A) the Company Owned Intellectual Property set forth on Schedule 1.05(c)(ii) and (B) any Intellectual Property that is an acronym, translation, transliteration, derivation, stylized version, composite, variation, derivative work, extension, continuation, divisional, continuation-in-part, reissue, reexamination, or foreign counterpart or equivalent of, or an improvement to the Company Owned Intellectual Property set forth on Schedule 1.05(c)(ii).

(iii) “Gross Licensing Revenue” means the sum of (A) consolidated gross royalty, common marketing fund and other revenues actually received (including any minimum royalty payments actually received) in connection with the licensing and marketing of the Company Owned Intellectual Property held by the IPCo Entities plus (B) the Converted Licensing Revenue, if any, plus (C) the Imputed IP Amount.

(iv) “Imputed IP Amount” means, with respect to any Transferred Company IP, an annual amount equal to the consideration received by ABG Purchaser or any of its Affiliates (including any IPCo Entity) for such Transferred Company IP in the applicable IP Transfer, divided by 7.5.

(v) “IP Transfer” means the direct or indirect sale, transfer or disposition of Company Owned Intellectual Property (or other Earnout Intellectual Property) (the “Transferred Company IP”) (including through the transfer of the equity interests of one or more Persons owning such Company Owned Intellectual Property or other Earnout Intellectual Property) by an IPCo Entity to a Person that is not an Affiliate of ABG Purchaser, in each case, during the Earnout Period; provided, that a Permitted JV Transfer shall not constitute an IP Transfer.

(vi) “Permitted IP Transfer” means any (i) Permitted JV Transfer or (ii) IP Transfer for which the Imputed IP Amount for the applicable Transferred Company IP is included in Gross Licensing Revenue.

(vii) “Permitted JV Transfer” means the direct or indirect sale, transfer or disposition of Company Owned Intellectual Property by an IPCo Entity to a Person (such Person, a “Permitted JV Transferee”) that is not, at the time of such sale, transfer or disposition, an IPCo Entity and (i) in which the ABG Purchaser or its Affiliates collectively own equity interests entitling ABG Purchaser or its Affiliates to 40% or more of the dividends or distributions of such Person and (ii) with respect to which ABG Purchaser or its Affiliates has information rights and other rights sufficient to permit ABG Purchaser or its Affiliates to (x) determine the Gross Licensing Revenue attributable such Person as an IPCo Entity and (y) to cause such Person to comply with the covenants and obligations of an IPCo Entity pursuant to Section 1.05(g).

(viii) For the purposes of calculating Converted Licensing Revenue and Gross Licensing Revenue, as applicable, revenue will be determined on a cash basis net of offsets to revenue, such as third party commissions, collection expenses and other bad debt expenses, and net of any sales Tax or VAT.

(d) On or prior to the date that is thirty (30) days following ABG Purchaser’s receipt of the consolidated audited financial statements of ABG Purchaser and its Subsidiaries for each fiscal year during the Earnout Period, ABG Purchaser shall deliver to Seller a statement setting forth, in reasonable detail, ABG Purchaser’s good faith calculation of the Gross Licensing Revenue with respect to such calendar year and the applicable Earnout Payments (if any) as a result thereof (the “Earnout Statement”). Each Earnout Statement will be accompanied by such supporting documentation as may be reasonably necessary to enable Seller to review, evaluate or confirm the amounts included in the Earnout Statement, including reasonably detailed information on Converted Licensing Revenue in respect of each Non Royalty Paying Affiliate, if any, and the calculation of any Earnout Payments.

(e) During the forty-five (45)-day period following Seller’s receipt of each Earnout Statement, Seller and its Representatives shall be permitted to review any records, working papers and other documents of ABG Purchaser and its Representatives used in the preparation of, or otherwise related to, such Earnout Statement and to have reasonable access to the personnel (including personnel responsible for accounting and finance and senior management) of ABG Purchaser and its Representatives with respect thereto during normal business hours, upon reasonable advance written notice and in a manner so as not to unreasonably interfere with the normal business operations of the IPCo Entities and the Business, as applicable. Such Earnout Statement shall become final and binding upon Seller and ABG Purchaser at 11:59 p.m. on the date that is forty-five (45) days following Seller’s receipt thereof (the “Earnout Disagreement Deadline”), unless Seller gives written notice to ABG Purchaser specifying in reasonable detail its disagreement with ABG Purchaser’s calculation of the Gross Licensing Revenue and the resulting Earnout Payments (the “Earnout Notice of Disagreement”) prior to such time. If Seller delivers an Earnout Notice of Disagreement to ABG Purchaser prior to the Earnout Disagreement Deadline, the dispute resolution mechanism set forth in Section 1.04(b) shall apply mutatis mutandis with respect to any disputes that may arise in connection therewith.

(f) If, following the final determination of the Gross Licensing Revenue pursuant to this Section 1.05, an Earnout Payment is due to Seller, then no later than ten (10) Business Days after the Earnout Statement becomes final and binding on Seller and ABG Purchaser pursuant to Section 1.05(e), ABG Purchaser shall pay to an account designated in writing by Seller the applicable Earnout Payment, by wire transfer of immediately available funds.

(g) During the Earnout Period, ABG Purchaser shall not, and shall cause the IPCo Entities not to, without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed), (x) take or fail to take any action (including implementing any strategy) with the intention of preventing or reducing the amount of any Earnout Payments, including deferring receipt of Gross Licensing Revenue until after the Earnout Period with the intent of preventing or reducing the amount of any Earnout Payments or (y) take or permit to be taken any of the following actions:

(i) directly or indirectly, sell, transfer or dispose of the Company Owned Intellectual Property (or other Earnout Intellectual Property) (including through the transfer of the equity interests of any Person owning such Company Owned Intellectual Property or other Earnout Intellectual Property), except (x) to another IPCo Entity or (y) a Permitted IP Transfer;

(ii) (x) consolidate with or merge into any other Person such that ABG Purchaser is not the continuing or surviving corporation or entity of such consolidation or merger (which shall not, for the avoidance of doubt, restrict any direct or indirect transfer of equity of ABG Purchaser) or (y) transfer or convey all or substantially all of its properties and assets to any Person, unless, in each such case, ABG Purchaser first makes proper provisions reasonably necessary so that the successors and assigns of ABG Purchaser shall succeed to and be bound by the obligations set forth in this Section 1.05;

(iii) directly or indirectly, sell or transfer, or permit the sale or transfer, of all or a majority of the ownership interests in a Non Royalty Paying Affiliate to any Person that is not an Affiliate of ABG Purchaser such that such Non Royalty Paying Affiliate ceases to be an Affiliate of ABG Purchaser (a Non Royalty Paying Affiliate following any such sale or transfer a “Former Non Royalty Paying Affiliate”) unless ABG Purchaser or its Affiliates makes proper provision to ensure that, following such sale or transfer, all retail, ecommerce and wholesale revenues with respect to any Earnout Intellectual Property of such Former Non Royalty Paying Affiliate are included in the calculation of Converted Licensing Revenue as if such Former Non Royalty Paying Affiliate remained a Non Royalty Paying Affiliate; or

(iv) enter into any Contract that involves royalty, licensing or similar payments to the IPCo Entities with respect to any Company Owned Intellectual Property with any Affiliate of ABG Purchaser, except for Contracts that are on arm’s-length terms, provided, however, that notwithstanding the foregoing, ABG Purchaser (and its Affiliates, as applicable) may, without violating the foregoing, (x) assign its rights (but not its obligations) to the Company Owned Intellectual Property as collateral to its debt financing sources and (y) consummate Permitted IP Transfers.

(h) During the Earnout Period, ABG Purchaser shall cause the IPCo Entities to maintain separate books and records or other arrangements to allow for the accurate and verifiable calculation of Gross Licensing Revenue.

(i) Any amounts paid pursuant to this Section 1.05 will be treated as an adjustment to the Purchase Price payable to Seller for all purposes hereunder (including U.S. federal and applicable state, local and non-U.S. Income Tax purposes), unless otherwise required by applicable Law.

SECTION 1.06 Withholding. Notwithstanding anything herein to the contrary, the Purchasers and their Affiliates (including, after the Applicable Closing, the Acquired Group), on the one hand, and Seller and its Affiliates, on the other hand, shall be entitled to deduct and withhold from amounts payable to one another under this Agreement any amounts required to be deducted and withheld under applicable Tax Law. If any Person proposes to make any deduction or withholding for Taxes under this Agreement, then they shall use commercially reasonable efforts to (x) give the Party subject to withholding prior written notice of such intention at least five (5) Business Days prior to making any such deduction or withholding (other than any deduction or withholding (i) on a payment treated as compensation, or (ii) attributable to a Seller Entity’s failure to comply with Section 1.02(b)(i), and (y) provide such other Party with a reasonable opportunity to provide any applicable certificate, form or documentation that would reduce or eliminate the requirement to deduct and withhold Tax with respect to such payment, and otherwise cooperate with any request by such other Party to reduce or eliminate such proposed deduction or withholding). If amounts are so deducted and withheld pursuant to this Section 1.06, (A) such amounts, other than Grossed-Up Withholding Taxes, shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made and (B) the applicable Party shall remit such amounts or cause such amounts to be remitted to the appropriate Governmental Entity. In the event that amounts deducted and withheld under this Section 1.06 are Grossed-Up Withholding Taxes, the Acquiring Purchaser shall pay such additional amount to Seller such that Seller shall receive the same net after-Tax proceeds that it would have received had no such Grossed-Up Withholding Taxes been deducted or withheld.

SECTION 1.07 Purchaser Designation Annex.

(a) In accordance with Section 1.01 and Section 6.12, at the Applicable Closing, (i) each Purchaser shall acquire and assume, and the Seller Entities shall transfer and assign to the applicable Purchasers, the Acquired Shares and Purchased Assets, in each case, identified as being acquired and assumed by such Purchaser at such Closing on Annex A (the “Purchaser Designation Annex”) and (ii) each Purchaser shall assume the Assumed Liabilities identified as being acquired and assumed by such Purchaser at such Closing on the Purchaser Designation Annex.

(b) At any time prior to the fifth (5th) Business Day prior to the Applicable Closing Date, ABG Purchaser may, at its option by written notice to Seller, amend the Purchaser Designation Annex (including to add additional Purchaser Designees that have duly executed a Joinder, after which such additional Purchaser Designees shall be deemed “Purchasers Designees” for all purposes hereunder); provided, however, that ABG Purchaser may not, without the prior written consent of Seller, make any such amendment to the extent doing so would reasonably be expected to (i) delay, impede or prevent the consummation of the applicable Transactions; (ii) result in any of the Acquired Shares, Purchased Assets or Assumed Liabilities not being acquired or assumed (as applicable) by the Purchasers, (iii) increase the Pre-Closing Restructuring Costs or otherwise decrease the Closing Date Purchase Price or result in additional Excluded Liabilities; or (iv) require any additional Filings to be made or additional Authorizations obtained under or in connection with any Regulatory Law that would not be required but for such amendment. In the event that any such additional Filings are required to be made, or additional Authorizations required to be obtained, by the amendment of the Purchaser Designation Annex to add an additional Purchaser Designee to this Agreement, Seller and ABG Purchaser shall consult in good faith to determine whether (x) such additional Filings can be made or additional Authorizations obtained prior to the date of the Initial Closing, and (y) such Filings or Authorizations that would be required (and the timing for making such Filings and receiving such Authorizations) are reasonably expected to be no greater than those required to be made or received if ABG Purchaser were directly or indirectly acquiring or assuming the Acquired Shares, Purchased Assets and the Assumed Liabilities.

SECTION 1.08 Local Transfer Agreements. To the extent required or desirable (as reasonably determined by the Parties) under applicable foreign Law to effect the Transactions, the Parties shall, as soon as reasonably practicable after the date hereof and no later than the Applicable Closing Date, execute and deliver or cause their respective Affiliates to execute and deliver such stock, asset or business transfer agreements, bills of sale, deeds, assignments, assumptions and other documents and instruments of sale, conveyance, assignment, transfer and assumption, in any form whatsoever, including notarial signatures and notarial form (the “Local Transfer Agreements”) as are necessary to effect any transfer of the Purchased Assets, the Acquired Shares or any assumption of the Assumed Liabilities at the Applicable Closing to the applicable Purchaser (which transfers and assumptions shall, except as otherwise expressly set forth herein, be on an “as-is”, “where-is” basis, without representation or warranty of any kind or nature). The Local Transfer Agreements shall be in a form that is reasonably agreed upon by the Parties and as is customary in the applicable jurisdiction or required by applicable foreign Law; provided that the Parties agree and acknowledge that the Local Transfer Agreements are intended solely to effect the legal transfer of the applicable Purchased Assets, Acquired Shares or the assumption of the Assumed Liabilities, and shall be, in all respects, consistent with the terms and conditions set forth in this Agreement. The Local Transfer Agreements shall not alter in any way the allocation of rights, obligations, benefits, costs and risks established between the Parties in this Agreement. In the event of any inconsistency between this Agreement and a Local Transfer Agreement, this Agreement shall control. For the avoidance of doubt, each Party shall pay their own expenses in connection with the preparation, negotiation and execution of the Local Transfer Agreements.

SECTION 1.09 Intellectual Property Assignments. Notwithstanding anything in this Article I to the contrary, it shall be each Purchaser’s responsibility (A) to prepare the applicable Intellectual Property assignment agreements for the Purchased Assets and, if desired by Purchaser, to record such assignments following execution thereof by Seller or the applicable Seller Entity at the Initial Closing (for the avoidance of doubt, no Seller Entity shall have any obligation to record such assignments) and (B) to bear all fees, duties and other costs (other than Transfer Taxes, which are governed by Section 6.06(f)) payable in connection with the recording of assignments and registration of title to the applicable Purchased Assets, as and when required by applicable Law or local custom, in the name of such Purchaser and its Affiliates; provided, however, that for any registered, issued or applied-for Intellectual Property rights of Seller or the applicable Seller Entity contained in the Purchased Assets that are not formally recorded by the applicable intellectual property registrar in the name of Seller or the applicable Seller Entity or have a deficiency in the recorded “chain of title” prior to the Initial Closing that requires correction as of the Initial Closing, Seller shall, and shall cause the applicable Seller Entity to, as reasonably requested by a Purchaser, execute or procure any applicable Intellectual Property assignment agreements or other “chain of title” correction documents, as applicable, and record such assignments or other applicable documents with the applicable intellectual property registrar and pay all fees, duties and other costs incurred by Seller or the applicable Seller Entity in connection therewith.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to each Purchaser as of the date hereof and as of the Initial Closing Date, except as set forth on the Disclosure Schedule in accordance with Section 11.07, as follows:

SECTION 2.01 Organization and Standing.

(a) Each member of the Acquired Group and each Seller Entity is duly organized and validly existing under the Laws of its respective jurisdiction of incorporation, formation or organization. Each member of the Acquired Group and each Seller Entity is in good standing under the Laws of its respective jurisdiction of incorporation, formation or organization and has the requisite power and authority to carry on the Business as it is now being conducted, except, where the failure to be in good standing or have such requisite power and authority would not, individually or in the aggregate, reasonably be expected to (i) be material to the Business and the Acquired Group, taken as a whole or (ii) prevent or materially delay, interfere with, hinder or impair (A) the consummation of the Transactions on a timely basis or (B) the compliance by each Seller Entity with its obligations under the Transaction Documents to which such Seller Entity is or will be a party.

(b) Each member of the Acquired Group and each Seller Entity is duly qualified to do business and, where applicable, is in good standing under the Laws of each state or other jurisdiction in which the ownership or use of the Purchased Assets owned or used by it or the nature of the conduct of the Business by it or the Seller Entities requires such qualification, except, in each case, where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to (i) be material to the Business and the Acquired Group, taken as a whole or (ii) prevent or materially delay, interfere with, hinder or impair (A) the consummation of the Transactions on a timely basis or (B) the compliance by each Seller Entity with its obligations under the Transaction Documents to which such Seller Entity is or will be a party.

(c) Seller has made available to each Purchaser an accurate and complete copy of the organizational documents of each Acquired Company, in each case, as in effect as of the date of this Agreement.

SECTION 2.02 Authority; Binding Effect.

(a) Each Seller Entity has all requisite corporate, limited liability or other power and authority to execute and deliver this Agreement and each of the Other Transaction Documents to which it is, or at the Applicable Closing will be, a party and (subject to the Consents, Authorizations and Filings described in Section 2.03) to consummate the transactions contemplated hereby and thereby (including the Pre-Closing Restructuring Transactions) and perform its other obligations hereunder and thereunder. Each Seller Entity has taken all corporate, limited liability company or other similar action required to authorize the execution and delivery of each Transaction Document to which it is, or at the Applicable Closing will be, a party and to authorize the consummation of the transactions contemplated hereby and thereby.

(b) This Agreement has been duly executed and delivered by Seller and, prior to the Applicable Closing, Seller or the applicable Seller Entities, will have duly executed and delivered each of the Other Transaction Documents to which it is specified to be a party.

(c) Assuming that this Agreement has been duly authorized, executed and delivered by the Purchasers, this Agreement constitutes, and, upon the due authorization, execution and delivery by the other Parties to each Other Transaction Document, each Other Transaction Document to which a Seller Entity is specified to be a party constitutes, or at the Applicable Closing will constitute, a legal, valid and binding obligation of the applicable Seller Entity, enforceable against such Seller Entity in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).

SECTION 2.03 No Conflicts; Consents.

(a) Assuming the delivery or receipt, as applicable, by the Seller Entities of the notices, consents, waivers, approvals and authorizations (each, a “Consent”) set forth in Section 2.03(a) of the Disclosure Schedule, the execution and delivery by the Seller Entities of this Agreement and each of the Other Transaction Documents to which it is specified to be a party and the consummation by the Seller Entities of the transactions contemplated hereby and thereby and the performance by the Seller Entities of its other obligations hereunder and thereunder do not or will not, in each case, with or without notice or lapse of time or both (i) conflict with or result in any violation, default or breach of the organizational documents of Seller, any applicable Seller Entity or any member of the Acquired Group, (ii) subject to the Authorizations and Filings described in Section 2.03(b), conflict with or result in any violation of applicable Law or (iii) (A) conflict with, or result in any violation, default or breach of, (B) result in or give rise to any right of termination, cancellation, acceleration of, or any loss of rights or benefits of the Seller Entities or a member of the Acquired Group under, or (C) create or give rise to any material obligation of Seller, any applicable Seller Entity or any member of the Acquired Group, in each case, under any Material Contract or Injunction or (iv) result in the creation of any mortgage, deed of trust, lien, security interest, equitable interest, pledge, option, right of first refusal or offer, easement, title defect, hypothecation, adverse claim, charge, license, proxy, transfer restriction or other similar encumbrance or restriction on a transfer or other assignment as security or otherwise (each, a “Lien”) (other than any Permitted Lien) upon any Purchased Assets, Acquired Shares or property owned by any member of the Acquired Group, other than, in the case of each of clauses (ii)-(iv), as would not reasonably be expected to, individually or in the aggregate, (x) be material to the Business and the Acquired Group, taken as a whole or (y) prevent or materially delay, interfere with, hinder or impair (1) the consummation of the Transactions on a timely basis or (2) the compliance by each Seller Entity with its obligations under the Transaction Documents to which such Seller Entity is or will be a party.

(b) No consent, waiver, approval, clearance, license, permit, order, authorization, expiration or termination of any applicable waiting period, of or by any Governmental Entity (each, an “Authorization”) or filing, application, notification, registration or other declaration made to or with any Governmental Entity (each, a “Filing”) is required to be obtained or made by or with respect to any Seller Entity or member of the Acquired Group in connection with the execution and delivery of this Agreement or the Other Transaction Documents, the consummation of the transactions contemplated hereby or thereby or the compliance by the applicable Seller Entities or such members of the Acquired Group with the terms and conditions hereof and thereof, other than (i) as may be required by applicable Regulatory Laws (other than the HSR Act), (ii) as may be required solely by reason of any Purchaser’s participation in the transactions contemplated by any of the Transaction Documents, (iii) as may be required by the rules or regulations of the Securities Act, Exchange Act, foreign or state securities Laws or “blue sky” Laws, or any applicable securities exchange or listing authority and (iv) such Authorizations or Filings, the absence of which, or the failure of which to be made, would not reasonably be expected to, individually or in the aggregate, (x) be material to the Business and the Acquired Group, taken as a whole or (y) prevent or materially delay, interfere with, hinder or impair (A) the consummation of the Transactions on a timely basis or (B) the compliance by each Seller Entity with its obligations under the Transaction Documents to which such Seller Entity is or will be a party.

SECTION 2.04 Capitalization.

(a) All of the Acquired Shares, including the names of each holder thereof and the class and number of the Acquired Shares outstanding (x) as of the date hereof, and (y) after giving effect to the Pre-Closing Restructuring Transactions, in each case, are set forth on Section 2.04(a) of the Disclosure Schedule. All of the Acquired Shares have been duly authorized and validly issued free and clear of all Liens, are fully paid and non-assessable and were not issued in violation of any applicable securities laws, preemptive or similar right, purchase option, call or right of first refusal or similar right, or restrictions on transfer (other than restrictions under applicable federal, state and other securities laws or Permitted Liens). None of the Acquired Shares are listed on any stock exchange or registered on any unlisted market.

(b) All of the other Acquired Group Shares, including the names of each holder thereof and the class and number of the Acquired Group Shares outstanding (x) as of the date hereof, and (y) after giving effect to the Pre-Closing Restructuring Transactions, in each case, are set forth on Section 2.04(a) of the Disclosure Schedule, which Acquired Group Shares have been duly authorized and validly issued free and clear of all Liens, are fully paid and non-assessable and were not issued in violation of any applicable securities laws, preemptive or similar right, purchase option, call or right of first refusal or similar right, or restrictions on transfer (other than restrictions under applicable federal, state and other securities laws or Permitted Liens). Except as set forth on Section 2.04(a) of the Disclosure Schedule, (i) no member of the Acquired Group owns or controls, directly or indirectly, any interest of any nature in any other corporation, partnership, limited liability company, association, joint venture or other entity, nor has any right or obligation to acquire any such interest and (ii) there are no equity interests in, or voting securities of, any member of the Acquired Group that are issued, reserved for issuance or outstanding. None of the Acquired Group Shares are listed on any stock exchange or registered on any unlisted market.

(c) There are no outstanding warrants, options, rights, “phantom” stock rights, stock appreciation rights, purchase rights, subscription rights, rights of first refusal, direct or indirect equity participation rights, preemptive rights, conversion rights, exchange rights, stock-based performance units, convertible or exchangeable securities or other commitments or undertakings (other than this Agreement) (i) pursuant to which any member of the Acquired Group is or may become obligated to issue, deliver, sell or grant any equity interest in, or voting security of, the members of the Acquired Group or any security convertible into, or exercisable or exchangeable for, any equity interest in, or voting security of, the members of the Acquired Group, (ii) pursuant to which any member of the Acquired Group is or may become obligated to issue, deliver, sell or grant any such warrant, option, right, unit, security, commitment or undertaking described in the foregoing clause (i), or (iii) that gives any Person the right to receive any benefits or rights similar to any rights enjoyed by or accruing to the holder of the Acquired Group Shares. Other than this Agreement and the organizational documents of each member of the Acquired Group, the Acquired Group Shares are not subject to any voting trust agreement or other Contract restricting or otherwise relating to the voting, dividend rights or disposition of the Acquired Group Shares.

SECTION 2.05 Financial Statements.

(a) Section 2.05(a) of the Disclosure Schedule sets forth true and complete copies of the unaudited consolidated balance sheet of the Business as of December 31, 2023 (such balance sheet, the “Latest Balance Sheet”, and such date, the “Latest Balance Sheet Date”) and the related unaudited consolidated statement of net revenues and direct costs and operating expenses for the twelve (12)-month period ended January 1, 2022, December 31, 2022 and December 31, 2023 (collectively, the “Financial Statements”), in each case including a consolidating view with each business segment (including the Sports Apparel Business) separated. The Financial Statements were derived from the books and records of Seller, which are maintained in all material respects in accordance with GAAP and fairly present, in all material respects, the financial position and results of operations of the Business as of the times and for the periods referred to therein in accordance with GAAP; provided that the Financial Statements and the foregoing representations and warranties are qualified by the fact that (a) the Business has not operated as a separate “stand-alone” entity and has received certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the Business would incur on a standalone basis, (b) the Financial Statements are not indicative of what the financial position or results of operations of the Business will be in the future, and (c) the Financial Statements are subject to (i) the absence of normal, recurring year-end adjustments (which are not, individually and in the aggregate, material to the Business and the Acquired Group, taken as a whole) and (ii) the absence of disclosures normally made in footnotes to audited financial statements.

(b) Seller maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c) Section 2.05(c) of the Disclosure Schedules sets forth a true, correct and complete list as of the date of this Agreement of all Guarantees provided by Seller or any of its Affiliates (including among any members of the Acquired Group) for the benefit of the Business as of the date hereof.

(d) As of the date of this Agreement, no member of the Acquired Group has any Liabilities in respect of long-term deferred revenue.

(e) Section 2.05(e) of the Disclosure Schedules sets forth, as of the date of this Agreement, all hedges, interest rate, currency swaps (as such terms are defined under the Commodity Exchange Act) or other derivative arrangements, regardless of valuation, to which any member of the Acquired Group is a party to or otherwise has any obligations.

SECTION 2.06 No Undisclosed Liabilities.

(a) There are no Liabilities of the Business, whether absolute, contingent, accrued or otherwise, other than Liabilities (i) expressly reflected, or reserved against, on the face of the Latest Balance Sheet, (ii) incurred since the Latest Balance Sheet Date in the ordinary course of business (none of which arises out of or relates to any breach of Contract or warranty or violation of Law), (iii) arising under this Agreement or the Other Transaction Documents or otherwise arising or incurred in connection with the Transactions, (iv) under executory Contracts (none of which arises out of or relates to any breach of such Contract or warranty or violation of Law), or (v) that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Acquired Group, taken as a whole. As of the date of this Agreement, Seller and its Subsidiaries are not currently in shortfall with respect to any annual or term guarantees or marketing commitments under any license Contracts that are Transferred Contracts. There are no contractual provisions requiring the payment of any transfer fees (other than de minimis administrative fees) that would be triggered by the consummation of the Transactions in any Contract relating to the licensing of or right to use any Intellectual Property with respect to the Sports Apparel Business that is not set forth on Section 2.06(a) of the Disclosure Schedule.

(b) Alternative Apparel serves solely as a holding company for certain of the Company Owned Intellectual Property and is not engaged in any other business activities. Except as set forth on Section 2.06(b) of the Disclosure Schedule, Alternative Apparel has no other Liabilities of any kind and is not a party to any Contract.

SECTION 2.07 Taxes.

(a) All material Tax Returns required by applicable Law to be filed by or with respect to any member of the Acquired Group or with respect to the Purchased Assets have been filed (taking into account extensions), all such Tax Returns are true, correct and complete in all material respects, and all material Taxes (whether or not shown as due on any such Tax Return) due and payable by any member of the Acquired Group or with respect to the Purchased Assets have been paid.

(b) There is no Lien (other than any Permitted Lien) for material Taxes on any asset of any member of the Acquired Group or any of the Purchased Assets.

(c) There is no pending audit, examination or other Proceeding with respect to material Taxes by any Governmental Entity with respect to any member of the Acquired Group or related to the Purchased Assets and, to the Knowledge of Seller, no such audit, examination or other Proceeding has been threatened in writing. No member of the Acquired Group or Seller

Entity (in the case of a Seller Entity, solely to the extent of any such extension or waiver that is applicable to a material Tax or Tax Return related to the Purchased Assets) has consented to any extension or waiver of the limitations period applicable to any material Tax or Tax Return (other than in connection with an extension of time in which to file a Tax Return obtained in the ordinary course of business).

(d) No member of the Acquired Group has any liability for material Taxes of any Person (i) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law) (other than Seller or any of its Affiliates (including any member of the Acquired Group)), (ii) as a transferee or successor, or (iii) by contract (other than a Contract entered into in the ordinary course of business the primary purpose of which is not Taxes), or (iv) by operation of Law.

(e) No member of the Acquired Group has participated in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2) (or similar or analogous transaction reportable under state, local or non-U.S. Law, including EU Council Directive 2018/822/EU of May 25, 2018).

(f) No written claim that has not been fully resolved has been made to a member of the Acquired Group or Seller Entity (in the case of a Seller Entity, in whole or in part due to its ownership of Purchased Assets) by any Taxing Authority in a jurisdiction where such member or Seller Entity does not file a particular Tax Return or pay a particular Tax that such member or Seller Entity is or may be required to file such Tax Returns or pay such Taxes.

(g) Each member of the Acquired Group has deducted, withheld and paid to the appropriate Taxing Authority all amounts of material Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, former employee, independent contractor, customer, creditor, stockholder or other third party. All material Taxes of a member of the Acquired Group that were deferred under Section 2302(a) of the CARES Act or any similar Law have been timely paid to the appropriate Taxing Authority (to the extent such Taxes are due and payable).

(h) No member of the Acquired Group is required to include any material item of income in, or exclude any material item of deduction or loss from, a taxable period (or portion thereof) ending after the Applicable Closing Date as a result of any: (i) change in method of accounting under Section 481 of the Code (or any similar or analogous provision of U.S. state, local or non-U.S. Tax Law) made prior to the Applicable Closing or the use of an improper method of accounting for any Pre-Closing Tax Period, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Income Tax Law) entered into prior to the Applicable Closing, (iii) installment sale or open transaction disposition made prior to the Applicable Closing, (iv) deferred revenue or other prepaid amount accrued or received prior to the Applicable Closing outside of the ordinary course of business, (v) intercompany transaction or excess loss account described in Section 1502 of the Code (or any similar provision of state, local or non-U.S. Tax Law) in existence as of the Applicable Closing, or (vi) any gain recognition agreement (as described in Treasury Regulations Section 1.367(a)-8) entered into prior to the Applicable Closing. No member of the Acquired Group has made an election described in Section 965(h) of the Code.

(i) As of the date hereof, each member of the Acquired Group is classified for U.S. federal income tax purposes as set forth on Section 2.07(i) of the Disclosure Schedule. Except as set forth on Section 2.07(i) of the Disclosure Schedule, no member of the Acquired Group has ever been classified for U.S. federal income tax purposes as an association taxable as a corporation.

(j) None of the Acquired Shares and none of the Purchased Assets held by a Seller Entity that is not (and is not disregarded as separate from) a “United States person” within the meaning of Section 7701(a)(30) of the Code, constitute “United States real property interests” (as defined in Section 897(c)(1) of the Code). The shares in the Italy Company do not derive their value or the greater part of their value directly or indirectly from land in Ireland, minerals or mining rights in Ireland, or exploration or exploitation rights in Ireland and none of the shares in the Italy Company were acquired by Seller, or any prior holder, in exchange for shares, debenture or other securities, the greater part of the value of which was derived from such assets.

(k) No member of the Acquired Group has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two (2)-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or non-U.S. Law).

(l) No member of the Acquired Group is a party to or bound by any Tax allocation or sharing agreement, other than any such agreement the principal purpose of which is not the allocation or sharing of any Tax.

(m) Each member of the Acquired Group (i) is resident for all Tax purposes in its jurisdiction of formation, and (ii) does not have a permanent establishment or fixed base in a country other than its country of organization. No member of the Acquired Group organized or incorporated outside the United States has elected under Section 897(i) of the Code to be treated as a “domestic corporation”.

(n) No private letter rulings, technical advice memoranda, advance pricing agreements, tax holidays, tax abatement agreements or similar agreements or rulings relating to Taxes have been entered into or issued by any Governmental Entity to or in respect of a member of the Acquired Group or a Seller Entity (in the case of a Seller Entity, related to the Purchased Assets and that would be binding on the Acquiring Purchaser of such Purchased Assets after the Applicable Closing).

(o) No member of the Acquired Group is or has ever been part of a VAT or similar group for Indirect Tax purposes. Each member of the Acquired Group is registered for Indirect Taxes in its jurisdiction of formation and is not registered for Indirect Taxes in any jurisdiction other than or in addition to its jurisdiction of formation. No member of the Acquired Group is a capital goods owner for VAT purposes.

(p) The shares in the Italy Company do not derive their value or the greater part of their value directly or indirectly from land in Ireland, minerals or mining rights in Ireland, or exploration or exploitation rights in Ireland and none of the shares in the Italy Company were acquired by Seller, or any prior holder, in exchange for shares, debenture or other securities, the greater part of the value of which was derived from such assets.

SECTION 2.08 Tangible Title to Assets. The Seller Entities or a member of the Acquired Group has good and valid title to, or the right to transfer (or cause to be transferred) in accordance with the terms of this Agreement, all of the tangible Purchased Assets, free and clear of all Liens (other than Permitted Liens). Other than equipment or other personal property that is leased from third parties and Retained Personal Property, no Person other than the Seller Entities or a member of the Acquired Group owns any material equipment or other material tangible personal property or material tangible assets situated on the Transferred Owned Real Property or the Transferred Leased Real Property.

SECTION 2.09 Real Property.

(a) The Transferred Owned Real Property and the Transferred Leased Real Property comprise all of the premises and land owned, occupied or otherwise used by a member of the Acquired Group.

(b) A Seller Entity or member of the Acquired Group has good and marketable fee simple title to all Transferred Owned Real Property and good and marketable title to the leasehold estates in all Transferred Leased Real Property, in each case, free and clear of all Liens (other than any Permitted Lien).

(c) True, correct and complete copies of all leases, subleases and occupancy agreements for (i) U.S. Retail Stores that require annual rent payments by the Seller or its respective Affiliates in excess of one hundred thousand dollars ($100,000) and (ii) all other Transferred Leased Real Properties that are not U.S. Retail Stores have been made available to the Purchasers and are in full force and effect and are enforceable against the relevant Seller Entity or member of the Acquired Group, as applicable, and, to the Knowledge of Seller, any other counterparty thereto, in accordance with their respective terms, subject to the Remedies Exception. No written notices of material default under any such lease, sublease, ancillary agreement or occupancy agreement, have been sent or received by any Seller Entity or member of the Acquired Group within the last twelve (12) months.

(d) No Seller Entity or member of the Acquired Group (as the case may be) has leased or otherwise granted to any Person the right to use or occupy the Transferred Owned Real Property or the Transferred Leased Real Property or any portion thereof. Other than the right of Purchaser pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal or other contracts or agreements to purchase the Transferred Owned Real Property or the applicable Seller Entity’s or member of the Acquired Group’s interest in the Transferred Leased Real Property or any portion thereof or interest therein. No Seller Entity or member of the Acquired Group (as the case may be) is a party to any agreement or option to purchase any real property or interest therein; and no Seller Entity or member of the Acquired Group (as the case may be) is a party to any agreement to market or sell any real property or interest therein, including the Transferred Owned Real Property and the Transferred Leased Real Property.

(e) There is no outstanding written notice of dispute or threat thereof involving a Seller Entity or member of the Acquired Group and any bona fide third party as to the ownership, occupation or use of the Transferred Owned Real Property and Transferred Leased Real Property

which, if implemented or enforced, would have a material impact on the ownership, occupation or use of any Transferred Owned Real Property and Transferred Leased Real Property.

(f) No Seller Entity or member of the Acquired Group (as the case may be) has received any written notice to the effect that any rezoning proceedings are pending or threatened, with respect to the Transferred Owned Real Property, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Acquired Group, taken as a whole.

(g) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Acquired Group, taken as a whole, no Seller Entity or member of the Acquired Group (as the case may be) has received, or been served by the relevant landowner with copy of, any written notice regarding procedures or decrees of administrative nature (including but not limited to eviction, expropriation, or occupation including temporary) which may prejudice, as the case may be, the full exclusive enjoyment of the Transferred Owned Real Property or Transferred Leased Real Property.

(h) No Seller Entity or member of the Acquired Group (as the case may be) has received any unresolved written notice of any existing material violation of the applicable lease, Law or Company Permit by a Seller Entity (with respect to the Business) or member of the Acquired Group with respect to the occupancy, use and development of the Transferred Owned Real Property or the Transferred Leased Real Property, and such occupancy, use and development complies in all material respects with, if applicable, the use provided for in the applicable lease, Law, and all Company Permits, including, without limitation, with reference to building permits, fitness-for-use, and fire-prevention matters.

(i) Except (i) as may be disclosed in third-party physical condition reports with respect to the Transferred Owned Real Property and Transferred Leased Real Property which have been delivered or otherwise made available to Purchaser prior to the date hereof (it being understood and agreed that a reference in a physical condition report to a document not otherwise delivered or made available to Purchaser shall not be deemed to constitute disclosure of the contents of such document) or (ii) as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Acquired Group, taken as a whole, (A) the Transferred Owned Real Property and Transferred Leased Real Property are supplied with utilities in material compliance with the applicable Law as necessary to permit its continued operation as it is now being operated and (B) the Transferred Owned Real Property and Transferred Leased Real Property are in adequate operating condition to carry on the Business as it is currently being operated and is compliant with applicable Laws (including, without limitation, town-planning / urbanistic Laws and administrative instruments, and Laws governing building permits, fitness-for-use and fire prevention matters).

(j) There is no pending or, to the Knowledge of Seller, threatened condemnation or eminent domain proceedings (or process or purchase in lieu thereof) affecting the Transferred Owned Real Property, the Transferred Leased Real Property or any part thereof.

(k) No member of the Acquired Group or Seller Entity is (with or without the lapse of time or the giving of notice, or both) in breach or default of any leases, subleases, ancillary agreements and occupancy agreements for the Transferred Leased Real Property, except, in each case, to the extent that any such failure to perform, breach or default would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Acquired Group, taken as a whole.

SECTION 2.10 Intellectual Property and Privacy.

(a) A Seller Entity or a member of the Acquired Group exclusively owns all right, title and interest in, free and clear of all Liens (other than Permitted Liens), all Company Owned Intellectual Property; provided that the foregoing representation and warranty is made to the Knowledge of Seller with respect to any Archived Copyrights. The Company Owned Intellectual Property, together with the Intellectual Property to be licensed to the Purchasers as of the Initial Closing under the Patent and Technology License Agreement and Trademark License Agreement or otherwise made available to the Purchasers as of the Initial Closing under the Transition Services Agreement or Supply Agreement, constitutes all Intellectual Property owned by Seller and its Affiliates and used in, held for use in, or necessary for the conduct of the Business as currently conducted and currently proposed to be conducted. Neither the execution, delivery or performance of this Agreement or the other Transaction Documents, nor the consummation of the Transactions, will result in the loss, limitation, termination or other impairment of, or trigger any requirement to pay additional royalties or other consideration for the continued used by the Purchasers or any member of the Acquired Group of (i) any Intellectual Property of a third party used or held for use in and material to the Business or (ii) any Intellectual Property owned by a Seller Entity or any member of the Acquired Group used or held for use in the Business (other than Intellectual Property that is not material to any business unit of the Business or material to the operation of the Business within any jurisdiction); provided that the foregoing representation and warranty is made to the Knowledge of Seller with respect to any Archived Copyrights.

(b) Section 2.10(b) of the Disclosure Schedule sets forth a true and complete list of all issued and applied-for patents, registered and applied-for Marks, registered Copyrights, and Internet Properties included in the Company Owned Intellectual Property (the “Company Registered Intellectual Property”), listing for each such item, as applicable, (i) the identity of the current assignee or record owner (and if different, beneficial owner), (ii) the date and jurisdiction in which such item has been issued, registered or filed, (iii) the registration, patent and/or application number, (iv) the current status and (v) as of the date hereof, any filings or fees that must be filed or paid to a Governmental Entity within thirty (30) days following August 31, 2024 to maintain the applicable Company Registered Intellectual Property. The Company Registered Intellectual Property is subsisting, enforceable and, to the Knowledge of Seller, valid. Neither Seller nor any of its Affiliates (other than members of the Acquired Group) owns any to material software that is used in the Business.

(c) No claim or action is pending or threatened in writing and, since January 1, 2021, neither Seller nor any of its Affiliates (including the members of the Acquired Group) has received any written notice or claim by any Person challenging the ownership, validity, enforceability or registration of any Company Owned Intellectual Property (other than ordinary course office actions related to the prosecution of an application for the registration or issuance of any item of Company Owned Intellectual Property). Neither Seller nor any of its Affiliates (including the members of the Acquired Group) is subject to any outstanding judgment, award, settlement, directive, decree, order, writ, Injunction or agreement, in each case, that adversely affects, in any material respect, their use or practice of or rights in or to any Company Owned Intellectual Property.

(d) The conduct of the Business as presently conducted does not infringe, misappropriate, dilute or otherwise violate, and since January 1, 2021 has not infringed, misappropriated, diluted or otherwise violated, the Intellectual Property rights of any other Person. No claim or action is pending or threatened in writing and, since January 1, 2021, neither Seller nor any of its Affiliates (including the members of the Acquired Group) has received any written notice or claim, alleging that the conduct of the Business has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any other Person (other than notices, claims or actions that would not, individually or in the aggregate, reasonably be expected to impair the value of the Company Owned Intellectual Property, limit the Business’s use of the Company Owned Intellectual Property, or result in material liability to the Business or to Purchaser or any member of the Acquired Group, in each case, except with respect to the “Champion”, “Gear for Sports”, “Alternative Apparel”, “C9”, “GTM”, “Duofold”, and “Knights Apparel” Marks).

(e) To the Knowledge of Seller, no Person is infringing, misappropriating, diluting or otherwise violating or, since January 1, 2021, has infringed, misappropriated, diluted or otherwise violated, any Company Owned Intellectual Property in any material respect. No claim or action is pending or threatened in writing and, since January 1, 2021, neither Seller nor any of its Affiliates (including the members of the Acquired Group) has sent any written notice or claim to any Person, alleging that any Person has infringed, misappropriated, diluted or otherwise violated any Company Owned Intellectual Property (other than with respect to any such infringement, misappropriation or dilution that would not, individually or in the aggregate, reasonably be expected to impair the value of the Company Owned Intellectual Property, limit the Business’s use of the Company Owned Intellectual Property, or result in material liability to the Business or to Purchaser or any member of the Acquired Group, in each case, except with respect to the “Champion”, “Gear for Sports”, “Alternative Apparel”, “C9”, “GTM”, “Duofold”, and “Knights Apparel” Mark).

(f) The members of the Acquired Group, Seller and each other Seller Entity have taken commercially reasonable measures to enforce, protect and maintain each item of Company Owned Intellectual Property, including implementing and enforcing a quality control program designed to ensure their and their licensees’ use of Marks contained in the Company Owned Intellectual Property are in accordance with the standards established and employed by Seller and its Affiliates in the operation of the Business. The members of the Acquired Group, Seller and each other Seller Entity have taken commercially reasonable measures to protect and maintain the secrecy and confidentiality of all material trade secrets or other material confidential information included in the Company Owned Intellectual Property or otherwise in their possession or control and used or held for use in the Business. No material trade secrets or other material confidential information owned or held by Seller or any of its Affiliates in connection with the Business have been disclosed by any of them to any Person other than to Persons who are subject to a contractual, legal or enforceable ethical obligation to maintain the confidentiality thereof, which obligation has not, to the Knowledge of Seller, been breached by such Person.

(g) All current and former officers, directors, employees, consultants and contractors of the members of the Acquired Group, Seller and each other Seller Entity who have developed material Intellectual Property that is purported to be included in the Company Owned Intellectual Property have assigned ownership of such Intellectual Property to Seller or the applicable Seller Entity or member of the Acquired Group through valid written agreements (“IP Assignments”), except where such ownership vests in Seller or the applicable Seller Entity or member of the Acquired Group by operation of applicable law. No current or former officer, director, employee, consultant or contractor of any member of the Acquired Group, Seller or any other Seller Entity (i) has any right, title or interest, or any claim, in or with respect to any Company Owned Intellectual Property, or (ii) to the Knowledge of Seller, is in violation of any IP Assignment.

(h) The IT Systems are sufficient for and operate and perform in all material respects as needed to conduct the Business as currently conducted, and to the Knowledge of Seller, are free from any Malicious Code. The Seller Entities and members of the Acquired Group have implemented and maintain commercially reasonable policies and procedures designed to maintain and protect the security, integrity and continuous operation of the IT Systems, including commercially reasonable backup, system redundancy, security and disaster recovery plans, technologies and procedures. Since January 1, 2021, (i) the IT Systems have not malfunctioned, or experienced any failure or other recurring technical problem, downtime or interruption, in each case, in a manner that materially disrupted the operation of the Business, and (ii) there has been no unauthorized access to or use of any IT Systems or unauthorized intrusions or breaches of security with respect to any IT Systems, in each case, that has resulted in the unauthorized access, use, disclosure, modification, deletion, corruption or encryption of any material data or information stored therein or processed thereby.

(i) Since January 1, 2021, the Business has not suffered any security incident with respect to any Personal Data that required notice to be sent to affected individuals and/or the applicable Governmental Entity or to a relevant data protection supervisory authority, in each case, under applicable Privacy and Data Security Requirements or which has resulted in, or would reasonably be expected to result in, any Losses of the members of the Acquired Group or the Business. The Seller Entities and members of the Acquired Group are, and have been since January 1, 2021, in compliance in all material respects with the Privacy and Data Security Requirements with respect to the Business.

(j) (i) The Business to the Knowledge of Seller, is not under investigation by any Governmental Entity for a violation of any Privacy and Data Security Requirements; and (ii) since January 1, 2021, neither Seller nor any of its Affiliates have received any written complaints, lawsuit, investigation, audit request, report, subpoenas, demands, or notices, alleging any actual or potential violations of any Privacy and Data Security Requirements related to the Business, other than customer inquiries and requests received in the ordinary course of business.

SECTION 2.11 Contracts.

(a) Section 2.11(a) of the Disclosure Schedule sets forth, as of the date of this Agreement, a correct and complete list of each Contract (other than any Transaction Document or, except as specified in Section 2.11(a)(xvi), any Benefit Plan) (x) that constitutes a Transferred

Contract or (y) to which any member of the Acquired Group is a party or by which it or any of its assets or any Seller Entity is bound (in each case, in respect of the Business) or will be required to become bound (the Contracts set forth on Section 2.11(a) of the Disclosure Schedule or required to be set forth on Section 2.11(a) of the Disclosure Schedule, but excluding, in each case, purchase orders entered into in the ordinary course of business, each a “Material Contract”):

(i) that is a collective bargaining agreement or other labor-related Contract with any labor union, works council or other similar labor organization representing any Business Employees (in their capacity as such) (each, a “Union Contract”);

(ii) that is for the provision of services by (A) a professional employer organization or employer of record service provider or (B) any other employee staffing agency;

(iii) that (A) limits or restricts any member of the Acquired Group or the Business from engaging in the Business in any jurisdiction, (B) creates or purports to create any material exclusive relationship or arrangement related to the Business, (C) contains a “most favored nation” provision, or (D) grants to any Person an option or a first refusal, first-offer or similar preferential right to purchase or acquire any Purchased Asset;

(iv) between any member of the Acquired Group, on the one hand, and Seller or any of its Affiliates (other than any member of the Acquired Group) or any of its or their respective officers or directors, on the other hand, in each case, other than (A) any Contract that is not necessary for the Purchasers to conduct the Business in all material respects in substantially the same manner as conducted on the date of this Agreement and will expire or be terminated at or prior to the Initial Closing and (B) any Benefit Plan (each, an “Intercompany Contract”);

(v) that is not otherwise listed on Section 2.11(a) of the Disclosure Schedule and pursuant to which any member of the Acquired Group or any Seller Entity is obligated to make aggregate future payments to any other Person, or pursuant to which any member of the Acquired Group or any Seller Entity is entitled to receive aggregate future payments from any other Person, in each case, in excess of two million dollars ($2,000,000) during any twelve (12)-month period, other than (A) any purchase order or sales order entered into in the ordinary course of business that are terminable by the Acquired Group without any further liability by notice of not more than, or have a term of not longer than, thirty (30) days and (B) any Benefit Plan;

(vi) that evidences any Indebtedness of or with respect to any members of the Acquired Group or the Business (including all bonds, debentures, notes, loans, credit or loan Contracts or loan commitments, mortgages, indentures, and other Contracts relating to the borrowing of money, but excluding Guarantees set forth on Section 2.05(c) of the Disclosure Schedules), in each case, (A) in an amount exceeding, individually, two hundred fifty thousand dollars ($250,000), or (B) that will not be terminated in connection with the Pre-Closing Restructuring Transactions with no ongoing Liability of any member of the Acquired Group or the Business;

(vii) that grants or creates any Lien (other than any Permitted Lien) upon any Acquired Shares, Transferred Leased Real Property, any Transferred Owned Real Property or any other Purchased Assets (in each case, other than Intellectual Property, which, for the avoidance of doubt, is addressed in clause (xiv)) securing obligations in an amount exceeding, individually two hundred fifty thousand dollars ($250,000);

(viii) pursuant to which the members of the Acquired Group or any Seller Entity acquired or disposed of, or has agreed to acquire or dispose of, any asset, property or business constituting a Purchased Asset (or that would have constituted a Purchased Asset had it not been disposed of) in the three (3) years prior to the date of this Agreement from or to an unrelated third party for consideration exceeding, in the aggregate, two million dollars ($2,000,000) and has any material continuing obligations, except for any acquisition or disposition of assets or property in the ordinary course of business;

(ix) that creates or governs any joint venture, cooperation, strategic alliance, partnership, profit sharing or similar arrangement, in each case, that is material to the Business and the Acquired Group, taken as a whole;

(x) that governs the logistics, distribution, and supply chain management required for the conduct of the Business and involves annual payments by the Acquired Group or the Seller Entities in excess of two million dollars ($2,000,000);

(xi) that reflects any resolution or settlement of any claim or Proceeding related to the Business or the Acquired Group pursuant to which any member of the Acquired Group or any Seller Entity has continuing monetary obligations in excess of two hundred fifty thousand dollars ($250,000), individually, or will be subject to any material limitations on the conduct of operations after the Initial Closing;

(xii) that requires future capital expenditures related to the Business (including any series of related expenditures) of more than two million dollars ($2,000,000) in the twelve (12)-month period following the date of this Agreement, or four million dollars ($4,000,000), in the aggregate;

(xiii) that is a Contract relating to the acquisition, divestiture, or development (including any joint development) of any Intellectual Property that was executed in the three (3) years prior to the date of this Agreement and that is used in and material to the Business (other than Contracts with employees or contractors on a standard form of agreement);

(xiv) that is a Contract relating to the licensing of or right to use any Intellectual Property of a third party that is material to the Business or any Company Owned Intellectual Property (other than nonexclusive licenses (A) to generally commercially available, off-the-shelf software granted in Enterprise-Wide Contracts that are not Transferred Contracts or for one-time or annual aggregate fees of less than one hundred fifty thousand dollars ($150,000), (B) granted to suppliers, vendors, or service providers (but not, for clarity, distributors) of the Business in the ordinary course of business solely for the purpose of their provision of goods or services to the Business, or

(C) that are merely incidental to the subject matter of the applicable Contract, the commercial purpose of which is primarily for something other than such license);

(xv) that constitutes a concurrent use agreement, settlement agreement, co-existence agreement or similar agreement with respect to any Intellectual Property that restricts the ability of the Business to use, enforce or defend any Company Owned Intellectual Property;

(xvi) that is a written employment Contract, termination or severance Contract, change of control, sale bonus or retention Contract, in each case, solely in respect to any Business Employee or individual independent contractor, or consultant of the Business who earns, in each case, more than two hundred thousand dollars ($200,000) in annual base compensation, in their capacities as such, in each case, that is not terminable at-will without any further Liability to the applicable member of the Acquired Group and including, in each case, any forms thereof;

(xvii) all Contracts (x) with public universities and (y) (other than Permits and immaterial utilities agreements) that are otherwise with a Governmental Entity involving payments to or by the Business in excess of five hundred thousand dollars ($500,000) in the twelve (12)-month period immediately prior to the date of this Agreement; or

(xviii) any Contract providing for the indemnification or holding harmless by any member of the Acquired Group of any officer, director, employee or other Person, in each case other than in the ordinary course of business and except for indemnification provisions included in the governing documents of any member of the Acquired Group.

(b) A true, correct and complete copy of each Material Contract in effect on the date of this Agreement has been made available to the applicable Purchasers prior to the date of this Agreement. Each Material Contract is valid and binding on the member of the Acquired Group or Seller Entity party thereto and, to the Knowledge of Seller, each other Party thereto, in full force and effect and, to the Knowledge of Seller, enforceable by Seller or its applicable Affiliates party thereto in accordance with its terms (subject to the Remedies Exception) except, in each case, to the extent that any such failure would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Acquired Group, taken as a whole.

(c) No member of the Acquired Group or Seller Entity is (with or without the lapse of time or the giving of notice, or both) in breach or default of any Material Contract or, since January 1, 2021, has received any written notice alleging any breach or default of or under any Material Contract by the member of the Acquired Group or Seller Entity party thereto, except, in each case, to the extent that any such failure to perform, breach or default would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Acquired Group, taken as a whole.

(d) To the Knowledge of Seller, no counterparty to any Material Contract is (or, with or without notice or lapse of time, or both, would be) in breach or default thereunder, except to the extent that such breach or default would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Acquired Group, taken as a whole.

(e) As of the date hereof, there are no material Proceedings pending with respect to any Material Contract, or any ongoing material renegotiation or attempted material renegotiation of, any Material Contract contemplated by Section 2.11(a)(i), (v), (ix), (x), (xii), (xiii), (xiv), or (xvii).

SECTION 2.12 Permits.

(a) The members of the Acquired Group or the applicable Seller Entities hold and are in material compliance with each material Permit required for the conduct of the Business as presently conducted (including, without limitation, each material permit required under the applicable Laws to operate retail stores) (each such Permit, a “Company Permit”). All material fees and charges due and payable with respect to each Company Permit as of the date hereof have been paid in full. All Company Permits are in full force and effect. All Company Permits that are transferable are, or at the Applicable Closing will be, held by a member of the Acquired Group or are a Transferred Permit.

(b) Since January 1, 2021, except as set forth on Section 2.12(b) of the Disclosure Schedule, neither Seller nor any of its Affiliates has received any written notice from a Governmental Entity of any Proceeding relating to (i) the revocation or adverse modification of any Company Permit or (ii) any alleged failure to hold a Company Permit. To the Knowledge of Seller, except as set forth on Section 2.12(b) of the Disclosure Schedule or as a result of the Transactions, there are no facts, matters, or circumstances that would reasonably be expected to lead to the revocation, adverse modification, suspension or failure to renew any Company Permit.

(c) Where required under the applicable Laws, except as would not, individually or in the aggregate, be material to the Business and the Acquired Group, taken as a whole, the directors and/or employees of the members of the Acquired Group or the Seller Entities hold all professional, reputational and other requirements necessary under applicable Laws for the conduct of the Business as presently conducted. Since January 1, 2021, except as set forth on Section 2.12(c) of the Disclosure Schedule and except as would not, individually or in the aggregate, be material to the Business and the Acquired Group, taken as a whole, neither Seller nor any of its Affiliates has received any written notice from a Governmental Entity of any Proceeding which might lead to the loss of the said requirements.

SECTION 2.13 Proceedings.

(a) Except as set forth on Section 2.13(a) of the Disclosure Schedule, since January 1, 2021 there has not been any Proceeding pending, or to the Knowledge of Seller, threatened in writing, relating to or arising out of the Business against any member of the Acquired Group or any Seller Entity, in each case, that would reasonably be expected, individually or in the aggregate, to be material to the Business and the Acquired Group, taken as a whole.

(b) Since January 1, 2021, no member of the Acquired Group and no Seller Entity has been subject to, or in default under, any Injunction related to the Business or the

Acquired Group, in each case, that would reasonably be expected, individually or in the aggregate, to be material to the Business and the Acquired Group, taken as a whole.

SECTION 2.14 Benefit Plans.

(a) Section 2.14(a) of the Disclosure Schedule sets forth a true and complete list of each material Benefit Plan separated by jurisdiction, and denotes each Benefit Plan that is an Acquired Group Benefit Plan and Assumed Benefit Plan.

(b) Seller has made available to Purchaser, as of the date of this Agreement, a true and complete list of each outstanding equity or equity-based award granted to or held by a Transferred Employee, including for each such award, on a holder-by-holder basis, the type of award, the number of shares of Seller common stock subject thereto, the grant date, the expiration date, the Benefit Plan under which the award was granted, the exercise price (if applicable) and the vesting schedule (including the amount vested and unvested).

(c) With respect to each material Benefit Plan, Seller has made available to the Purchaser, as of the date of this Agreement, correct and complete copies of (as applicable) the most recent plan document (or, if not reduced to writing, a summary of all material terms), including all amendments thereto, and the most recent determination or opinion letter received from the Internal Revenue Service (the “IRS”). In addition, with respect to each Acquired Group Benefit Plan and Assumed Benefit Plan, Seller has made available to Purchaser, as of the date of this Agreement, correct and complete copies of (as applicable) (A) the most recent annual report (Forms 5500, with all applicable schedules and attachments), (B) the most recent summary plan descriptions (and any summaries of material modifications thereto), (C) the most recent trust agreement, insurance contract and other funding arrangements currently in effect, (D) the most recent actuarial reports and (E) any nonroutine notices, letters or other correspondence received from any Governmental Entity in the past three (3) years. No Benefit Plan is sponsored by a professional employer organization or similar type of co-employer organization (each, a “PEO”) under which any Business Employee receives, or is eligible to receive, compensation or benefits in connection with the Seller or its Affiliates’ or the Acquired Group’s engagement of such PEO.

(d) With respect to Business Employees primarily performing services in countries outside the United States, Seller has made available to Purchaser, as of the date of this Agreement, copies of the applicable standard terms and conditions of employment (and a written summary of any material deviations from such standard terms). With respect to individual independent contractors of any member of the Acquired Group primarily performing services in countries outside the United States, Seller has made available to Purchaser, as of the date of this Agreement, copies of the applicable standard terms and conditions of engagement (and a written summary of any material deviations from such standard terms).

(e) Except as would not, individually or in the aggregate, result in material Liability for the Acquired Group: (i) each Benefit Plan has been drafted in compliance with applicable Law and is being maintained, administered and funded in accordance with its terms and the applicable requirements of ERISA, the Code, the Irish Pensions Act 1990 and the applicable requirements of the Irish Revenue Commissioners (in the case of a Benefit Plan operated by the Irish Company), and other applicable Law; (ii) all employer and employee contributions, benefits and premiums required by or due under each Benefit Plan have been timely made in accordance with the terms of each Benefit Plan and applicable Law; (iii) no Proceeding (including any audit, examination or investigation by any Governmental Entity) is pending, or, to the Knowledge of Seller, has been threatened in writing, with respect to any Benefit Plan, other than ordinary course claims for benefits; (iv) to the Knowledge of Seller, there has been no nonexempt “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) or breach of fiduciary duty (as determined under ERISA) with respect to any Benefit Plan; and (v) the Irish Company has duly complied with all its obligations under Part X of the Irish Pensions Act 1990. No Acquired Company or, with respect to any Business Service Provider, any Seller Entity or any of their respective Affiliates has made any material commitment to any Business Service Provider to establish or enter into any new material Benefit Plan or to materially modify the terms of any existing material Benefit Plan.

(f) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination from the IRS or relies upon an opinion or advisory letter from the IRS that such Benefit Plan satisfies the requirements of Section 401(a) of the Code, and, to the Knowledge of Seller, no facts or circumstances exist that would adversely affect the qualified status of such Benefit Plan. Each Benefit Plan operated by the Irish Company that is intended to be approved by the Irish Revenue Commissioners as an exempt approved scheme under Chapter 1 of Part 30 of the Irish Taxes Consolidation Act 1997 has been so approved and to the Knowledge of Seller there is no matter or circumstance which would reasonably be expected to prejudice such approval.

(g) Except as set forth in Section 2.14(g) of the Disclosure Schedules, no Benefit Plan is, and no member of the Acquired Group sponsors, maintains, contributes to or has any Liability (including on account of an ERISA Affiliate) under, (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA) subject to Title IV of ERISA or Section 412 of the Code (or a defined benefit scheme (as defined in the Irish Pensions Act 1990)), (ii) a “multiple employer plan” (as defined in Section 4064 of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or (iv) a Multiemployer Plan.

(h) Except as set forth in Section 2.14(h) of the Disclosure Schedules, no Benefit Plan provides post-employment or post-retirement health, medical, life insurance or other welfare benefits to any Business Employee, Former Business Employee or any other current or former employee of any member of the Acquired Group, other than health continuation coverage pursuant to Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code (“COBRA”) or any other applicable Law, nor do Seller (in respect of any Business Employee), the Acquired Companies or their Affiliates (in respect of any Business Employee) have any obligations for, or Liability with respect to, retiree health or life benefits, other than coverage as may be required under COBRA or any other applicable Law. None of the Acquired Companies has incurred (whether or not assessed), nor is any reasonably expected to incur or to be subject to, any material Tax or other material penalty for noncompliance with the reporting requirements under Sections 6055 and 6056 of the Code, as applicable, or Section 4980B, 4980D or 4980H of the Code. Except as would not result in material Liability to the Acquired Group, the Acquired Companies and each Benefit Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA are currently, and have been at all relevant times, in compliance with the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (“PPACA”), the Health Care and Education

Reconciliation Act of 2010, Pub. L. No. 111-152 (“HCERA”), and all regulations and guidance issued thereunder (collectively, with PPACA and HCERA, the “Healthcare Reform Laws”).

(i) Except as set forth in Section 2.14(i) of the Disclosure Schedules, neither the execution and delivery of this Agreement, nor the consummation of the Transactions (whether alone or in combination with any other event) will (A) accelerate the time of payment or vesting, trigger any payment or funding (through a grantor trust or otherwise), or increase the amount of compensation or benefits due to any Business Employee, Former Business Employee or any other current or former officer, director, commercial agent, consultant, manager or individual independent contractor of any member of the Acquired Group (each, a “Business Service Provider”), (B) result in any severance pay under any Benefit Plan or increase in severance pay or (C) result in any breach or violation of, or a default under, any Benefit Plan.

(j) Each Benefit Plan or arrangement that provides for nonqualified deferred compensation subject to Section 409A of the Code has been and is operated, maintained and administered in compliance in all material respects with Section 409A of the Code. Neither Seller nor any of its Affiliates has any obligation to indemnify, hold harmless, gross-up, make-whole or make any additional payment to any Business Service Provider in respect of any Tax, including any Tax imposed under Section 4999 or 409A of the Code or any interest or penalty related thereto. Except as set forth in Section 2.14(j) of the Disclosure Schedules, no amount paid or payable (whether in cash, in property, or in the form of benefits) in connection with the Transactions (either solely as a result thereof or as a result of such Transactions in conjunction with any other event) will be an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) that would not be deductible under Section 280G of the Code and/or subject any Person to Taxes under Section 4999 of the Code.

(k) Neither Seller nor any of its Affiliates is or has at any time been an “employer,” or is or has been “connected with” or an “associate of” an “employer” (as those terms are used in the Pensions Act 2004) of a UK pension scheme or arrangement that provides benefits which are calculated on a defined benefit basis.

(l) No Business Service Providers have any rights under, or originally derived from, the provisions of an occupational pension scheme which do not relate to benefits for old age, invalidity or survivors within the meaning given to those terms under Regulation 10 of the TUPE Regulations.

SECTION 2.15 Absence of Changes or Events.

(a) From and after the Latest Balance Sheet Date until the date hereof, there has not been any change, effect, event or occurrence that has resulted in a Material Adverse Effect.

(b) Except in connection with the marketing of the Business in connection with the Transactions, from and after the Latest Balance Sheet Date until the date hereof, Seller and its applicable Affiliates have conducted the Business in all material respects in the ordinary course of business.

SECTION 2.16 Compliance with Applicable Law.

(a) With respect to the conduct of the Business, the members of the Acquired Group and Seller Entities are, and have been since January 1, 2021, in compliance with all applicable Laws, except for any instance of noncompliance that would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect.

(b) Since January 1, 2021, no member of the Acquired Group nor any Seller Entity has received any unresolved written notice from a Governmental Entity alleging that any member of the Acquired Group or any Seller Entity is in violation of any applicable Law with respect to the conduct of the Business, except for any such violation that would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect.

(c) The members of the Acquired Group have materially complied with all applicable escheatment or unclaimed property Laws and there is no material property or material obligation of any member of the Acquired Group (including uncashed checks to vendors, customers or employees, non-refunded overpayments or credits) that is currently escheatable or currently payable to any state or municipality under any such Laws.

SECTION 2.17 Environmental Matters. Except as set forth in Section 2.17 of the Disclosure Schedule:

(a) With respect to the conduct of the Business, each member of the Acquired Group and Seller Entities are, and have been since January 1, 2021, in compliance in all material respects with all applicable Environmental Laws.

(b) each member of the Acquired Group and each applicable Seller Entity holds and is, in all material respects, in compliance with each material Environmental Permit and has made all material filings with relevant Governmental Entities required under applicable Environmental Laws for the conduct of the Business as presently conducted (each such Environmental Permit or filing, a “Company Environmental Permit or Filing”).

(c) since January 1, 2021, (i) there has not been any material Proceeding under Environmental Law relating to or arising out of the Business against any member of the Acquired Group or any Seller Entity that is pending or, to the Knowledge of Seller, threatened in writing, and (ii) no member of the Acquired Group and no Seller Entity has been subject to, or in default under, any material Injunction under Environmental Law related to the Business.

(d) since January 1, 2021, and until the date of this Agreement, no member of the Acquired Group nor any Seller Entity has received any unresolved written Environmental Notice from a Governmental Entity or any third-party (i) alleging that any member of the Acquired Group or Seller Entity is in material violation of, or has any material Liability under, any applicable Environmental Law or (ii) relating to the revocation or material adverse modification of any material Company Environmental Permit or Filing, in each case, with respect to the Business.

(e) no member of the Acquired Group or Seller Entity has Released any Hazardous Material at the Transferred Owned Real Property or Transferred Leased Real Property (nor is any Hazardous Material contamination present at the Transferred Owned Real Property or

Transferred Leased Real Property) in a quantity or concentration that has resulted or would reasonably be expected to result in any material Liability (including for investigation or remediation) of any member of the Acquired Group or any Seller Entity under applicable Environmental Law. No Transferred Owned Real Property or Transferred Leased Real Property is listed on, or, to the Knowledge of Seller, has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar list under analogous state statutes that has resulted or would reasonably be expected to result in any material Liability (including for investigation or remediation) of any member of the Acquired Group or any Seller Entity.

(f) The members of the Acquired Group and Seller Entities have made available to the Purchasers any and all material environmental reports, studies, audits, site assessments and other similar environmental documents bearing on Liabilities under Environmental Law, in each case prepared by a third party since January 1, 2021 and relating to the Business, the Transferred Leased Real Property or Transferred Owned Real Property which are in the possession or reasonable control of any members of the Acquired Group.

SECTION 2.18 Employee and Labor Matters.

(a) Seller has delivered to Purchaser a true and complete list of each Business Employee (the “Business Employee List”) as of the date of this Agreement, including, with respect to each such individual, the following information, as applicable and to the extent such information can be provided under applicable Law: (i) name (or other unique identifier), (ii) job title (including whether full-time, temporary, fixed-term or part time); (iii) hire date; (iv) work location (city, state/province and country); (v) employing entity; (vi) classification as exempt or nonexempt under the overtime requirements of the Fair Labor Standards Act of 1938 (and other analogous applicable local Law) or otherwise eligible for overtime pay under applicable Law (for U.S. employees); (vii) notice period, if any, required to terminate the employment relationship and whether the Seller Entity has the right to pay in lieu of such notice period; (viii) whether such Business Employee is employed on a temporary basis; (ix) current base compensation rate (annual salary, hourly rate, or other form of base compensation, as applicable); (x) current incentive, or sales incentive compensation target or rate; (xi) 2023 incentive, or sales incentive compensation target or rate; and (xii) leave status (and, if on leave, the expected return date, if known).

(b) Seller has made available to Purchaser a true and complete list of each individual independent contractor, consultant, or other non-employee service provider engaged by the Business as of the date of this Agreement including, with respect to each such individual, the following information, as applicable and to the extent such information can be provided under applicable Law: (i) name (or other unique identifier); (ii) role title (if any); and (iii) rate of compensation, except for the individuals listed on Section 2.18(b) of the Disclosure Schedules. All such non-employee service provider arrangements can be terminated on notice of thirty (30) days or less to the relevant non-employee service provider.

(c) Since January 1, 2021, neither Seller nor any of its Affiliates has been a party to or bound by a Union Contract covering any Business Employees or Former Business Employees or any other current or former employee of any member of the Acquired Group, and no member of the Acquired Group or Seller Entity has certified, established or recognized any trade/labor union, works council, or other similar labor organization as the bargaining representative for Business Employees or Former Business Employees or any other current or former employee of any member of the Acquired Group. Each member of the Acquired Group and, solely with respect to Business Service Providers, each Seller Entity and its Affiliates, is and since January 1, 2021 have been, in compliance in all material respects with each applicable Union Contract. Except as set forth on Section 2.18(c) of the Disclosure schedule, none of the Acquired Group or Seller Entity or any of their respective Affiliates has any obligation to seek or obtain consent, advice or opinion of, or otherwise has any consultation or notification requirement owed to, any labor union, works council, or other similar labor organization, in connection with entry into this Agreement or the consummation of the Transactions. No member of the Acquired Group has started any information and consultation procedures regarding CIGS, CIGO (i.e., social shock absorbers), transfer of undertakings and/or collective dismissals. The Acquired Group or Seller Entity and their respective Affiliates have satisfied in all respects any consent or consultation requirement (i) owed under any Union Contract, or (ii) otherwise owed to any trade/labor union, works council, or other similar labor organization covering any Business Employees, to enter into this Agreement, and prior to Closing, the Acquired Group or Seller Entity shall have satisfied in all respects any consent or consultation requirement (A) owed under any Union Contract, or (B) otherwise owed to any labor union, works council, or other similar labor organization covering any Business Employees, to consummate the Transactions.

(d) Since January 1, 2021, there has not been any material labor strike, concerted work stoppage, concerted lockout, picketing, work slowdowns, dispute with any union, works council or any other body representing any Business Service Providers or other material labor dispute pending or, to the Knowledge of Seller, threatened against any member of the Acquired Group or, with respect to the Business, Seller Entity or any of its Affiliates.

(e) Since January 1, 2021, no labor organization has made a demand for recognizing, and there are no representation Proceedings or petitions seeking a representation Proceeding presently pending or, to the Knowledge of Seller, threatened to be brought or filed, with the National Labor Relations Board, any court, Governmental Entity or otherwise, nor has any other attempt to represent the Business Employees or Former Business Employee taken place since January 1, 2021, and no such Proceedings or petitions are currently in progress.

(f) Each member of the Acquired Group and, solely with respect to Business Service Providers, each Seller Entity and its Affiliates, (i) is and since January 1, 2021 have been, in compliance in all material respects with all applicable Laws respecting labor relations, employment and employment practices, including terms and conditions of employment, wages and hours, benefits, employment discrimination, equal opportunity, vacation pay, sick pay, whistleblowing, immigration, employee privacy, wage payment, overtime requirements and working time requirements, TUPE Regulations, health and safety, and classification of employees, consultants and independent contractors, the applicable rules and obligations related to social security (including INPS) and insurance for accidents at work (including INAIL), classification levels for the employees, child labor, hiring of disabled persons, and/or protected categories, disability rights or benefits, equal opportunity, use of fix term or partial term employees, leased employees, social security contributions, social safety net requested by and/or authorized to members of the Acquired Group, facility closures and layoffs, individual and collective dismissals, employee leaves and unemployment insurance, procurement contracts for a work/services and the employees’ data protection, and (ii) have no outstanding material Liability for breach or termination of an employment contract, commercial agency contract or consultancy agreement, including any statutory or regulatory obligations. Since January 1, 2021, each member of the Acquired Group and each Seller Entity, solely in relation to each Business Employee (and, so far as relevant, to each Former Business Employee): (A) complied in all material respects with all material obligations imposed on it by, and all material orders and awards made under all applicable Law relevant to the relations between it and its Business Employees and Former Business Employees; (B) complied in all material respects with all recommendations made in any arbitration awards; and (C) maintained records required by applicable Law regarding the service of its Business Employees and Former Business Employees.

(g) Except as would not, individually or in the aggregate, result in material Liability to the Acquired Group, all salaries, wages and fees and other benefits of the Business Service Providers are and have, since January 1, 2021, to the extent due, been paid or discharged in full in compliance with applicable Law, together with all related payments to third party benefit providers or relevant authorities (including Tax authorities).

(h) There are no, and since January 1, 2021, there have been no material, Proceedings pending or filed against Seller or any of its Affiliates or, to the Knowledge of Seller, threatened to be brought or filed by or before the National Labor Relations Board, the Equal Employment Opportunity Commission, the Department of Labor, INPS, INAIL, the Local Labor Offices (ITL) or any other Governmental Entity, in each case, in connection with any Business Service Provider, including, without limitation, any such matter relating to unfair labor practices, equal employment opportunities, employment discrimination, harassment or retaliation, TUPE Regulations, reasonable accommodation, disability rights, immigration, wages and hours, working time, hiring, promotion and termination of employees, information and/or consultation, plant closings or mass layoffs, workers’ compensation, commercial agents’ commissions (provvigioni), leaves of absence, paid sick leave, unemployment insurance or any other allegations of noncompliance with applicable employment- or labor-related Law or codes of practice (including Italian law regulation on hiring procedures (collocamento), hiring of protected persons (collocamento obbligatorio), training employment agreements (contratti di inserimento), formation contracts (contratti di formazione), fixed term contracts (contratti a tempo determinato), unlawful and/or irregular supply of work (somministrazione di lavoro), secondment (distacco) and contract of services (contratti di appalto di servizi)), Greek Individual Labour Code (P.D. 80/2022) and other employment Law. To the Knowledge of Seller, there are no facts or circumstances that would reasonably be expected to result in any such Proceeding.

(i) Except as would not, individually or in the aggregate, result in material Liability to the Acquired Group, no Business Service Provider has any pending action or claim, nor to the Knowledge of Seller is any such action or claim threatened against each Seller Entity and its Affiliates, in relation to his or her employment or service or previous employment or service to any Seller Entity and its Affiliates and, to the Knowledge of Seller, no circumstances exist on the basis of which any such action or claim can be validly made against any Seller Entity or its Affiliates.

(j) Except as would not, individually or in the aggregate, result in material Liability for the Acquired Group, since January 1, 2021: (i) Seller and its Affiliates have not misclassified any (A) Business Service Provider as an independent contractor, consultant, intern, agency worker or non-employee service provider from an employment or social security law perspective, or (B) Business Employee or Former Business Employee or any other current or former employee of any member of the Acquired Group as exempt from state, provincial, federal, local or other applicable minimum wage or overtime Laws; and (ii) (A) no Business Service Provider classified as an independent contractor, consultant, intern, agency worker or non-employee service provider has alleged that he or she is (x) an employee or (y) entitled to treatment as an employee from a social security law perspective of any Seller Entity or any of its Affiliates and (B) to the Knowledge of Seller, there are no facts or circumstances that would reasonably be expected to give rise to the reclassification of any such Business Service Provider as an employee.

(k) Except as would not, individually or in the aggregate, result in material Liability for the Acquired Group, since January 1, 2021, each member of the Acquired Group and, each Seller Entity, has been in compliance with all notice and other requirements under the WARN Act and the members of the Acquired Group and, in connection with any Business Service Provider, Seller Entities in connection with any Business Service Provider, have not implemented any “plant closing,” “mass layoff,” individual or collective redundancy, relocation, or reduction in work hours (as such or similar terms are defined or understood under the WARN Act) or taken any other similar action which triggered obligations under the WARN Act. All Liabilities due and payable relating to the employment, termination of employment or employee benefits of any former Business Employees previously terminated by any member of the Acquired Group, including all termination pay, redundancy pay, severance pay or other amounts in connection with the WARN Act, have been paid and, except for terminations requested in writing by Purchaser, no terminations prior to the Deferred Closing Date shall result in unsatisfied Liability under the WARN Act.

(l) Except as would not, individually or in the aggregate, result in material Liability for the Acquired Group or any of its Affiliates, each Business Employee and other employee of any member of the Acquired Group is, and since January 1, 2021, each Former Business Employee or other former employee of any member of the Acquired Group was legally authorized to enter, remain and work in the country in which such Person is or was employed. Except as would not result in material Liability for the Acquired Group or any of its Affiliates, since January 1, 2021, each member of the Acquired Group and, with respect to Business Employees and Former Business Employees, each Seller Entity and its Affiliates has completed, verified, and retained the required employment verification paperwork under the Immigration Reform and Control Act of 1986 and any other applicable Law (including the Greek Immigration Code) for all Business Employees or Former Business Employees or any other current or former employee of any member of the Acquired Group (including, the completion of Forms I-9 for all Business Employees, Former Business Employees or other current or former employees of any member of the Acquired Group, and confirmation of all such employees’ visas, and verification of employment eligibility through E-Verify (if required by applicable Law)). The Acquired Group will hold at Closing valid and current work permits, visas or permissions for all Business Employees who require same.

(m) To the Knowledge of Seller, no Business Service Provider is in material violation of any material term of any nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition or non-solicitation agreement, confidentiality agreement, intellectual property agreement or other restrictive covenant obligation: (i) owed to the

Acquired Group or any Seller Entity or any of its Affiliates or (ii) owed to a former employer or service recipient of any such Business Service Provider relating (A) to the right of any such Business Service Provider to be employed or engaged by the Acquired Group or any Seller Entity or any of its Affiliates or (B) to the knowledge or use of trade secrets, confidential information, or proprietary information.

(n) Since January 1, 2021, each member of the Acquired Group and, with respect to Business Service Providers, each Seller Entity and its Affiliates has reasonably investigated all potentially meritorious harassment and sexual and/or workplace harassment allegations in accordance with applicable Law against any employees that have been reported. With respect to each such allegation with potential merit, each member of the Acquired Group and each Seller Entity and its Affiliates has taken corrective action that is necessary or appropriate under applicable Law and reasonably calculated to prevent such further conduct, and none of the Acquired Group, Seller Entities or their Affiliates reasonably expects to incur any Liability that would be material to it with respect to any such allegations.

(o) Each member of the Acquired Group and, with respect to Business Service Providers, each Seller Entity and its Affiliates is in compliance in all material respects with all Worker Health and Safety Laws and since January 1, 2021 has not received from any Person any (i) written notice from any Governmental Entity of a material citation or regulatory violation of Worker Health and Safety Laws, or (ii) material written request for information from any Governmental Entity pursuant to Worker Health and Safety Law, which, in each case with respect to clause (i) or (ii), either remains pending or unresolved, or is the source of material ongoing Liabilities, obligations or requirements as of the Initial Closing Date. Since January 1, 2021, no member of the Acquired Group or, with respect to Business Service Providers, any Seller Entity or its Affiliates has received written or, to the Knowledge of Seller, oral notice of any work accident of its employees that would reasonably be expected to result in any material Liability under Worker Health and Safety Laws.

(p) Seller and its Affiliates are not bound by any enforceable administrative or judicial decision pursuant to which any member of the Acquired Group is obligated to hire, for a definite or indefinite period of time, personnel, reinstate in his or her position terminated personnel previously employed or pay any material arrear salaries or other material compensation.

(q) No member of the Acquired Group or, with respect to Business Service Providers, Seller or any of its Affiliates has any contractual obligation to make a material payment on redundancy in excess of the statutory redundancy payment, and no member of the Acquired Group or, with respect to Business Service Providers, Seller or any of its Affiliates operates any discretionary practice of making such excess payments.

(r) There are no corporate uses, customs or business practices, or non-compete covenants with Business Employees and Former Business Employees providing services (or who provided service) in Italy.

(s) All Contracts with commercial agents have been executed in compliance with legislative provisions from time to time in force in all material respects and there are not contractual provisions limiting automatic transfer of such relationship according to article 2558 of the Italian Civil Code. Neither the execution and delivery of this Agreement nor the consummation of the Transaction herein will entitle any commercial agent to terminate, for whatsoever reason and also in the execution of possible existing provisions, the relevant relationship.

(t) With reference to commercial agents, each Seller Entity and its Affiliates: (i) has made and paid all proper allocations, also for the severance payments, where applicable, set out by the laws, the applicable collective economic agreements and other applicable individual and collective regulations and (ii) has made proper and full allocations regarding the supplementary client allowance and such allocations are sufficient to meet and satisfy all obligation in connection with the payment of the supplementary client allowance or any other allowance payable at termination.

(u) Except as would not, individually or in the aggregate, result in material Liability for the Acquired Group, each member of the Acquired Group and, solely in relation to each Business Employee, each Seller Entity has, where required by applicable Law, regularly and lawfully set aside and properly accrued severance termination indemnities, including holidays, leaves and trattamento di fine rapporto (TFR), related to the termination of any employment contract, thus resulting in these amounts being immediately available and payable upon termination of the applicable employment contract.

(v) Alternative Apparel, Inc. does not currently employ or engage, and has not for the last three (3) years employed or engaged, any employee, individual consultant or other individual service provider or sponsor, or maintain or contribute to (or in the past three years sponsored, maintained or contributed to) any Benefit Plan.

SECTION 2.19 Sufficiency of Assets.

(a) Except as set forth on Section 2.19(a) of the Disclosure Schedule, assuming the receipt of all Consents described in Section 2.03(b) and Section 3.03(b) and Authorizations described in Section 2.03(a) and Section 3.03(a) prior to the Initial Closing, the rights, properties and other assets of the members of the Acquired Group immediately following the Initial Closing, together with the Purchased Assets acquired by Purchaser and its Affiliates pursuant to this Agreement at the Initial Closing and all other rights of Purchaser or any of its Affiliates pursuant to the Transaction Documents or otherwise immediately following the Initial Closing, will, collectively, constitute all of the rights, properties and other assets necessary to conduct the Business (other than the Deferred Business and the Japan Business) in all material respects in substantially the same manner as conducted by the Acquired Group and Seller Entities on the date of this Agreement; provided, however, that nothing in this Section 2.19(a) shall be deemed to constitute a representation or warranty as to the adequacy of the amounts of Cash or Working Capital (or the availability of the same).

(b) Except as would not, individually or in the aggregate, be material to the Business and the Acquired Group, taken as a whole, the tangible assets of the Acquired Group and the tangible Purchased Assets (i) are in normal operating condition, ordinary wear and tear excepted, and (ii) have been maintained in the ordinary course of business and in accordance with applicable manufacturer guidelines and recommendations.

(c) There are no Contracts to which a member of the Acquired Group is a party and that are exclusively related to the Business that will not constitute Transferred Contracts.

(d) As of the date of this Agreement, true, correct and complete copies of all Transferred Contracts (excluding any Transferred Contracts to which a member of the Acquired Group is a party and the Purchaser Portion of Split Contracts) that will be assigned to a Purchaser at the Applicable Closing are set forth on Section 2.19(d) of the Disclosure Schedule or have been made available to Purchasers in the “Sparrow” or “ABG Clean Team” folders in the Data Room.

SECTION 2.20 Affiliate Transactions. Except (a) for this Agreement and the Other Transaction Documents and the Transactions, and (b) employment-related compensation and benefits received or payable in the ordinary course of business or as set forth in any Benefit Plan set forth on Section 2.14(a) of the Disclosure Schedule, no officer, director or manager of Seller or its Subsidiaries, directly or indirectly, (i) is a party to any Contract with the Business or any member of the Acquired Group (other than commercial Contracts entered into in the ordinary course of business on arms’ length terms), (ii) has any equity or other ownership interest in any member of the Acquired Group, (iii) owns or has a leasehold interest in any Purchased Asset or any other material asset, property or right, tangible or intangible, of the Business that is a Purchased Asset, (iv) licenses technology, software or other intellectual property either to or from the Business or any member of the Acquired Group, (v) has asserted or threatened in writing to assert (or, to the Knowledge of Seller, has) any claim or cause of action against the Business or any member of the Acquired Group, or (vi) has any loan outstanding from, or is otherwise a debtor of, or has any loan outstanding to, or is otherwise a creditor of the Business or any member of the Acquired Group (each such Contract, right, interest or transaction, an “Affiliate Transaction”).

SECTION 2.21 Brokers. Other than Evercore Group L.L.C. (“Evercore”) and Goldman Sachs & Co. LLC (“Goldman Sachs”), no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee or similar fee or commission in connection with the Transactions as a result of any arrangement made by or on behalf of Seller or any of its Affiliates. Seller is solely responsible for the fees and expenses of Evercore and Goldman Sachs.

SECTION 2.22 Anti-Corruption & Trade Control Laws.

(a) No member of the Acquired Group has, nor any of their directors, officers, employees, or, to the Knowledge of Seller, agents, representatives, consultants, or any other Person acting on behalf of the Acquired Group, has in the last five (5) years, (i) made, offered, promised, or authorized any unlawful payment or gift of any money or anything of value, directly or indirectly to or for the benefit of any “foreign official” (as such term is defined in the FCPA), national official or private individual in each case in violation of Anti-Corruption Laws, (ii) been subject to any pending or threatened criminal investigation or proceeding related to any alleged liability pursuant to Italian Legislative Decree No. 231 of June 8, 2001 or been party to criminal conduct which would trigger any such liability, or (iii) otherwise violated Anti-Corruption Laws.

(b) No member of the Acquired Group, nor any of their directors, officers, employees, or, to the Knowledge of Seller, agents, is or has been in the last five (5) years, (i) a Sanctioned Person, (ii) subject to debarment or any list-based designations under any Trade

Control Laws, or (iii) engaged in transactions, dealings, or activities that might reasonably be expected to cause such Person to become a Sanctioned Person.

(c) For each of the past five (5) years, every member of the Acquired Group has (i) complied with applicable Trade Control Laws and Sanctions; (ii) maintained in place and implemented controls and systems to comply with applicable Trade Control Laws, Sanctions and Anti-Corruption Laws; (iii) not engaged in any dealings, direct or indirect, with, involving, on behalf of, or for the benefit of any Sanctioned Person or in any Sanctioned Country, (iv) not been the subject of an investigation or enforcement action by any Governmental Entity or other legal proceedings with respect to any actual or alleged violations of Trade Control Laws, Sanctions or Anti-Corruption Laws, and has not been notified of any such pending or threatened actions; or (v) otherwise acted in violation of Sanctions or Trade Control Laws.

(d) Except as would not, individually or in the aggregate, be material to the Business and the Acquired Group, taken as a whole, to the Knowledge of Seller, the Acquired Group, its directors, officers, employees, agents, representatives, consultants, and any other Person acting on behalf of the Acquired Group, have at all times complied with all Laws relating to Human Rights from time to time in force and have not supplied, sourced, or imported any products from, or otherwise deal with any person or entity in violation of import or export controls or other restrictions relating to Human Rights established by law, statute or regulation from time to time in force. The Acquired Group and each of its Subsidiaries has in place internal controls, including policies, procedures and training, sufficient to provide reasonable assurances that they are not in breach of Human Rights.

(e) Except as would not, individually or in the aggregate, be material to the Business and the Acquired Group, taken as a whole, neither the Acquired Group nor any of its Subsidiaries, nor any of their respective directors, officers or employees, nor, to the Knowledge of Seller, any agent or other Person acting on behalf of the Acquired Group or its Subsidiaries has, in the past five (5) years, been subject to any action taken by any Governmental Entity, including U.S. Customs and Border Protection in connection with alleged human trafficking or alleged forced labor, nor is subject to any past or ongoing allegations, investigations, or litigation, related to human rights, treatment of workers, human trafficking, or child labor.

SECTION 2.23 No Other Representations or Warranties.

(a) Seller acknowledges and agrees that:

(i) Except for the representations and warranties expressly made by each Purchaser in Article III or in the certificate contemplated by Section 7.02(a)(iv), no Purchaser nor any of its Affiliates, nor any of their respective Representatives nor any other Person makes any express or implied representation or warranty with respect to such Purchaser or its Affiliates or any information made available to Seller or any of its Affiliates or Representatives in connection with the Transactions and the accuracy or completeness of, or the reasonableness of any assumptions underlying, any such information.

(ii) Each Purchaser, on its own behalf and on behalf of its Affiliates and its and their respective Representatives, expressly disclaims all representations and warranties, whether express or implied, except for the representations and warranties expressly made by Seller in Article III or in the certificate contemplated by Section 7.02(a)(iv). No Purchaser nor any of its Affiliates, nor any of their respective Representatives nor any other Person has, or is subject to, any liability or other obligation to Seller or any of its Affiliates or any of their respective Representatives or any other Person arising from such Person’s use of any information, unless such information is expressly included in a representation or warranty contained in Article III or in the certificate contemplated by Section 7.02(a)(iv).

(b) In furtherance of the foregoing, Seller acknowledges that it is not entitled to rely, has not relied and will not rely on any representation or warranty of any Purchaser or any of its Affiliates or any of their respective Representatives or any other Person, other than those representations and warranties expressly made by such Purchaser in Article III or in the certificate contemplated by Section 7.02(a)(iv). Seller acknowledges and agrees that it is relying solely on the representations and warranties expressly made by each Purchaser in Article III or in the certificate contemplated by Section 7.02(a)(iv) and on its own investigation and analysis in entering into the Transaction Documents to which it is a party and that each of the Transaction Documents is the product of arm’s-length negotiations. Seller and each of its Representatives acknowledge and agree that they have had full access to and the opportunity to review all of the documents provided to Seller or its Representatives on behalf of any Purchaser. Seller is an informed and sophisticated participant in the transactions contemplated by the Transaction Documents and has conducted to its satisfaction an independent investigation and verification of each Purchaser, and has had such documents and information made available and has evaluated such documents and information, as it has deemed necessary in connection with the execution and delivery of the Transaction Documents.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASERS

Each Purchaser hereby represents and warrants to Seller, severally and not jointly, as of the date hereof and as of the Initial Closing Date, as follows:

SECTION 3.01 Organization and Standing.

(a) Such Purchaser and each Purchaser Entity Affiliated with such Purchaser is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, formation or organization and has the requisite power and authority to conduct its business as presently conducted, except where the failure to be in good standing would not reasonably be expected to, individually or in the aggregate, result in a Purchaser Material Adverse Effect.

(b) Such Purchaser and each Purchaser Entity Affiliated with such Purchaser is duly qualified to do business and, where applicable, is in good standing under the Laws of each state or other jurisdiction in which the ownership or use of the properties owned or used by it or the nature of the activities conducted by it requires such qualification, except where the failure to be so qualified would not reasonably be expected to, individually or in the aggregate, result in a Purchaser Material Adverse Effect.

SECTION 3.02 Authority; Binding Effect.

(a) Each Purchaser and Purchaser Entity Affiliated with such Purchaser has the requisite corporate, limited liability or other power and authority to execute and deliver this Agreement and each of the Other Transaction Documents to which it is specified to be a party and to consummate the transactions contemplated hereby and thereby and perform its other obligations hereunder and thereunder. Such Purchaser and each Purchaser Entity Affiliated with such Purchaser has taken all corporate, limited liability company or other similar action required to authorize the execution and delivery of this Agreement and each of the Other Transaction Documents to which it is, or at the Applicable Closing will be, a party and to authorize the consummation of the transactions contemplated hereby and thereby.

(b) This Agreement has been duly executed and delivered by such Purchaser and, prior to the Applicable Closing, such Purchaser and/or the applicable Purchaser Entities Affiliated with such Purchaser will have duly executed and delivered each of the Other Transaction Documents to which it is specified to be a party.

(c) Assuming that this Agreement has been duly authorized, executed and delivered by the applicable Seller Entities, this Agreement constitutes, and, upon the due authorization, execution and delivery by the applicable Seller Entities to each Other Transaction Document, each Other Transaction Document to which such Purchaser and Purchaser Entity Affiliated with such Purchaser is specified to be a party constitutes, or at the Applicable Closing will constitute, a legal, valid and binding obligation of such Purchaser and Purchaser Entity Affiliated with such Purchaser, enforceable against such Purchaser and Purchaser Entity Affiliated with such Purchaser in accordance with its terms, subject to the Remedies Exception.

SECTION 3.03 No Conflicts; Consents.

(a) The execution and delivery by such Purchaser and the applicable Purchaser Entities of this Agreement and each of the Other Transaction Documents to which it is specified to be a party and the consummation by such Purchaser and the applicable Purchaser Entities Affiliated with such Purchaser of the transactions contemplated hereby and thereby and the performance by such Purchaser and the applicable Purchaser Entities Affiliated with such Purchaser of their other obligations hereunder and thereunder do not or will not, in each case, with or without notice or lapse of time or both (i) conflict with or result in any violation, default or breach of the organizational documents of such Purchaser or the applicable Purchaser Entities Affiliated with such Purchaser and each Purchaser Entity Affiliated with such Purchaser, (ii) subject to the Authorizations and Filings described in Section 3.03(b), conflict with or result in any violation of applicable Law or (iii) (A) conflict with, or result in any violation, default or breach of, (B) result in or give rise to any right of termination, cancellation, acceleration of any right or obligation of such Purchaser or other similar right or any loss of rights or benefits of such Purchaser or the applicable Purchaser Entities Affiliated with such Purchaser under, (C) create or give rise to any material obligation of such Purchaser or the applicable Purchaser Entities

Affiliated with such Purchaser under any material Contract of such Purchaser or the applicable Purchaser Entities Affiliated with such Purchaser or (D) result in the creation of any Lien (other than any Permitted Lien) upon any property owned by such Purchaser or Purchaser Entity Affiliated with such Purchaser, other than, in the case of each of clauses (ii) and (iii), as would not reasonably be expected to, individually or in the aggregate, result in a Purchaser Material Adverse Effect.

(b) No Authorization or Filing is required to be obtained or made by or with respect to such Purchaser and Purchaser Entity Affiliated with such Purchaser in connection with the execution and delivery of this Agreement or the Other Transaction Documents, the consummation of the transactions contemplated hereby or thereby or the compliance by such Purchaser and the applicable Purchaser Entities Affiliated with such Purchaser with the terms and conditions hereof and thereof, other than (i) as may be required by Regulatory Laws, (ii) as may be required solely by reason of Seller’s or any of its Affiliates’ participation in the transactions contemplated by any of the Transaction Documents, and (iii) such Authorizations or Filings, the absence of which, or the failure of which to be made would not reasonably be expected to, individually or in the aggregate, result in a Purchaser Material Adverse Effect.

(c) Except for the HSR filing made by the ABG Purchaser, for which the waiting period commenced on April 23, 2024 and expired on May 23, 2024, no additional filing under the HSR Act is required with respect to the transactions on the part of any Purchaser.

SECTION 3.04 Proceedings. (i) There is no Proceeding pending against any Purchaser or any Purchaser Entity Affiliated with such Purchaser or any Injunction imposed on or affecting any Purchaser or any Purchaser Entity Affiliated with such Purchaser, and (ii) to the knowledge of such Purchaser, there is no investigation or inquiry by any Governmental Entity with respect to any actual or alleged noncompliance by such Purchaser and/or Purchaser Entity Affiliated with such Purchaser with any applicable Law, in the case of each of clauses (i) and (ii), that (A) is pending or, to the Knowledge of Seller, has been threatened in writing and (B) would reasonably be expected to, individually or in the aggregate, result in a Purchaser Material Adverse Effect.

SECTION 3.05 No Registration.

(a) If such Purchaser is acquiring any Acquired Shares, such Purchaser is acquiring such Acquired Shares for investment for its own account only and not with a view to, or for sale in connection with, any distribution thereof. Such Purchaser understands that (i) such Acquired Shares have not been registered under the Securities Act or any foreign or state securities Laws, (ii) there is no public market for such Acquired Shares and there can be no assurance that a public market shall develop and (iii) such Acquired Shares may not be sold, transferred, pledged, hypothecated or otherwise disposed of, or offered for sale, transfer, pledge, hypothecation or disposition, without registration under the Securities Act or any state securities Law, except pursuant to an exemption from such registration available under the Securities Act or any such state security Law, and compliance with other securities Laws, in each case, to the extent applicable.

(b) Such Purchaser, to the extent such Purchaser is acquiring any Acquired Shares, is an “accredited investor” (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act).

(c) Such Purchaser, to the extent such Purchaser is acquiring any Acquired Shares, has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Acquired Shares and of making an informed investment decision with respect thereto, and can bear the economic risk of its investment in the Acquired Shares and afford a complete loss of such investment.

SECTION 3.06 Solvency. Assuming (i) the representations and warranties of Seller contained in this Agreement and the other Transaction Documents are true and correct in all material respects, (ii) the performance by Seller of its obligations hereunder and thereunder, and (iii) the satisfaction of the conditions to such Purchaser’s obligation to consummate the transactions contemplated hereby (or the waiver of such conditions), such Purchaser is and will be, at the Initial Closing and after giving effect to the Transactions and the payment by such Purchaser of all amounts payable by such Purchaser or any of its Affiliates under any Transaction Document (including the Purchase Price and all other payments required to be paid at the Initial Closing), Solvent. Such Purchaser is not the subject of any conservation, rehabilitation, liquidation, receivership, insolvency or other similar Proceeding that is pending or has been threatened in writing.

SECTION 3.07 Brokers. No broker, finder or investment banker is entitled to any brokerage fee, finder’s fee or similar fee or commission in connection with the Transactions as a result of any arrangement made by or on behalf of such Purchaser or any of its Affiliates.

SECTION 3.08 Financial Capability. As of the Initial Closing Date, ABG Purchaser will have the financial capability and access to and/or sufficient cash or other immediately available funds to consummate the transactions contemplated hereby, including the making of all payments to be made by or on behalf of ABG Purchaser on the Initial Closing Date. To the knowledge of ABG Purchaser, there are no circumstances or conditions that would reasonably be expected to prevent or substantially delay the ability of such funds or otherwise impair such capability at the Initial Closing. Notwithstanding anything set forth herein to the contrary, in no event shall the receipt or availability of any funds or financing by or to ABG Purchaser or any of its Affiliates be a condition to any of the obligations of ABG Purchaser hereunder.

SECTION 3.09 No Other Representations or Warranties.

(a) Such Purchaser acknowledges and agrees that:

(i) Except for the representations and warranties expressly made by Seller in Article II or in the certificate contemplated by Section 7.01(a)(iv), neither Seller nor any of its Affiliates (including the Acquired Group), nor any of their respective Representatives nor any other Person makes any express or implied representation or warranty with respect to Seller, the Acquired Group or the Business or any information made available to such Purchaser or any of its Affiliates or Representatives in connection with the Transactions, including with respect to the prospects of the Business or its profitability for such Purchaser, merchantability or fitness for any particular purpose, forecasts, projections, business plans or other information (including any Confidential Information) and the accuracy or completeness of, or the reasonableness of any assumptions underlying, any such forecasts, projections, business plans or other information.

(ii) Seller, on its own behalf and on behalf of its Affiliates and its and their respective Representatives, expressly disclaims all representations and warranties, whether express or implied, except for the representations and warranties expressly made by Seller in Article II or in the certificate contemplated by Section 7.01(a)(iv). Neither Seller nor any of its Affiliates (including the Acquired Group), nor any of their respective Representatives nor any other Person has, or is subject to, any liability or other obligation to such Purchaser or any of its Affiliates or any of their respective Representatives or any other Person arising from such Person’s use of any information, including information, documents, projections, forecasts or other materials made available to such Person in any virtual data room, confidential information memorandum, management presentation or offering materials, or in connection with any site tours or visits, diligence calls or meetings or otherwise, unless such information is expressly included in a representation or warranty contained in Article II or in the certificate contemplated by Section 7.01(a)(iv).

(b) In furtherance of the foregoing, such Purchaser acknowledges that it is not entitled to rely, has not relied and will not rely on any representation or warranty of Seller or any of its Affiliates (including the Acquired Group) or any of their respective Representatives or any other Person, other than those representations and warranties expressly made by Seller in Article II or in the certificate contemplated by Section 7.01(a)(iv). Such Purchaser acknowledges and agrees that it is relying solely on the representations and warranties expressly made by Seller in Article II or in the certificate contemplated by Section 7.01(a)(iv) and on its own investigation and analysis in entering into the Transaction Documents to which it is a party and that each of the Transaction Documents is the product of arm’s-length negotiations. Such Purchaser and each of its Representatives acknowledge and agree that they (a) have had full access to and the opportunity to review all of the documents in the Data Room or otherwise provided to such Purchaser or its Representatives on behalf of Seller, and (b) have been afforded full access to the books and records, facilities and officers, directors, managers, employees and other representatives of Seller and its Affiliates for purposes of conducting a due diligence investigation with respect to the Business, the Acquired Group, the Purchased Assets and the Assumed Liabilities. Such Purchaser is an informed and sophisticated participant in the transactions contemplated by the Transaction Documents and has conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Business, the Acquired Group, the Purchased Assets and the Assumed Liabilities, and has had such documents and information made available and has evaluated such documents and information, as it has deemed necessary in connection with the execution and delivery of the Transaction Documents. Such Purchaser is knowledgeable about the industries in which the Business operates, is capable of evaluating the merits and risks of the Transactions as contemplated by this Agreement and is able to bear the substantial economic risk of such investment for an indefinite period of time.

ARTICLE IV

COVENANTS OF SELLER

SECTION 4.01 Access. From and after the date of this Agreement and until the earlier to occur of the Applicable Closing and the termination of this Agreement pursuant to Article VIII, Seller shall, and shall cause its Affiliates and Representatives to, solely for purposes of integration planning and consummating the Transactions or as is necessary to implement the purchase of the Business by the Purchasers and the operation of the Business as of the Applicable Closing, (x) give the Purchasers, their operating partners who have executed a non-disclosure agreement with Seller or its Affiliates, and their respective Representatives reasonable access, during normal business hours, upon reasonable advance written notice and in a manner so as not to interfere with the normal business operations of Seller and the Business, to the Purchased Assets, the Acquired Group and the books and records of the Business and (y) furnish to the Purchasers, their operating partners who have executed a non-disclosure agreement with Seller or its Affiliates, and their respective Representatives such financial and operating data and other information relating to the Business as such Persons may reasonably request; provided that the Purchasers, their operating partners who have executed a non-disclosure agreement with Seller or its Affiliates, and their respective Representatives comply with all applicable Laws and all applicable bona fide policies and reasonable requirements of Seller (including such policies and requirements relating to environmental, health, safety and security matters) in connection with any Purchaser’s or operating partner’s or their respective Representatives’ physical access to Seller’s properties; provided, further, that Seller may reasonably restrict such access to the extent that such access (i) would violate or result in a waiver of any attorney-client privilege of the Seller Entities or Seller, (ii) would violate any applicable Law (including merger control and competition Laws and data privacy and protection Laws applicable to employee personal information), (iii) would reasonably be expected to jeopardize the health and safety of any employee in light of COVID-19 or any Pandemic Measures or (iv) would unreasonably disrupt the normal business operations of the Business or the Seller Entities; provided that, in each case, Seller shall, and shall cause its Representatives and Affiliates to use commercially reasonable efforts to provide the Purchasers, their operating partners who have executed a non-disclosure agreement with Seller or its Affiliates, and their respective Representatives, to the extent possible, with access to the relevant information and access in a manner that would not reasonably be expected to result in the violation or waiver of any such attorney-client privilege, violation of law or jeopardizing of the health and safety of its employees. Such rights of access explicitly exclude any Phase II environmental investigations or any other invasive or environmental analysis, testing or sampling, including any such analysis, testing or sampling of soil, surface water, air, groundwater or other environmental media, or building materials. All requests for access pursuant to this Section 4.01 must be directed to Christopher Cronin, Scott Pleiman or such other Person designated by Seller in writing. For the avoidance of doubt, any information provided to or obtained by the Purchasers by exercising their respective rights pursuant to this Section 4.01 will be subject to Section 5.01.

SECTION 4.02 Conduct of the Business. From and after the date of this Agreement and until the earlier to occur of the Initial Closing and the termination of this Agreement pursuant to Article VIII, except (i) with the prior written consent of ABG Purchaser (such consent to be in ABG Purchaser’s sole discretion except with respect to the matters set forth in Sections 4.02(b)(v), (viii), (xii), (xvii), (xviii), (xix), (xx) and (xxii), for each of which such consent shall not be unreasonably withheld, conditioned or delayed), (ii) as set forth in Section 4.02 of the Disclosure Schedule, (iii) as required by applicable Law, Injunction or the terms of any Material Contract, (iv) as contemplated by the Pre-Closing Restructuring Transactions, or (v) as otherwise expressly contemplated or permitted by this Agreement or any Other Transaction Document:

(a) Seller shall, and shall cause the other Seller Entities and the Acquired Group to (i) operate the Business in all material respects in the ordinary course of business, (ii) use commercially reasonable efforts to preserve substantially intact the Business and its relationships with customers, vendors, suppliers, distributors and other persons with which it has business relations that are material to the Business, taken as a whole; provided, however, that no action by Seller, any Seller Entity or any member of the Acquired Group with respect to matters specifically addressed by any provision of Section 4.02(b) shall be deemed a breach of this Section 4.02(a) unless such action constitutes a breach of such provision of Section 4.02(b) and (iii) reasonably consult with ABG Purchaser or its designee in connection with the placement of purchase orders for Inventory to be received at or after the Initial Closing (“SS25 Inventory”); and

(b) Seller shall not, and shall cause each member of the Acquired Group and each other Seller Entity not to (in each case, solely to the extent related to the Business) do any of the following:

(i) amend the certificate of incorporation, by-laws, memorandum and articles of association, constitution or any other comparable organizational documents of any member of the Acquired Group;

(ii) declare or pay any dividend or make any other distribution to any holder of any Acquired Group Shares, other than, in each case, (A) cash dividends or other distributions of cash; provided that such cash dividends or distributions shall not be permitted to the extent they would result in any member of the Acquired Group having less than the applicable Minimum Cash Amount, and (B) dividends or distributions in settlement of intercompany account in accordance with Section 4.04;

(iii) redeem, repurchase or otherwise acquire any equity interest in, or voting security of, any member of the Acquired Group, or issue, transfer, deliver, sell or grant (A) any legal or beneficial equity interest in, or voting security of, any member of the Acquired Group or (B) any warrant, option, right, “phantom” stock right, stock appreciation right, stock-based performance unit, convertible or exchangeable securities or any other commitment or undertaking pursuant to which any member of the Acquired Group is or may become obligated to issue, transfer, deliver, sell or grant (x) any legal or beneficial equity interest in, or voting security of, any member of the Acquired Group or (y) any security convertible into, or exercisable or exchangeable for, any legal or beneficial equity interest in, or voting security of, any member of the Acquired Group;

(iv) adjust, split, subdivide, combine or reclassify any equity interests (legal or beneficial) in any member of the Acquired Group (including the Acquired Group Shares), or issue, transfer, deliver, sell, pledge or otherwise encumber or permit the issuance, transfer, delivery, sale or pledge of any equity securities (legal or beneficial) or any other security in respect of, in lieu of, convertible or exchangeable for or in substitution for any equity interests (legal or beneficial) in any member of the Acquired Group (including the Acquired Group Shares) or any direct or indirect rights, warrants, options, appreciation rights, phantom stock, profit participation rights, calls, commitments or any other agreements of any character to purchase or acquire any such securities,

(v) except (A) as required under applicable Law or applicable Union Contract, (B) as required pursuant to the terms of a Benefit Plan in effect on the date of this Agreement and set forth on Section 2.14(a) of the Disclosure Schedule, (C) solely for purposes of subsections (1)(x), (2) and (6) of this Section 4.02(b)(v), for actions the cost of which is borne solely by Seller and its Affiliates (other than the Acquired Group) and is not reasonably expected to result in increased Liability to Purchaser or any of its Affiliates or assignees or any member of the Acquired Group (including increasing the cost of Purchaser or any of its Affiliates or assignees complying with Article IX) or (D) any adjustment to the terms of any Benefit Plan in effect on the date of this Agreement and set forth on Section 2.14(a) of the Disclosure Schedule in the ordinary course of business that applies uniformly to all Business Employees and all other employees of Seller or its Affiliates and which does not constitute a breach of any representation or warranty in this Agreement and is not reasonably expected to result in increased Liability to Purchaser or any of its Affiliates or assignees or any member of the Acquired Group: (1) except as contemplated by Section 9.08, establish, adopt, renew, materially amend or terminate (x) any material Benefit Plan or (y) any Union Contract covering any Business Employee, Former Business Employee or other current or former employee of any member of the Acquired Group, (2) except as contemplated by Section 9.07(b), grant or announce to any Business Service Provider any cash or equity or equity-based incentive awards, bonus, retention, change in control, transaction, severance or other material increase in compensation or benefits, (3) terminate any Business Service Provider (other than for “cause” (as determined by Seller in good faith consistent with past practice after reasonable consultation with Purchaser)), except for terminations of employment or engagement in the ordinary course of business for Business Service Providers whose annual wage rate or salary plus target bonus opportunity is less than $200,000 (subject to compliance with Section 4.02(b)(v)(7) and Section 9.01(a) and, with respect to Retention Employees, solely after two weeks’ advance written notice to, and reasonable consultation with, Purchaser); (4) hire, promote or engage, or otherwise enter into any employment or consulting agreement or arrangement with, any person, except for such actions in the ordinary course of business with respect to individuals whose annual wage rate or salary and target bonus opportunity, collectively, is less than $200,000 (subject to compliance with Section 9.01(a)) (5) increase or commit to increase the salaries, wage rates, target bonus or cash incentive opportunities or equity or equity-based compensation of any Business Service Provider, except for annual wage rate or salary increases in the ordinary course of business and consistent with past practices for Business Employees whose annual wage rate or salary plus target bonus opportunity (after such increases) is less than $200,000 (subject to compliance with Section 9.01(a)); (6) increase or accelerate or commit to accelerate the funding, payment, lapsing of restrictions or vesting of the compensation or benefits provided to any Business Service Provider, including under any Benefit Plan or any other benefit or compensation plan, program, policy, agreement or arrangement; (7) implement or announce any employee layoffs, furloughs, reductions in force or other similar actions in violation of (or which would or would reasonably be expected to, alone or together with other terminations, trigger notice obligations under) the WARN Act (or that otherwise could trigger severance, advance notice, pay in lieu of notice or any other severance, retirement or similar obligations or information and/or consultation under applicable Law); or (8) transfer internally (including in response to a request for transfer by an employee or other service provider), or otherwise alter the duties and responsibilities of, any employee or other service provider of the Seller or its Affiliates in a manner that would affect whether such employee or service provider is or is not classified as a Business Employee, other than actions with respect to Business Employees whose annual wage rate or salary plus target bonus opportunity is less than $200,000 that are taken in order to fill a vacancy in the Business in the ordinary course of business consistent with past practice or due to a termination for cause or due to death or bona-fide disability;

(vi) acquire any capital stock in, or any business line or all or a material portion of assets constituting any business, corporation, partnership, association, joint venture, or other entity or other business organization or division in any transaction, including by merger, consolidation, purchase of stock or assets or otherwise;

(vii) permit any insurance policies covering any Purchased Asset to be canceled or terminated or any of the coverages thereunder to lapse, unless simultaneously with such cancellation, termination or lapse, replacement policies providing coverage equal to or greater than the coverage canceled, terminated or lapsed are obtained;

(viii) enter into any Affiliate Transaction contemplated by clauses (i) through (iv) and (vi) of the definition thereof;

(ix) mortgage, pledge, create, incur or suffer to exist any Lien (other than any Permitted Lien) on any Acquired Shares or any Purchased Assets (A) that secures any obligations of any Person other than the Acquired Companies or with respect to the Business, or (B) that secures obligations of the Acquired Companies or with respect to the Business in an amount exceeding, individually or in the aggregate, one hundred thousand dollars ($100,000);

(x) other than in the ordinary course of business, sell, lease or otherwise dispose of any Purchased Asset or Acquired Shares, except for (A) sales of Inventory in the ordinary course of business, (B) assets that are obsolete or no longer used by the Business or (C) Company Owned Intellectual Property (subject to clause (xi) below);

(xi) sell, transfer, license, sublicense, allow to be dedicated to the public domain, allow to lapse, surrender, pledge, encumber, grant, dispose of, assign or abandon any Company Owned Intellectual Property, except (A) as set forth on Section 4.02(b)(xi)(A) of the Disclosure Schedule, and (B) for the abandonment of registrations and applications of Intellectual Property that are no longer used in the Business as of the date hereof, as identified on Section 4.02(b)(xi)(B) of the Disclosure Schedule;

(xii) with respect to any member of the Acquired Group, except in connection with any Consolidated Tax Return of or with respect to a Seller Tax Group

(which exception, for the avoidance of doubt, does not include the making of any “check-the-box” or similar election with respect to any Acquired Company not contemplated by the Pre-Closing Restructuring Transactions), or as required by Law, (A) make (outside the ordinary course of business), change or revoke any material Tax election; (B) adopt or change any material method of accounting for Tax purposes; (C) amend or refile any material Tax Return; (D) surrender any right to claim a material refund of Taxes; (E) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment; or (F) enter into a “closing agreement” as described in Section 7121 of the Code (or any similar provision of any state, local or non-U.S. Tax Law) with respect to material Taxes or otherwise settle or compromise any material Tax liability;

(xiii) make any material change to the methods of financial accounting used by the Business in effect as of the date of this Agreement, except as required by GAAP or applicable Law;

(xiv) make any material change in its policies with respect to the payment of accounts payable or accrued expenses or the collection of the accounts receivable or other receivables, except as required by GAAP or applicable Law;

(xv) make any material changes in its cash management practices, accounting methodologies, practices, estimation techniques, assumptions and principles (including reporting income, deductions or other material items for financial accounting purposes), except as required by applicable Law or GAAP;

(xvi) pay, discharge, satisfy, compromise, settle or agree to settle any material Proceeding the Liabilities of which would be an Assumed Liability hereunder other than any settlement or release that contemplates only the payment of money not in excess of five hundred thousand dollars ($500,000) individually or two million dollars ($2,000,000) in the aggregate without ongoing limits on the conduct or operation of the Business and results in a full release of the claims giving rise to such Proceeding;

(xvii) materially and adversely modify or amend, terminate, let lapse or waive any material rights under any Material Contract, other than any termination or automatic renewal of any Material Contract in the ordinary course of business in accordance with its terms;

(xviii) enter into any Contract that would have been a Material Contract if it had been entered into as of the date hereof, other than in the ordinary course of business;

(xix) renew or extend any Contract pursuant to which any Person is granted a license to or right to use any Company Owned Intellectual Property (other than Contracts described in Section 2.11(a)(xiv)(A)-(C) or as set forth on Section 4.02(b)(xix) of the Disclosure Schedules);

(xx) incur, commit, authorize or make any capital expenditures or commitments therefor in excess of two hundred fifty thousand dollars ($250,000) individually or five hundred thousand dollars ($500,000) in the aggregate;

(xxi) create, incur, assume, guarantee or otherwise become liable for any Indebtedness contemplated by clauses (i) through (vi), (xi) or (xii) of the definition thereof in excess of (or with respect to Indebtedness contemplated by clause (vi) of the definition thereof having a face amount (regardless of valuation) in excess of) one million dollars ($1,000,000), individually or in the aggregate, other than in the ordinary course of business consistent with past practice for working capital purposes that will be discharged in full prior to the Initial Closing;

(xxii) loan or advance any amount, or make any capital contributions to, any Person, in each case, in excess of fifty thousand dollars ($50,000), individually, or one hundred fifty thousand dollars ($150,000), in the aggregate, other than (A) to any member of the Acquired Group or (B) advances to employees and consultants of the Business for travel and business expenses or extensions of trade credit and supplier advances in the ordinary course of business;

(xxiii) adopt, initiate, approve or enter into any plan or agreement of complete or partial liquidation, dissolution, merger, split-up, consolidation, recapitalization or other reorganization of any member of the Acquired Group;

(xxiv) place orders for SS25 Inventory that are not matched against orders placed in accordance with Section 4.02(a)(iii) or that otherwise exceed book orders for the Wholesale Business;

(xxv) enter into any Contract with any Restricted Counterparty; and

(xxvi) authorize or agree (in writing or otherwise) to take any of the foregoing actions described in this Section 4.02(b).

The Parties acknowledge and agree that the restrictions set forth in this Agreement (including under Section 4.08) are not intended to give any Purchaser, directly or indirectly, the right to control or direct any portion of the Business or the other operations of Seller or its Subsidiaries prior to the Initial Closing, and nothing contained in this Agreement is intended to give any of Seller or its Subsidiaries, directly or indirectly, the right to control or direct any Purchaser’s or its Affiliates’ operations prior to the Initial Closing. Prior to the Initial Closing, each Purchaser, on the one hand, and Seller, on the other hand, shall exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over such Party’s own business and operations. Notwithstanding anything to the contrary set forth in this Section 4.02, nothing contained in this Section 4.02 shall in any event limit or restrict Seller or its Affiliates (other than members of the Acquired Group) with respect to any matter to the extent unrelated to the Business or the Transactions. Each Purchaser acknowledges and agrees that prior to the Measurement Time, Seller may (but shall have no obligation to) cause any member of the Acquired Group to distribute its Cash to Seller or any of its Affiliates (it being understood that any Cash not so distributed and held by such member of the Acquired Group may be included in the calculation of Cash or Restricted Cash, subject to the maximum amount set forth in the definition therein); provided that Seller may not make any dividend or distribution of Cash to the extent it would result in any member of the Acquired Group having less than the applicable Minimum Cash Amount as of the Initial Closing.

SECTION 4.03 Confidentiality. During the three (3)-year period following the Initial Closing, Seller shall keep confidential, and cause its Affiliates and direct and use commercially reasonable efforts to cause its and their respective Representatives to keep confidential and not use, all confidential or proprietary information concerning the Business or any member of the Acquired Group (including, for the avoidance of doubt, such information that is provided to Seller or its Representatives pursuant to Section 6.03(a)), except (a) as required by a Governmental Entity or required pursuant to Law or the rules or regulations of any securities exchange or listing authority or legal, administrative or judicial process (so long as, to the extent permitted by Law or any such rules or regulations of any securities exchange or listing authority or legal, administrative or judicial process, Seller provides the applicable Purchaser with reasonable prior notice of such disclosure and reasonably cooperates with such Purchaser, at such Purchaser’s request and sole expense, in connection with any efforts to prevent or limit the scope of such disclosure), (b) for information that is, as of the Initial Closing Date, or thereafter becomes part of the general public knowledge or publicly available other than as a result of a breach of this Agreement or any Other Transaction Document by Seller, its Affiliates or Representatives, (c) for information reasonably necessary to be used or disclosed in connection with the exercise of any right or remedy provided in, or to the extent contemplated by, any Transaction Document or any Proceeding directly or indirectly arising out of or under any Transaction Document, (d) information disclosed to Seller or any of its Affiliates following the Initial Closing Date on a non-confidential basis by any Person not known by Seller or such Affiliates to be bound by an obligation of confidentiality to any Purchaser or its Affiliates (including the Acquired Group) or the Business and (e) for information is independently conceived or developed by or on behalf of Seller or any of its Representatives following the Initial Closing Date without use of or reference to any confidential or proprietary information concerning the Business or any member of the Acquired Group.

SECTION 4.04 Intercompany Arrangements.

(a) Seller and each of the Purchasers acknowledges and agrees that upon and effective as of the Applicable Closing, all Contracts or other arrangements (including intercompany balances) between Seller or any of its Affiliates (other than any member of the Acquired Group), on the one hand, and any member of the Acquired Group, on the other hand, that were entered into prior to the Applicable Closing shall be canceled, terminated or extinguished in full, as the case may be, without payment or liability.

(b) Seller shall cause the repayment, termination or other final resolution of all intercompany balances of or held by a member of the Acquired Group (the “Intercompany Restructuring”), except as may otherwise be agreed in writing between the Seller and ABG Purchaser after the date hereof and not less than ten (10) Business Days prior to the Applicable Closing (or as soon as reasonably practicable if the steps plan described below is not finalized at least twenty (20) Business Days prior to the Applicable Closing). No later than forty (40) days after the date hereof, Seller shall provide ABG Purchaser a draft steps plan setting forth the actions contemplated to consummate the Intercompany Restructuring and shall incorporate any reasonable written comments provided by ABG Purchaser with respect thereto that are received by Seller at least ten (10) Business Days prior to the Applicable Closing; provided that such ABG Purchaser and Seller shall cooperate in good faith to resolve such comments in a manner which does not (i) subject Seller and its Affiliates to any additional liabilities or obligations (including Taxes, whether imposed directly on Seller or any of its Affiliates or imposed by way of withholding, other than Grossed-Up Withholding Taxes) or (ii) delay, impede or prevent the Initial Closing.

SECTION 4.05 Books and Records. From and after the Applicable Closing, (i) Seller shall, and shall cause its Affiliates and direct its and their Representatives to, deliver to the applicable Purchaser any books and records of the Business constituting Transferred Records (or relevant copies thereof if such books and records contain information not related to the Business) found to be in the possession of Seller or its Affiliates or Representatives and shall use commercially reasonable efforts to cooperate with such Purchaser in locating any books and records constituting Transferred Records of the Business that such Purchaser believes in good faith to be in the possession of Seller or its Affiliates or Representatives and (ii) such Purchaser shall, and shall cause its Affiliates and direct its and their Representatives to, deliver to Seller any books and records of the Retained Business or that do not constitute Transferred Records (or relevant copies thereof if such books and records contain information not related to the Retained Business) found to be in the possession of such Purchaser or its Affiliates or Representatives (including the Acquired Group) and shall use commercially reasonable efforts to cooperate with such Purchaser in locating any books and records of the Business that constitute Transferred Records that Seller believes in good faith to be in the possession of such Purchaser or its Affiliates or Representatives. Notwithstanding the foregoing, Section 6.06(f) and Annex E, and not this Section 4.05, shall govern the delivery and provision of Tax-related records.

SECTION 4.06 Additional Covenants.

(a) During the two (2) year period following the Initial Closing, Seller will not, and will not permit any of its Affiliates to, directly or indirectly, (i) induce or knowingly encourage any Transferred Employees (other than Transferred Employees with total annual compensation of less than fifty thousand dollars ($50,000)) to leave the employment of the applicable Purchaser or any of its Affiliates or (ii) solicit for employment or hire any Transferred Employee; provided that the foregoing clauses (i) and (ii) shall not preclude Seller or any of its Affiliates from (A) making general solicitations not specifically directed toward any Transferred Employee (or hiring any Transferred Employee who responds to such general solicitations), or (B) soliciting or hiring a Transferred Employee whose employment with the Business has ceased at least nine (9) months prior to such solicitation or hiring.

(b) During the eighteen (18)-month period following the Initial Closing, Seller will not, and will not permit any of its Subsidiaries to, (i) directly develop, offer or sell products, render services, engage, or have an interest in (including as a founder, shareholder, member, manager, operator, partner, owner, consultant, advisor, or in any similar capacity), the Competitive Business, or (ii) intentionally interfere with any actual or prospective client, customer, supplier or licensor of a Purchaser in respect of the Competitive Business, or otherwise intentionally cause, induce or encourage any actual or prospective client, customer, supplier or licensor of a Purchaser in respect of the Competitive Business to terminate or adversely modify any such relationship.

(c) During the eighteen (18)-month period following the Initial Closing, Seller will not, and will not permit any of its Subsidiaries to, directly or indirectly, intentionally recruit or solicit any customer or supplier of the Business with respect to the Competitive Business for the purposes of having any such customer or supplier terminate or otherwise adversely change its relationship with the applicable Purchaser or Affiliates.

(d) Seller acknowledges that the covenants contained in this Section 4.06 are reasonable and necessary to protect the legitimate interests of the Purchasers, are a material and substantial part of the Transactions and are entered into in connection with, and as an inducement to, the Transactions. In the event that any covenant contained in this Section 4.06 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable Law. The covenants contained in this Section 4.06 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

(e) In the event of any breach or threatened breach by Seller of any provision of this Section 4.06, the applicable Purchaser (and, in the case of ABG Purchaser, any current, former or future operating partner of ABG Purchaser that would be adversely affected by such breach) shall be entitled to seek injunctive or other equitable relief (without being required to post any bond or security of any type), restraining such party from engaging in conduct that would constitute a breach of the obligations of Seller under this Section 4.06. Notwithstanding anything in this Agreement to the contrary, such relief shall be in addition to and not in lieu of any other remedies that may be available, including an action for the recovery of Losses.

(f) For purposes of this Section 4.06, “Competitive Business” means sales and/or distribution of licensed sports apparel and products. For the avoidance of doubt, nothing contained in this Section 4.06 shall limit or restrict Seller or its affiliates from (i) engaging in any sales of printable blank apparel, innerwear or accessory products to third parties (including sales to third parties or resellers that may be engaged in a Competitive Business) or conducting business with agents, suppliers, service providers and customers with respect thereto or (ii) continuing to engage in the Australia Business and the Japan Business until the Australia Business or the Japan Business (as applicable) are transferred to ABG Purchaser or one or more of its operating partners.

SECTION 4.07 Conduct of Incidents Subject to Seller Insurances.

(a) Purchaser acknowledges that coverage for the Business under the insurance policies of Seller and its Affiliates (other than the Acquired Group) (the “Seller Insurances”) will cease as of the Initial Closing Date, and neither Seller nor any of its Affiliates will purchase any “tail” policy or other additional or substitute coverage for the benefit of the Purchasers or the Acquired Group relating to the Seller Insurances or the Business applicable in any period after the Applicable Closing Date.

(b) Notwithstanding the foregoing and without limiting each Purchaser’s rights under Article X, for twenty-four (24) months following the Initial Closing Date, with respect to any claim or incident in respect of an Assumed Liability (to the extent such Liabilities were not taken into account in connection with the calculation of Working Capital), to the extent arising out of or relating to facts, acts, occurrences or omissions occurring prior to the Applicable Closing (a “Pre-Closing Occurrence”) and that is covered by an occurrence-based insurance policy of Seller or its Affiliates in effect prior to the Applicable Closing Date (excluding any “claims-made” policies and all self-insurance programs, each, a “Parent Occurrence Policy”), (i) Seller hereby authorizes each Purchaser to make claims in respect of any and all Pre-Closing Occurrences (each, a “Permitted Claim”), to the extent permitted by the terms of the applicable Parent Occurrence Policy, (ii) if the applicable Purchaser is not permitted to make a Permitted Claim, upon the written request of such Purchaser or a member of the Acquired Group, Seller shall report such claim to the appropriate insurer as promptly as is reasonably practicable following such time as Seller receives information necessary to make such claim, (iii) if a Purchaser submits a Permitted Claim, such Purchaser shall provide Seller with reasonable notice prior to submitting such Permitted Claim, (iv) each applicable Purchaser shall, and shall cause its Affiliates to, comply with the terms of the applicable Parent Occurrence Policy, (v) if Seller or any of its Affiliates receives any payments in respect of any Permitted Claim, they shall pay, or cause to be paid, such payment to the applicable Purchaser (net of any Recovery Costs incurred by Seller or any of its Affiliates in connection with the same) and (vi) Seller shall reasonably cooperate (at such Purchaser’s sole expense) with the applicable Purchaser in the investigation and pursuit of any claim.

(c) Subject to Article X, each applicable Purchaser shall be liable, and will reimburse Seller, for (i) any costs (including Taxes) incurred by Seller and its Affiliates incurred to submit a Permitted Claim, (ii) any deductible or retention payments required to be made under the Parent Occurrence Policies, and (iii) any retroactive or prospective premium adjustments incurred by Seller or its Affiliates directly or indirectly through the insurers or reinsurers of the Parent Occurrence Policies (such costs and expenses, “Recovery Costs”). Without limiting Seller’s obligations under Article X, Seller shall not be liable for the inability of any Purchaser to collect insurance proceeds under any Parent Occurrence Policy. Seller or its applicable Affiliate (other than the members of the Acquired Group) shall retain all rights to control their insurance policies or programs other than as set forth in this Section 4.07; provided, however, that, without restricting the expiration of any Parent Occurrence Policies in accordance with its terms in the ordinary course of business, Seller and its Affiliates shall not amend, modify, terminate or waive any coverage under any Parent Occurrence Policies with respect to periods prior to the Applicable Closing Date in a manner that would reasonably be expected to materially impair coverage thereunder available for Permitted Claim or otherwise materially limit the rights of any Purchaser under this Section 4.07. From and after the Applicable Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for its operation of the Acquired Group and the Business.

(d) If, after the Applicable Closing, a Purchaser, a member of the Acquired Group or any of their Affiliates reasonably requires any information regarding claims data for renewal purposes or other information pertaining to a Permitted Claim in order to give notice to or make filings with insurance carriers or claims adjustors or administrators or to adjust, administer or otherwise manage a Permitted Claim, then Seller shall cause such information to be supplied to the applicable Purchaser, the applicable member of the Acquired Group or any of their respective designees, to the extent such information is in its possession and control or can be reasonably obtained by Seller (or its Affiliates), as applicable, promptly upon receipt of a written request therefore; provided, that such information shall be subject to the confidentiality and use restrictions of the Confidentiality Agreement.

SECTION 4.08 Transition. Promptly following the date hereof, and until the earlier of the Applicable Closing and the valid termination of this Agreement, Seller shall designate a team of appropriate personnel including personnel from each of the functional areas set forth in Section 4.08(a) of the Disclosure Schedule (a “Transition Team”) to provide information requested by Purchasers and their respective Representatives (subject to Section 4.01) in connection with their efforts to implement the purchase of the Business by Purchaser and the operation of the Business as of the Applicable Closing. Seller shall designate a Transition Team to lead, who shall be a person with sufficient knowledge and qualifications to manage the transition process, and who shall meet with Purchasers and their Representatives during regular business hours at such times as Seller and the applicable Purchasers shall mutually agree. Seller shall cause the Transition Team to provide such information and reasonable assistance to the Purchasers and their Representatives (subject to Section 4.01) as the Purchasers and their Representatives may reasonably request in connection with the foregoing, including with respect to: (a) planning and implementing all steps necessary for the efficient purchase of the Business by Purchasers and the operation of the Business after the Applicable Closing; (b) planning and implementing efficient processes with respect to information technology necessary for the efficient operation of the Business after the Applicable Closing; (c) enabling the Purchasers to obtain policies or binders of insurance covering the Business effective as of the Applicable Closing; and (d) the matters described in Section 4.08 of the Disclosure Schedule. Seller and Purchasers shall each bear 50% of any out-of-pocket third party expenses incurred in connection with the activities set forth on Section 4.08(b) of the Disclosure Schedule. The Transition Team shall meet with the applicable Purchaser on a regular basis (but at least once per month) regarding the completion of the foregoing transaction matters. Purchaser agrees, on behalf of itself and its Affiliates, Representatives and any other Persons acting on behalf such Purchaser, to coordinate all requests for information, from and after the date hereof, through one or more members of the Transition Team. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 4.08 shall require Seller to provide or cause to be provided any service contemplated to be included in the Transition Services Agreement prior to the Applicable Closing.

SECTION 4.09 Exclusivity. From the date hereof through the Initial Closing or the earlier termination of this Agreement in accordance with its terms:

(a) Seller shall not, and shall cause its Affiliates and cause its and their Representatives acting on their behalf to not, directly or indirectly, except for making any communication permitted by Section 4.09(c) below, (i) initiate, solicit, respond to or knowingly encourage (including by way of furnishing nonpublic information) any inquiries regarding, or proposals or offers that constitute, or would reasonably be expected to lead to, an Alternative Transaction, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any nonpublic information in connection with, or for the purpose of encouraging, an Alternative Transaction, (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other agreement or understanding providing for an Alternative Transaction or (iv) otherwise cooperate in any way, assist, or participate in or take any action to facilitate any effort or attempt by any person to effect an Alternative Transaction;

(b) Seller shall, and shall cause its Representatives to, immediately cease (and Seller shall not, and shall cause its Representatives not to, resume or otherwise continue) any solicitation, discussion or negotiation with any Person (other than the Purchasers and their Representatives and, at the request of ABG Purchaser, prospective Purchaser Designees, in each case, in connection with the Transactions) with respect to any Alternative Transaction;

(c) in the event that Seller or any of its Representatives receives an inquiry, offer or proposal that constitutes, or would reasonably be expected to lead to, an Alternative Transaction, Seller shall within one (1) Business Day of such receipt, inform the third party in writing that it is unable to engage in discussions with respect to an Alternative Transaction at such time and thereafter shall cease any further contact in respect of such inquiry, offer or proposal;

(d) Seller shall, and shall cause its Representatives to, immediately terminate any third party’s (other than the Purchasers and their Representatives and, at the request of ABG Purchaser, prospective Purchaser Designees, in each case, in connection with the Transactions) access to any virtual data room containing any nonpublic information in connection with, or for the purpose of encouraging, the Transaction or any Alternative Transaction and shall not provide any such third party with access to any virtual data room containing such information during such period; and

(e) Seller shall not approve any Alternative Transaction.

(f) For purposes of this Section 4.09, “Alternative Transaction” shall mean, other than the Transactions, any single transaction or series of related transactions, relating to any direct or indirect sale of any material assets or properties of the Business, including through the sale of one or more subsidiaries of Seller owning such assets or properties (whether by way of equity sale, merger, consolidation, combination, liquidation, dissolution, recapitalization, reorganization or other similar transaction); provided, however, that the foregoing shall not include sales of inventory in the ordinary course of business or any sale, merger or similar transaction with respect to all or substantially all of the assets or shares of capital stock of Hanesbrands Inc. that does not delay, impede or prevent the consummation of the Transactions in accordance with the terms of this Agreement.

SECTION 4.10 Pre-Closing Restructuring. At or prior to the Initial Closing, Seller shall, and shall cause its Affiliates to, take all steps necessary to effect and carry out the Pre-Closing Restructuring Transactions as described in Annex F. Seller shall permit ABG Purchaser to review and comment on each document prepared or executed by Seller or its Affiliates in connection with the Pre-Closing Restructuring Transactions and shall make such revisions to such documents as are reasonably requested by ABG Purchaser in writing; provided, that ABG Purchaser shall (or, in the case of any documents not delivered to the ABG Purchaser at least 20 prior to the Initial Closing Date, use commercially reasonable efforts to) provide such revisions at least 10 Business Days prior to the Initial Closing Date; provided, further, that such revisions are consistent with this Agreement (including Annex F) and do not (i) subject Seller and its Affiliates to any additional liabilities or obligations (including Taxes, whether imposed directly on Seller or any of its Affiliates or imposed by way of withholding, other than Grossed-Up Withholding Taxes) or (ii) delay, impede or prevent the Initial Closing unless, in the case of this clause (ii), Seller did not provide ABG Purchaser with the relevant documents at least 20 Business Days prior to the Initial Closing Date.

SECTION 4.11 Data Transfer. To the extent any Purchased Assets contain any Personal Data, Seller agrees to effect the transfer of such Personal Data in accordance with the provisions of this Agreement and in compliance with all applicable Privacy and Data Security Requirements. To this end, Seller shall provide the applicable Purchaser a copy of the transferring Personal Data in a format to be agreed between them or otherwise facilitate the migration to such Purchaser’s systems of such Personal Data. At the applicable Purchaser’s reasonable request, Seller shall take such steps as are required to ensure that Personal Data comprised in the Purchased Assets is transferred in accordance with all applicable Privacy and Data Security Requirements, including that on such date to be agreed within thirty (30) Business Days before the transfer, Seller shall send a fair Processing notice, which shall be reasonably satisfactory to the such Purchaser, by email (or other contact method if email is unavailable for a particular data subject) to all persons whose Personal Data has been part of any Purchased Asset(s) informing such persons of the change of ownership of the Personal Data within such Purchased Asset(s), identifying such Purchaser (or such Purchaser’s designated Affiliate) as the data controller, explaining the purpose for which such Purchaser will process the Personal Data within such Purchased Asset(s), and providing a hyperlink to the relevant privacy policy of such Purchaser and the contact details of such Purchaser, in each case if and solely to the extent required by applicable Privacy and Data Security Requirements. Following the Initial Closing, if and solely to the extent required to enable the applicable Purchaser to comply with applicable Privacy and Data Security Requirements, Seller shall promptly send to the applicable Purchaser any data subject request Seller receives after the transfer that relates to the Processing of Personal Data within the applicable Purchased Asset(s) by such Purchaser; and in relation to any data subject request or any other complaint or query relating to Personal Data within any Purchased Asset(s) received by such Purchaser from a data subject or a regulatory body, if and solely to the extent required by applicable Privacy and Data Security Requirements, Seller shall, upon written request from such Purchaser, at Seller’s own cost, provide such Purchaser with such information it may hold (if any) that is relevant to the data subject request, complaint or query so as to assist such Purchaser to comply with, and demonstrate compliance with, such Purchaser’s obligations under applicable Privacy and Data Security Requirements.

SECTION 4.12 Intellectual Property Sale. Notwithstanding anything to the contrary in this Agreement, at the Initial Closing but immediately prior to the other transactions occurring at the Initial Closing, (a) (i) Champion Europe S.r.l. shall sell, transfer, convey, assign and deliver to ABG Purchaser, free and clear of any Liens (other than Permitted Liens), all of Champion Europe S.r.l.’s right, title and interest in, to and under the Intellectual Property held by Champion Europe S.r.l., and in exchange therefor, subject to Section 1.06, ABG Purchaser shall pay or cause to be paid to Champion Europe S.r.l. $1,000,000 in cash (such amount, the “Italy IP Purchase Price” and such exchange, the “Italy IP Sale”), and (ii) immediately after the Italy IP Sale, Champion Europe S.r.l. shall distribute the Italy IP Purchase Price to the Italy Company, (iii) immediately after the distribution described in clause (ii), the Italy Company shall distribute the Italy IP Purchase Price to HBI Holdings Switzerland GmbH and (b) (i) each of GFSI LLC and Knights Apparel LLC shall sell, transfer, convey, assign and deliver to ABG Purchaser, free and clear of any Liens (other than Permitted Liens), all of GFSI LLC and Knights Apparel LLC’s respective right, title and interest in, to and under the Intellectual Property held by such Persons, and in exchange therefor, subject to Section 1.06, ABG Purchaser shall pay or cause to be paid to GFSI LLC $5,000,000 (the “GFSI IP Purchase Price”) and Knights Apparel LLC $$5,000,000 (the “KA IP Purchase Price”, and collectively with the Italy IP Purchase Price and the GFSI IP Purchase

Price, the “Separate IP Purchase Price”), in each case, in cash (such exchanges described in this clause (b) (i), collectively, the “United States IP Sale” and, together with the Italy IP Sale, the “Separate IP Sales”), and (ii) immediately after the United States IP Sale, GFSI LLC shall distribute the GFSI IP Purchase Price to Hanesbrands Inc. and Knights Apparel LLC shall distribute the KA IP Purchase Price to Knights Holdco LLC, which shall in turn distribute the KA IP Purchase Price to Hanesbrands Inc. For the avoidance of doubt, (x) the Intellectual Property conveyed to ABG Purchaser pursuant to this Section 4.12 shall constitute Purchased Assets and (y) the Separate IP Purchase Price is included in the Purchase Price.

ARTICLE V

COVENANTS OF PURCHASERS

SECTION 5.01 Confidentiality. Each Purchaser acknowledges that the information being made available to it in connection with the Transactions and the transactions contemplated by each of the Other Transaction Documents (including the terms, conditions and other provisions of this Agreement and each of the Other Transaction Documents) is subject to the Confidentiality Agreement, the terms, conditions and other provisions of which are incorporated herein by reference; provided, however, that if there is any contradiction between the terms of this Agreement and the terms of the Confidentiality Agreement, then the terms of this Agreement will control and govern to the extent of such contradiction. Effective upon, and only upon, the Initial Closing, the Confidentiality Agreement shall terminate with respect to information to the extent relating to the Business and the Transactions; provided that such Purchaser acknowledges and agrees that, notwithstanding such termination of the Confidentiality Agreement, after the Initial Closing, any and all other information made available to it by or on behalf of Seller or any of its Affiliates or any of its or their respective Representatives, concerning Seller or any of its Affiliates (other than any member of the Acquired Group) or the Retained Business shall remain subject to the confidentiality and use restrictions of the Confidentiality Agreement. If this Agreement is, for any reason, terminated prior to the Initial Closing, the Confidentiality Agreement (and the terms, conditions and other provisions thereof) and the obligations of each Purchaser under this Section 5.01 shall nonetheless continue in full force and effect in accordance with its terms. Notwithstanding anything to the contrary set forth herein or in the Confidentiality Agreement, Seller acknowledges and agrees that, (i) ABG Purchaser shall be entitled to describe the Transaction and provide preliminary information that is not Confidential Information (solely to the extent consistent with other information that is publicly disclosed in accordance with this Agreement) to prospective Purchaser Designees or assignees to evaluate whether it will participate in the Transaction and (ii) ABG Purchaser shall be permitted to share Confidential Information with prospective Purchaser Designees or assignees who have executed a joinder to the Confidentiality Agreement agreeing to be bound by the same terms and conditions as ABG Purchaser or who entered into a separate confidentiality agreement with Seller.

SECTION 5.02 Replacement of Credit Support.

(a) On or prior to the Applicable Closing, each applicable Purchaser shall use commercially reasonable efforts to arrange, at its sole cost and expense, for the termination of, or replacement arrangements for, effective as of the Applicable Closing, all Guarantees that are provided by Seller or any of its Affiliates (other than any member of the Acquired Group) for the benefit of the portion of the Business being acquired by such Purchaser and that are set forth on Section 2.05(c) of the Disclosure Schedule, in each case, in such form and substance as is reasonably satisfactory to Seller, such Purchaser and the obligee thereunder. If any additional Guarantees provided by Seller and its Affiliates are identified following the date hereof, the applicable Purchaser and Seller shall reasonably cooperate and use commercially reasonable efforts for the termination of, or replacement arrangements for, such additional Guarantees, effective as of the Applicable Closing.

(b) In the event that any of the Guarantees, or any portion thereof, are not terminated or replaced prior to the Applicable Closing, (i) the applicable Purchaser shall continue to use commercially reasonable efforts to obtain such termination or replacement for a period of up to twenty-four (24) months after the Initial Closing, (ii) Seller shall maintain such Guarantees as in effect as of the Initial Closing, until such Guarantees have been replaced by such Purchaser or one of its Affiliates and (iii) such Purchaser shall indemnify and hold harmless and reimburse Seller or its applicable Affiliate for and against all amounts paid or incurred by it pursuant to any such Guarantee following the Initial Closing (other than as a result of any action of Seller).

(c) Seller shall, and shall cause its Affiliates to, reasonably cooperate with the Purchasers in their efforts to cause the termination or replacement of the Guarantees.

SECTION 5.03 R&W Insurance Policy. Prior to the Initial Closing, ABG Purchaser will use reasonable best efforts to bind, or cause to be bound reasonably promptly following the date hereof, one or more R&W Insurance Policies by the R&W Insurer, and will provide, or cause to be provided, a true, correct and complete copy thereof to Seller. Each Purchaser, on behalf of itself and its Affiliates, acknowledges and agrees that, without Seller’s prior written consent, (a) except as set forth in the definition of “Unpaid Company Transaction Expenses,” all premiums, underwriting fees, brokers’ commissions and other costs and expenses related to any R&W Insurance Policy shall be borne solely by the applicable Purchaser or its Affiliates, (b) each such R&W Insurance Policy shall expressly waive any claims of subrogation against Seller (except with respect to claims for Fraud), (c) Seller, its Affiliates and each of its and their respective officers, directors, employees, partners, members, managers, agents, attorneys, representatives, successors or permitted assigns shall be intended third-party beneficiaries of such waiver and (d) no Purchaser or any of its Affiliates shall amend, waive, modify or otherwise revise the waiver set forth above under such R&W Insurance Policy in any manner inconsistent with the foregoing.

SECTION 5.04 Inventory Holdback. No later than July 1, 2024, Purchaser shall, or shall cause its designee to, provide written notice (the “Holdback Notice”) to Seller setting forth the methodology for identifying the Inventory of the Sports Apparel Business will be designated as Retained Sports Apparel Inventory (in accordance with the definition thereof). Purchaser or its designee shall reasonably discuss the methodology set forth in the Holdback Notice with Seller and consider in good faith any adjustments or modifications to such methodology proposed by Seller. The methodology set forth in the Holdback Notice, with any modifications resulting from the foregoing sentence, is referred to herein as the “SA Holdback Methodology”.

ARTICLE VI

MUTUAL COVENANTS

SECTION 6.01 Efforts.

(a) Prior to the Initial Closing, except with respect to the matters relating to Regulatory Laws or described in Section 6.01(b), which shall be governed by the provisions of Section 6.01(b), each Party shall, and shall cause its Affiliates to, use commercially reasonable efforts to cause the conditions set forth in Article VII to be satisfied, to consummate the Transactions on the terms and subject to the conditions of the other Party set forth herein as promptly as practicable. Seller shall use commercially reasonable efforts to obtain (and each Purchaser shall reasonably cooperate with Seller in obtaining) prior to the Initial Closing all third-party Consents that are required to be obtained in order to consummate the Transactions, including those listed on Section 6.01(a) of the Disclosure Schedule; provided that (i) no third-party Consents shall be deemed to be a condition to the obligations of the Parties to consummate the Transactions and (ii) notwithstanding anything in this Agreement or any Other Transaction Document to the contrary, neither Seller nor any of its Affiliates shall be required to (A) pay any consideration in order to obtain any such Consent, (B) commence, defend or participate in any Proceeding in connection with the foregoing or (C) offer or grant any accommodation (financial or otherwise) in order to obtain any such Consent. For the avoidance of doubt, nothing herein will require any Party to waive any condition set forth in Article VII.

(b) Antitrust Matters.

(i) ABG Purchaser and Seller shall, and shall cause each of their respective Affiliates to, use reasonable best efforts to make any Filings and obtain any Authorizations required under or in connection with any Regulatory Law, and to enable all waiting periods under any Regulatory Law to expire or terminate, in each case, to consummate the Acquisition and the other Transactions as promptly as practicable, and in any event prior to the Outside Date. In connection therewith, each Purchaser shall, and shall cause each of their respective Affiliates (as applicable), to as promptly as practicable make or cause to be made any Filings required of each of them or any of their respective Affiliates under any applicable Regulatory Law. Each Purchaser and Seller shall cooperate with each other in connection with obtaining any such Authorization or making any such Filing, provided, however, that neither ABG Purchaser nor Seller shall make any such Filings requested or required by any Purchaser Designee without first providing advance notice in writing of such contemplated action to the other and reasonably consulting with the other prior to taking any such action. Subject to applicable Law, to consummate the Transactions as promptly as practicable, and in any event prior to the Outside Date, each Party shall, and shall cause each of their respective Affiliates (as applicable) to (I) promptly inform the other Parties of any oral communication with, and provide copies of written communications with, any Governmental Entity regarding any Filings or obtaining any Authorizations with respect to the Transactions, and (II) upon reasonable request of the other Parties, provide all information concerning itself and its Affiliates, as applicable, and such other matters as may be reasonably necessary or advisable in connection with any such Filings or obtaining any Authorizations with respect to the Transactions, and (III)

permit the other Parties to review in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed communication by such Party to any Governmental Entity relating to any such Filings or obtaining any Authorizations with respect to the Transactions; provided, that (x) Seller and each Purchaser may, as each determines is reasonably necessary, designate competitively sensitive material provided to the other pursuant to this Section 6.01 as “Outside Counsel Only” and such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to directors, officers or employees of the recipient unless express permission is obtained in advance from the source of such materials (Seller and each Purchaser, as the case may be) or its legal counsel and (y) any materials to be exchanged under this Section 6.01 may be redacted (i) to remove references concerning the valuation of the Acquired Group and the Business, (ii) as necessary to comply with contractual arrangements or applicable Law and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. Subject to applicable Law, no Party shall independently participate in any substantive meeting, telephone call or discussion with any Governmental Entity in respect of any such Filings, obtaining any Authorizations, or any investigation or other inquiry, without giving the other Parties prior notice of the meeting, telephone call or discussion and, to the extent permitted by such Governmental Entity, the opportunity to attend and/or participate. Neither Seller nor its Affiliates, on one hand, nor any Purchaser nor its Affiliates, on the other hand, shall extend, or request the extension of, any waiting period or decision period with respect to the Acquisition, or enter into any agreement, commitment or understanding with any Governmental Entity not to consummate the Acquisition, or to delay consummation of the Acquisition, without the prior written consent of the other, which shall not be unreasonably withheld, conditioned or delayed. Except for any filing fees under the HSR Act, ABG Purchaser shall be responsible for all filing fees payable by any Party hereto with respect to making any Filings or obtaining any Authorizations under any Regulatory Law, in connection with the Transactions.

(ii) In furtherance and not in limitation of the foregoing, if and to the extent necessary to obtain any Authorizations pursuant to any other Regulatory Laws applicable to the Transactions and to cause the conditions set forth in Article VII to be satisfied as promptly as practicable and in any event prior to the Outside Date, Purchaser will (A) offer, negotiate, commit to, agree to or effect, by consent decree, settlement agreement, hold separate order or otherwise, (1) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses of the Acquired Group or the Business, (2) any other restrictions on the activities of Purchaser, its Affiliates, the Acquired Group or the Business, or (3) any other remedial action, condition, commitment or undertaking of any kind on Purchaser, its Affiliates, the Acquired Group or the Business, and (B) contest, defend and appeal, and Seller shall reasonably cooperate with ABG Purchaser in furtherance of such efforts, any Proceedings, whether judicial or administrative, challenging the consummation of the Acquisition or the transactions contemplated by this Agreement; provided, that notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.01(b) shall require Purchaser to (w) take any action unless it is conditioned upon consummation of the Acquisition, (x) take any action with respect to any Purchaser’s (including such Purchaser’s Affiliates)

businesses, assets, interests, products or product lines in any territory, except following the consummation of the Transactions in relation to the Acquired Group or the Business, (y) to sell, divest, license or dispose of, or agree to any of the foregoing with respect to, the Business’s or the Acquired Group’s (including the Acquired Group’s Affiliates) business, assets, interests, products or product lines (i) in the jurisdictions listed in Section 6.01(b)(i) of the Disclosure Schedules (the “Divestiture Remedy Main Company Markets Schedule”) or (ii) in any jurisdiction other than those set forth in the Divestiture Remedy Main Company Markets Schedule if, in the case of this clause (ii), such action would reasonably be expected to result in a material adverse effect on the business, results of operation or financial condition of the Acquired Group and the Business, taken as a whole; provided, that, notwithstanding the foregoing with respect to clause (y)(i), Purchaser taking, or agreeing to take, any action with respect to the sale, divestiture, license or other disposition of any businesses, assets, interests, product or product line in a jurisdiction set out in the Divestiture Remedy Main Company Market Schedule will not exclude Purchaser being required to take, or agree to, any action with respect to a divestment sale, divestiture, license or other disposition of such businesses, assets, interests, product or product lines outside of the jurisdictions set forth in the Divestiture Remedy Main Company Markets Schedule in any other jurisdiction as required by clause (y)(ii), or (z) with respect to any other restriction, or remedial action, condition, commitment or undertaking of any kind, or Purchaser agreeing to any of the foregoing, with respect to the Business or the Acquired Group, take any action (i) in the jurisdictions listed in Section 6.01(b)(ii) of the Disclosure Schedules (the “Conduct Remedy Main Company Markets Schedule”), or (ii) in any jurisdiction other than those set out in the Conduct Remedy Main Company Market Schedule if, in the case of this clause (z)(ii), such action would reasonably be expected to result in a material adverse effect on the business, results of operations or financial condition of the Acquired Group and the Business, taken as a whole; provided, that, notwithstanding the foregoing with respect to clause (z)(i), Purchaser taking any action, or agreeing to take any action, with respect to any restriction, remedial action, condition, commitment or undertaking of any kind in a jurisdiction set out in the Conduct Remedy Main Company Market Schedule will not exclude Purchaser being required to take any action, or agree to take any action, as required by clause (z)(ii).

(iii) Seller shall have any communication with any Purchaser Designee relating to any Filings and Authorizations under applicable Law that may be required in connection with the transactions, provided, that ABG Purchaser is party to any such material communication between Seller and such Purchaser Designee, including being provided with prior notice of any material meeting, telephone call or discussion between Seller and such Purchaser Designee.

(iv) Each Purchaser shall not, and shall cause each of its Affiliates (subject to the proviso at the end of this sentence) not to (A) acquire, invest in, or otherwise obtain any interest in or agree to acquire, invest in or otherwise obtain any interest in, by merging or consolidating with, or by purchasing any assets of or equity in, or by any other manner, any Person or portion thereof in the same line of business as the Acquired Group or the Business, or (B) enter into, or agree to enter into, any license, Contract, agreement or other outsourcing arrangement with any Person in connection with the Business products, services or lines of business, if the entering into any such agreement, or agreeing to enter into any such agreement, relating to any such action contemplated by (A) or (B), would reasonably be expected to (x) impose any material delay in the obtaining of, or increase the risk of not obtaining, any Authorizations necessary to consummate the Acquisition or the other Transactions, (y) materially increase the risk of any Governmental Entity making or entering a temporary, preliminary or permanent Injunction, order, decision, judgment or otherwise prohibiting the consummation of the Acquisition or the other Transactions, or (z) otherwise cause material delay to consummation of the Acquisition or the other Transactions; provided, however, that for purposes of this clause (iv), Purchaser’s “Affiliates” shall specifically exclude any direct and indirect equity holders of ABG Topco and their respective Affiliates (other than ABG Topco and its Subsidiaries).

SECTION 6.02 Further Action. From time to time after the Applicable Closing, upon the reasonable request of either a Purchaser, on the one hand, or Seller, on the other hand, the other of such Parties shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as are reasonably necessary or desirable to confirm and assure the rights and obligations provided for in this Agreement to render effective the consummation of the Transactions.

SECTION 6.03 Records.

(a) During the seven (7)-year period following the Initial Closing Date, upon reasonable advance written notice, each of Seller and each Purchaser shall furnish or cause to be furnished to each other and their respective Representatives reasonable access, during normal business hours, and upon reasonable notice, to such information and Records as may be in their possession (including by furnishing copies thereof) and reasonable assistance (including by providing access to personnel, offices or facilities), in each case, relating to the Acquired Group and the Business for periods prior to the Initial Closing (to the extent within the control of such Party) as is reasonably necessary for reasonable business purposes, including (i) for financial reporting and accounting matters, (ii) to facilitate the investigation, litigation, settlement and final disposition of any claims that may have been or may be made by or against Seller, any Purchaser or any of their respective Affiliates (excluding Proceedings between Seller or its Affiliates, on the one hand, and any Purchaser or its Affiliates, on the other hand) or (iii) preparing or delivering reports to any Governmental Entity, in the case of each of clauses (ii) and (iii), other than in connection with any matter or claim related to Taxes, which shall be governed by Section 6.06. The applicable Purchaser and Seller each shall reimburse the other for reasonable and documented out-of-pocket costs and expenses incurred in assisting such Purchaser or Seller, as applicable, or its Representatives pursuant to this Section 6.03(a). Nothing in this Section 6.03(a) shall obligate any Purchaser or Seller to (A) furnish any access, information, Records or assistance that does not relate to the Acquired Group or the Business for periods prior to the Initial Closing or that would be in conflict with Section 6.06(f) or (B) take any action that would (x) unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations, (y) result in a waiver of any attorney-client or other legal privilege or violate any applicable Law or (z) breach any duty of confidentiality or other obligation owed to any Person. In any such event, at the requesting Party’s reasonable request, the Parties shall use their commercially reasonable efforts to develop an arrangement to communicate, to the extent feasible, the applicable information or a portion thereof in a manner that would not interfere or disrupt with the conduct of the Business, violate applicable

Law, risk waiver of such privilege or breach such duty or obligation; provided that (i) the disclosing Party shall not be required to incur any out-of-pocket costs or expenses in connection therewith and (ii) if Seller is the disclosing Party, Seller may redact portions of any information provided pursuant to this Section 6.03 to the extent such portions relate exclusively to the Retained Businesses or the Excluded Assets.

(b) During the seven (7)-year period following the Initial Closing Date, no Purchaser nor Seller shall destroy or otherwise dispose, or permit the destruction or disposal, of any Records relating to the Acquired Group or the Business for periods prior to the Initial Closing that are in its or its Affiliates’ possession without first giving the other of such Parties written notice of such intended destruction or disposition no later than twenty (20) days prior to the date of such destruction or disposition and offering such other Party the opportunity to copy such Records or to deliver to such other Party, at such other Party’s expense, custody of such Records.

(c) Notwithstanding the foregoing, Section 6.06(f), and not Section 6.03(b), shall govern cooperation with respect to Taxes and the retention of and access to Tax-related records.

SECTION 6.04 Wrong Pockets; Prorations.

(a) If, at any time after the Initial Closing, Seller or any of its Affiliates (i) receives any funds (including any refund or other amount relating to any claim (in respect of workers’ compensation, litigation, insurance or otherwise)) arising from the Business, (ii) owns or is in possession of any Purchased Asset, or (iii) remains subject to any Assumed Liabilities, then Seller shall promptly transfer or assign, or cause its applicable Affiliate to transfer or assign, such funds, assets or Liabilities to the applicable Purchaser or its designated Affiliates (and such Purchaser or its designated Affiliates shall accept any such funds or assets and irrevocably assume any such Liabilities), for no additional consideration. Until the transfer of any such funds or assets are effected, Seller shall, or shall cause its applicable Affiliate to, preserve the value of, and hold in trust for the use and benefit of, the applicable Purchaser or its designated Affiliates such funds or assets and provide to such Purchaser or its designated Affiliates all of the benefits arising from such funds or assets and otherwise cause such funds or assets to be used as reasonably instructed by such Purchaser or its designated Affiliates.

(b) If, at any time after the Initial Closing, any Purchaser or any of its Affiliates (including the Acquired Group) (i) receives any funds (including any refund or other amount relating to any claim (in respect of workers’ compensation, litigation, insurance or otherwise)) arising from the Retained Business, (ii) owns or is in possession of any Excluded Asset or (iii) remains subject to any Excluded Liabilities, then such Purchaser shall promptly transfer or assign, or cause its applicable Affiliate to transfer or assign, such funds, assets or Liabilities to Seller or its designated Affiliate (and Seller or its designated Affiliate shall accept any such funds or assets and irrevocably assume any such Liabilities), for no additional consideration. Until the transfer of any such funds or assets are effected, such Purchaser shall, or shall cause its applicable Affiliate to, preserve the value of, and hold in trust for the use and benefit of, Seller or its designated Affiliate, such funds or assets and provide to Seller or its designated Affiliate all of the benefits arising from such funds or assets and otherwise cause such funds or assets to be used as reasonably instructed by Seller or its designated Affiliate.

(c) Following the Initial Closing, Seller will pay when due any accounts payable or other amounts due with respect to the Sports Apparel Business that are Excluded Liabilities.

(d) All water, gas, electricity and other utility charges, rent payable to lessors, common area maintenance reimbursements to lessors, local business or other license fees, merchants’ association dues, and other similar charges (the “Charges”), in each case, that are payable with respect to the Deferred Business (except to the extent included in the final calculation of the Deferred Business Consideration), shall be prorated between the Purchasers, on the one hand, and Seller effective as of the Applicable Closing. After the Applicable Closing, if one party (i.e., a Purchaser or Seller) remits to the appropriate payee payment for Charges that are subject to proration under this Section 6.04(d) and such payment includes the other party’s share of such Charges, such other party shall reimburse the remitting party for its share of such Charges, such payment to be made by wire transfer of immediately available funds to an account designated by the remitting party within ten (10) business days after delivery by the remitting party of the invoice relating thereto.

SECTION 6.05 Publicity. Neither Seller nor any Purchaser will, or will permit any of its Affiliates to, make or issue any public release or announcement concerning the Transaction Documents or the Transactions contemplated thereby without the prior written consent of the other of such Parties (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law, Governmental Entity or the rules or regulations of any U.S. or non-U.S. securities exchange or listing authority, in which case the Party required to make the release or announcement (or whose Affiliate is required to make such release or announcement) shall, to the extent reasonably practicable and permitted by applicable Law, allow the other of such Parties a reasonable opportunity to review and comment on such release or announcement in advance of such issuance and, without the other Party’s consent, limit the disclosure to only that information required to be disclosed by such Law; provided that (a) each Party may make public statements that are consistent with press releases or other public announcements that have previously been mutually approved by the Parties in accordance with this Section 6.05, (b) any Party may notify their Affiliates, Representatives or, in the case of ABG Purchaser, its financing sources of Transaction Documents and the Transactions, including the Initial Closing and Deferred Closing, in each case, for so long as the Persons to whom such information is disclosed agree to, or are bound by Contract or professional or fiduciary obligations to, keep such information confidential and (c) any Party may disclose any information regarding the Transactions and the Transaction Documents in order to enforce the terms of this Agreement or the Other Transaction Documents; provided, further, that the foregoing shall not affect any Party’s right to make filings as contemplated by Section 6.01(b) or to determine the contents thereof or ABG Topco’s ability to share information with prospective Purchaser Designees as permitted pursuant to Section 5.01. Seller and the Purchasers agree that the initial press release to be issued with respect to the Transactions following the date of this Agreement and following the Initial Closing, respectively, shall be in the form mutually agreed upon by Seller and ABG Purchaser.

SECTION 6.06 Tax Matters.

(a) Tax Sharing Agreements. Except as consented to in writing by ABG Purchaser, on or before the Applicable Closing Date, Seller shall terminate (or cause to be terminated) any tax sharing agreements with respect to any member of the Acquired Group, and thereafter no member of the Acquired Group shall have any rights or obligations under any such tax sharing agreements for any taxable year (whether the current year, a future year, or a past year).

(b) Tax Returns.

(i) Except as set forth below and in Section 6.06(l), Seller shall have the exclusive right to control in all respects, and no Purchaser nor any of their Affiliates shall be entitled to participate in the preparation or filing of, any Consolidated Tax Return or any other Tax Return of Seller or any of its Affiliates (other than, for the avoidance of doubt, the members of the Acquired Group) or any Seller Tax Group (other than a Tax Return exclusively relating to one or more members of the Acquired Group); provided, that, to the extent that a Consolidated Tax Return for a Pre-Closing Tax Period or Straddle Period includes one or more members of the Acquired Group, Seller shall prepare and file such Tax Returns or cause such Tax Returns to be prepared and filed in a manner consistent with its past practice in preparing and filing such Tax Returns (unless required otherwise by applicable Law) to the extent Seller determines in good faith that deviating from such past practice would reasonably be expected to have a disproportionate (as compared to the other members of the applicable Seller Tax Group) and material adverse impact on such members of the Acquired Group, which impact is economically borne by such members of the Acquired Group or the Acquiring Purchaser after taking into account the provisions of this Agreement, without the Acquiring Purchaser’s prior written consent (not to be unreasonably withheld, conditioned or delayed). The Purchasers and Seller agree that (x) all Transaction Tax Deductions shall be allocated to the Pre-Closing Tax Period to the extent such allocation is supportable at a “more likely than not” level of comfort, including to the extent applicable, pursuant to Treasury Regulations Section 1.1502-76(b)(1)(ii)(A)(1) (and any similar provision of state, local, or non-U.S. Law), and not pursuant to the “next-day rule” contained in Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) (or any similar provision of state, local, or non-U.S. Law) and (y) none of Purchasers, Seller or any of their Affiliates shall ratably allocate Tax items under Treasury Regulations Sections 1.1502-76(b)(2)(ii) or (iii) in connection with any member of the Acquired Group ceasing to be a member of a Seller Tax Group.

(ii) Seller shall timely prepare or cause to be timely prepared the Tax Returns described on Section 6.06(b)(ii) of the Disclosure Schedule (each, a “Seller Tax Return”), and the Acquiring Purchaser shall timely prepare or cause to be timely prepared any Tax Returns (other than Tax Returns controlled or prepared by Seller pursuant to Section 6.06(b)(i) and Seller Tax Returns) required to be filed by the applicable member(s) of the Acquired Group and all real or personal property Tax Returns relating to the Purchased Assets, in each case with respect to a Pre-Closing Tax Period or Straddle Period the due date of which, taking into account extensions, is after the Applicable Closing Date (each, a “Purchaser Tax Return”). Each such draft Seller Tax Return and Purchaser Tax Return shall be prepared in a manner consistent with the past practice of the applicable member of the Acquired Group, to the extent such past practice is supportable at a “more likely than not” level of comfort. At least fifteen (15) days prior to the due date thereof (or, in the case of Seller Tax Returns or Purchaser Tax Returns that are not Income Tax Returns, as soon as reasonably practicable), Seller or the Acquiring Purchaser shall deliver a copy of each draft Seller Tax Return or Purchaser Tax Return, as the case may be, to the other Party for the other Party’s review and comment, and the preparing Party shall incorporate any of other Party’s reasonable comments (as determined by the preparing Party in good faith) received prior to the due date (including extensions) of the relevant Tax Return. Upon incorporation of any such timely reasonable comments, the Acquiring Purchaser shall cause each Seller Tax Return or Purchaser Tax Return to be timely filed.

(c) Post-Closing Transactions not in Ordinary Course. Without Seller’s prior written consent (not to be unreasonably withheld, conditioned or delayed), no Purchaser nor any of their Affiliates (including, after the Applicable Closing, the Acquired Group) shall take any actions with respect to the Acquired Group, the Purchased Assets or the Business on the Applicable Closing Date after the Applicable Closing that are outside the ordinary course of business and not expressly contemplated by this Agreement. Notwithstanding the foregoing, to the extent applicable, each Purchaser and Seller agree to report all transactions entered into by a member of the Acquired Group not in the ordinary course of business occurring on the Applicable Closing Date after the Applicable Closing (including any transaction engaged in by any member of the Acquired Group in connection with the financing of any obligations of Purchaser to make a payment under this Agreement) on the Income Tax Return that includes such member of the Acquired Group for the taxable period beginning on the day after the Applicable Closing Date to the extent permitted by Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) (or any similar provision of state, local, or non-U.S. Law).

(d) Post-Closing Tax Actions.

(i) Without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed), the Purchasers shall not, and, following the Applicable Closing, shall cause the members of the Acquired Group not to, in each case except as expressly contemplated by this Agreement, (A) engaging in any voluntary disclosure or similar process with a Governmental Entity with respect to any Taxes for any Pre-Closing Tax Period (including the entrance into any voluntary disclosure or other similar agreement with any Governmental Entity), (B) amend or refile any Tax Return of any member of the Acquired Group, or related to the Purchased Assets, for a Pre-Closing Tax Period, (C) agree to waive or extend the statute of limitations relating to any Taxes of any member of the Acquired Group, or related to the Purchased Assets, for any Pre-Closing Tax Period, (D) carryback any Tax asset or attribute arising in a taxable period (or portion thereof) beginning after the Applicable Closing Date to a Pre-Closing Tax Period (excluding, for the avoidance of doubt, the utilization of attributes arising in the post-Closing portion of any Straddle Period to reduce Taxes for the full Straddle Period), or (E) make, revoke or change any election with respect to, or that has a retroactive effect to, any Pre-Closing Tax Period of any member of the Acquired Group or that is related to the Purchased Assets for any Pre-Closing Tax Period.

(ii) Without limiting the generality of the foregoing, no Purchaser shall make any election under Code Section 338 or Code Section 336 (or any similar provision under state, local or non-U.S. Law) with respect to the Acquisition of any member of the Acquired Group.

(e) Straddle Periods. For the purposes of this Agreement, in the case of any Straddle Period, (i) the amount of any Taxes based on or measured by income, receipts, or payroll of any member of the Acquired Group, or any other Tax (other than property, ad valorem, or similar Taxes) for the portion of such Straddle Period ending on the Applicable Closing Date shall be determined based on an interim closing of the books as of the close of business on the Applicable Closing Date and (ii) the amount of any property, ad valorem, or similar other Taxes of any member of the Acquired Group for a Straddle Period that relates to the portion of such Straddle Period ending on the Applicable Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in such Straddle Period ending on the Applicable Closing Date and the denominator of which is the number of days in such Straddle Period; provided that (i) exemptions, allowances or deductions that are calculated on an annual basis, such as depreciation, shall be apportioned on a pro rata basis and (ii) in the case of any Income Taxes attributable to the ownership of any interest in (A) a “controlled foreign corporation” within the meaning of Section 957(a) of the Code, or (B) a Person or arrangement classified for U.S. federal Income Tax purposes as a partnership, such computation shall be made as if the Tax year of such controlled foreign corporation or such partnership ended at the end of day on the Applicable Closing Date.

(f) Tax Cooperation. The Purchasers and Seller Entities shall, and shall cause their respective Affiliates, to cooperate fully with each other, as and to the extent reasonably requested by the other Party and at the requesting party’s expense, in connection with the preparation, filing and execution of Tax Returns, any audit, litigation or other Proceeding with respect to Taxes, any financial accounting matters related to Taxes and any other items related to Taxes for purposes of finally determining the Purchase Price under Section 1.04. Such cooperation shall include the retention and (upon the other Party’s reasonable request) the provision of records and information that are reasonably relevant to any such audit, litigation or other Proceeding during normal business hours and making employees available (as reasonably requested) on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder. Neither Purchaser nor Seller shall destroy or otherwise dispose, or permit the destruction or disposal, of any Records relating to the Taxes of Seller until the expiration of the last to expire of all applicable statutes of limitations for the taxable period or periods to which such Records relate; provided that, prior to disposing of any such Records after such period, Purchaser or Seller, as applicable, shall provide written notice to the other Party of its intent to dispose of such Tax Records and shall provide such Party with the opportunity to take ownership and possession of such Records (at such Party’s sole expense) within sixty (60) days after such notice is delivered. Notwithstanding anything in this Agreement to the contrary, in no event will the Purchasers or any of their Affiliates (including, after the Applicable Closing, any member of the Acquired Group) have any rights with respect to or access to any Tax Return or other Tax information or workpapers of Seller and its Affiliates that do not relate exclusively to the Acquired Group, Purchased Assets and/or Assumed Liabilities; provided that Seller shall provide, upon written request by an Acquiring Purchaser and so long as such Acquiring Purchaser reimburses Seller for its reasonable third-party expenses relating thereto, a pro forma version of any such Tax Return or other Tax information or workpapers, or otherwise redact such Tax Returns or other Tax information or workpapers, to show the information solely relating to the Acquired Group,

Purchased Assets and/or Assumed Liabilities (but not the information that does not relate to the Acquired Group, Purchased Assets or Assumed Liabilities), in each case to the extent such information is reasonably necessary for the Acquiring Purchaser to prepare any Tax Returns relating to the Acquired Group, Purchased Assets and/or Assumed Liabilities or in the conduct or resolution of any Tax audit, examination or other proceeding relating to the Acquired Group, Purchased Assets and/or Assumed Liabilities. Notwithstanding the foregoing, (x) no Purchaser nor any of its Affiliates shall have the right to access any Consolidated Tax Return of Seller (other than having the right to receive the information described in the prior sentence), (y) any materials to be exchanged under this Section 6.06(f) may be redacted as necessary to address reasonable attorney-client or other privilege concerns and (z) no Person shall have a right to use or rely on the materials provided in this Section 6.06(f) in connection with any dispute that relates in any way to the Transactions (and for the avoidance of doubt this Section 6.06(f) shall not prejudice any Person’s rights to discovery under applicable Law).

(g) Transfer Taxes. All Transfer Taxes that are imposed on any of the Parties (or their respective Affiliates) by any Taxing Authority directly as a result of the transactions contemplated by this Agreement (including without limitation any stamp duty imposed by a Taxing Authority in Australia) shall be borne by the Acquiring Purchaser; provided that Seller and its Affiliates (other than any member of the Acquired Group) shall bear any Transfer Taxes solely to the extent resulting directly from the Pre-Closing Restructuring Transactions. The Party required under applicable Law will prepare and timely file all such Tax Returns and make such payments and promptly provide a copy of such Tax Return to the other Party. The Acquiring Purchaser and Seller shall, and shall cause their respective Affiliates to, cooperate and timely file any Tax Returns and other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes, and shall promptly reimburse the other Party for any Transfer Taxes that are not the responsibility of such other Party pursuant to this Section 6.06(g) paid or borne by such other Party.

(h) Purchase Price Allocation.

(i) The Final Purchase Price (and any other amounts properly taken into account for applicable Tax purposes) shall be allocated among the assets or other items acquired or deemed acquired for Tax purposes in connection with the transactions contemplated by this Agreement in a manner consistent with the allocation principles and country by country allocations set forth on Section 6.06(h)(i) of the Disclosure Schedule (the “Allocation Methodology”).

(ii) At least ten (10) Business Days prior to the Initial Closing, the ABG Purchaser shall deliver to Seller a proposed purchase price allocation schedule, in draft form, allocating the Purchase Price (as determined based on a good faith estimate by the ABG Purchaser) among each of the Acquiring Purchasers and among each of the Seller Entities in accordance with the Allocation Methodology. At least three (3) Business Days prior to the Initial Closing, the ABG Purchaser shall deliver to Seller an updated proposed purchase price allocation schedule (the “Closing Allocation”) allocating the Purchase Price (as determined pursuant to the Estimated Statement) among each of the Acquiring Purchasers and among each of the Seller Entities in accordance with the Allocation Methodology. The ABG Purchaser shall thereafter cooperate in good faith with Seller to resolve any changes proposed by Seller with respect to the Closing Allocation in respect of the allocation among the Seller Entities to the extent such comments are consistent with the Allocation Methodology. The Parties shall consistently use such Closing Allocation (as finally agreed by ABG Purchaser and Seller) for any Local Transfer Agreements. The Closing Allocation shall be modified by ABG Purchaser and Seller in good faith to reflect any adjustment to the Purchase Price, in a manner that takes into account the Allocation Methodology, specific assets, entities and jurisdictions, and other relevant factors.

(iii) Within sixty (60) days following the final determination of the Final Purchase Price, the ABG Purchaser shall deliver to Seller a proposed allocation for U.S. federal Income Tax purposes and any other applicable Tax purposes (any such proposed allocation, the “Proposed Allocation”) of the Final Purchase Price and any other amounts properly taken into account for applicable Tax purposes as allocable purchase price among the assets or other items acquired or deemed acquired for Tax purposes in connection with the Transactions, which Proposed Allocation shall be consistent with the Closing Allocation (as finally agreed by ABG Purchaser and Seller) and the Allocation Methodology. Seller shall have thirty (30) days to review the Proposed Allocation and deliver to the ABG Purchaser a Notice of Disagreement with the Proposed Allocation. If Seller fails to deliver any Notice of Disagreement, the Proposed Allocation shall be considered final. If Seller delivers a Notice of Disagreement, the ABG Purchaser and Seller shall negotiate in good faith for a period of thirty (30) days to try to resolve any remaining disputes. At the conclusion of such thirty (30)-day period, any matters that remain in dispute shall be submitted to the Accounting Firm (acting as an expert and not as an arbitrator) for prompt resolution in accordance with the procedures described in Section 1.04, applied mutatis mutandis; provided that any resolution by the Accounting Firm shall be consistent with the Closing Allocation (as finally agreed by ABG Purchaser and Seller) and the Allocation Methodology. Such allocation, as finalized in accordance with the preceding procedures, shall be the “Final Allocation.” The Acquiring Purchasers and Seller shall, and shall cause their respective Affiliates to, file Tax Returns reporting the Transactions in a manner consistent with such Final Allocation; provided that this Section 6.06(h)(iii) shall not prevent any such Person from settling any proposed deficiency or adjustment by any Governmental Entity based upon or arising out of the Final Allocation after making a good faith effort to defend the Final Allocation, and no such Person shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Entity in connection therewith. The Final Allocation shall be modified by ABG Purchaser and Seller in good faith to reflect any adjustment to the Final Purchase Price, in a manner that takes into account the Allocation Methodology, specific assets, entities and jurisdictions, and other relevant factors.

(i) Tax Proceedings.

(i) The Acquiring Purchaser and Seller shall promptly notify the other Party in writing upon receiving notice from any Taxing Authority of the commencement of any Tax audit or other Proceeding with respect to Taxes (x) of a member of the Acquired Group or (y) relating to the Purchased Assets, in each case, for a Pre-Closing Tax Period or Straddle Period (each, a “Tax Contest”); provided, however, that any Party’s failure to give such prompt notice shall not affect its rights or obligations under this Agreement so long as the defense of such Tax Contest is not materially adversely impacted or prejudiced thereby.

(ii) Seller or its designee shall have the right, by written notice to the Acquiring Purchaser no later than ten (10) Business Days after receiving notice of the Tax Contest, to elect to control any Tax Contest (at its expense) if (A) it is or may be required to indemnify such Purchaser Indemnitees for any Losses arising therefrom or (B) such Tax Contest is with respect to any Taxes or Tax Return (other than a Consolidated Tax Return or the Tax relating thereto) of Seller or any of its Affiliates. The Acquiring Purchaser or its designee shall control all other Tax Contests (other than Tax audits or other Proceedings that are described in clause (iv) below) (at its expense, subject to its right to indemnification under Article X). Each Party shall take all actions reasonably necessary (including providing a power of attorney) to enable the applicable Party to exercise its control rights as set forth in this Section 6.06(i)(ii).

(iii) Other than with respect to Tax audits or other Proceedings described in clause (iv) below, the controlling Party shall (A) keep the non-controlling Party reasonably informed of material developments with respect to such Tax Contest, (B) except as prohibited by the applicable Taxing Authority, provide the non-controlling Party with the right to participate (at the non-controlling Party’s expense) in any proceedings relating to such Tax Contest, and (C) not settle such Tax Contest without the prior written consent of the non-controlling Party (not to be unreasonably withheld, conditioned, or delayed).

(iv) Notwithstanding any provision in this Agreement to the contrary, Seller shall have the exclusive right to control in all respects, and no Purchaser nor any of their Affiliates shall be entitled to participate in, any Tax audit or other Proceeding with respect to Seller or any of its Affiliates with respect to (A) any Taxes or Tax Return (other than a Consolidated Tax Return or the Tax relating thereto) of Seller or any of its Affiliates for which no Tax liability or lien for Taxes would reasonably be expected to be imposed on the Acquired Group or any of the Purchased Assets and no Tax attributes conveyed (directly or indirectly) in the Transactions would reasonably be expected to be lost, disallowed, reduced or recaptured, or (B) any Consolidated Tax Return; provided that Seller shall not settle or cause to be settled any such Proceeding described in this clause (B) in a manner that would reasonably be expected to have a disproportionate (as compared to the other members of the applicable Seller Tax Group) and material adverse impact on Acquiring Purchaser or any of its Affiliates (including members of the Acquired Group), which impact would be economically borne by Acquiring Purchaser or such Affiliates after taking into account the provisions of this Agreement, without the Acquiring Purchaser’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

(j) Tax Refunds. Seller shall be entitled to the benefit arising from any refund (or credit in lieu thereof) of Taxes that constitute Excluded Liabilities or Indemnified Taxes and any other Taxes for which Seller or any of its Affiliates is responsible pursuant to this Agreement, determined in accordance with the principles set forth in Section 6.06(e) in the case of any refund (or credit) for a Straddle Period, unless such refund (or credit) (A) is reflected as an asset in Working Capital on the final Statement, or (B) results from any carryback of a Tax asset or attribute arising in a taxable period (or portion thereof) beginning after the Applicable Closing Date

(including, in the case of a Straddle Period, a carryback that would have resulted if the Straddle Period ended on the Applicable Closing Date). The Purchaser which received the applicable refund (or credit) shall pay, or cause its Affiliates to pay, to Seller, the amount of such refund or credit (including any interest paid thereon, but less any reasonable costs or expenses of such Purchaser and its Affiliates (including Taxes) incurred in connection with or as a result of obtaining such refund or credit) to which Seller is entitled in readily available funds within fifteen (15) days of the actual receipt of the refund or credit or the application of such refund or credit against Taxes otherwise payable; provided that for so long as the aggregate amount of refunds or credits to which Seller is otherwise entitled under this Section 6.06(j) received by a Purchaser in a calendar year is less than $100,000, such Purchaser shall be entitled to delay payment of such refunds or credits until the earlier of fifteen (15) days after (A) the time that such aggregate amount is at least equal to $100,000 or (B) the last day of such calendar year. Any amounts paid pursuant to this Section 6.06(j) will be treated as an adjustment to the Purchase Price for U.S. federal and applicable state, local and non-U.S. Income Tax purposes, unless otherwise required by applicable Law.

(k) Indirect Taxes.

(i) Notwithstanding anything to the contrary in this Agreement, any Indirect Taxes incurred in connection with this Agreement shall be borne by the Acquiring Purchaser; provided that Seller and its Affiliates (other than any member of the Acquired Group) shall bear any Indirect Taxes solely to the extent resulting directly from the Pre-Closing Restructuring Transactions.

(ii) The Acquiring Purchaser and Seller shall use commercially reasonable efforts to satisfy all compliance obligations necessary in order to treat any such transfer as a transfer of a going concern for Indirect Tax purposes where permissible under applicable Law. In connection with the foregoing, except as otherwise requested in writing by the Acquiring Purchaser, as soon as reasonably practicable after the date of this Agreement, the Acquiring Purchaser and Seller shall cooperate to apply for and obtain any available advance ruling, through a voluntary notification, ruling request or similar procedure in each relevant material jurisdiction prior to the Applicable Closing Date, that such jurisdiction will treat the applicable transfer as a transfer of a going concern for Indirect Tax purposes that is not subject to Indirect Tax.

(iii) To the extent required by applicable Law in any jurisdiction and subject to clause (ii) above, the party required under applicable Law shall invoice, collect and pay over any Indirect Taxes required to be collected and paid as a result of the transactions contemplated by this Agreement, and the Acquiring Purchaser and its Affiliates (including the relevant members of the Acquired Group), on the one hand, and Seller and its Affiliates (other than the Acquired Group) on the other hand, shall appropriately reimburse the other Party as and to the extent necessary to achieve the economic apportionment of such Indirect Taxes described in this Section 6.06(k) for any such Indirect Taxes paid or incurred by them.

(l) ULR Election. Seller shall make a protective election under Treasury Regulation Section 1.1502-36(d)(6)(i)(A) with respect to the sale of each member of the Acquired

Group which is a “domestic corporation” (within the meaning of Section 7701(a) of the Code) to avoid attribute reduction under Treasury Regulation Section 1.1502-36(d)(2), and shall reasonably promptly thereafter provide a written certification or other reasonable evidence that such election was made to the ABG Purchaser.

SECTION 6.07 Notifications.

(a) From and after the date of this Agreement and until the Initial Closing Date, Seller and each Purchaser shall promptly notify each other of any change, condition or event that renders or would reasonably be expected to render any representation or warranty set forth in this Agreement to be untrue or inaccurate to an extent such that a condition set forth in Section 7.01(a) or Section 7.02(a), as applicable, would not be satisfied if the Initial Closing were to then occur; provided that no such notification, nor any failure to make such notification, shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties.

(b) In the event that Seller learns that it failed to disclose a Transferred Contract required to be disclosed on Section 2.19(d) of the Disclosure Schedule, Seller shall deliver, within thirty (30) days of the date of this Agreement, a copy of any such Transferred Contract that was not disclosed on Section 2.19(d) (each a “New Transferred Contract”). If Seller becomes aware of any New Transferred Contract following such time, it shall reasonably promptly notify ABG Purchaser of, and provide ABG Purchaser with copies of, any such New Transferred Contracts. Following receipt of notice and a copy of any New Transferred Contract, ABG Purchaser may, in its sole discretion, reject and elect not to assume any such New Transferred Contract, in which case such New Transferred Contract shall not be assumed by any Purchaser and such New Transferred Contract shall be an Excluded Asset (and the liabilities thereunder shall be Excluded Liabilities) for all purposes hereunder and shall be retained by Seller or its Affiliate (other than a member of the Acquired Group); provided, however, that (i) the foregoing shall not cure any such breach of Seller for purposes of Section 7.01(a) or Article X and (ii) ABG Purchaser may not reject any New Transferred Contract until, and then only to the extent that, Seller has disclosed New Transferred Contracts to ABG Purchaser that require the Business to make payments to third parties in excess of $5,000,000 in the aggregate. Subject to the foregoing clause (ii), ABG Purchaser shall not be required to assume any New Transferred Contract unless it has been presented with an opportunity to reject such New Transferred Contract in accordance with this Section 6.07(b). Notwithstanding the foregoing, if ABG Purchaser rejects a New Transferred Contract that Seller is unable to perform, then, unless otherwise mutually agreed in writing, (x) if such New Transferred Contract may be terminated for convenience prior to the Initial Closing by Seller, Seller shall terminate such New Transferred Contract, (y) if such New Transferred Contract will expire prior to the Applicable Closing in accordance with its terms, Seller shall allow such New Transferred Contract to expire and shall not modify the term of such New Transferred Contract or exercise any renewal option in respect thereof, and (z) if such New Transferred Contract is not terminated or does not expire prior to the Initial Closing, such ABG Purchaser shall, and shall use reasonable best efforts to cause its applicable operating partner to, solely to the extent that ABG Purchaser or such operating partner is reasonably capable, perform Seller’s obligations under in accordance with its terms, and Seller shall reimburse ABG Purchaser or its applicable operating partner for all costs incurred by them in connection therewith. For the avoidance of doubt, Seller’s retention of any New Transferred Contract shall not constitute a breach of Section 4.06 hereof.

SECTION 6.08 Split Contracts. From the date hereof until the Initial Closing, Seller and each Purchaser shall use, and shall cause their respective Affiliates to use, commercially reasonable efforts to cause the counterparty to each Split Contract to (i) enter into or grant a new Contract (including, if applicable, by granting a novation of such Split Contract) with (x) if any Seller Entity is party to the Split Contract, such Purchaser or any designee of such Purchaser or (y) if any member of the Acquired Group is party to the Split Contract, Seller or any designee of Seller, on terms substantially similar in all material respects to those contained in such Split Contract, in order for such Purchaser or its designee to receive the rights and benefits and bear the burdens and obligations of such Split Contract relating to the Business (such rights, benefits, burdens and obligations, the “Purchaser Portion”) and Seller or its designee to receive the rights and benefits and bear the burdens and obligations of such Split Contract relating to the Retained Businesses or otherwise not relating to the Business (such rights, benefits, burdens and obligations, the “Seller Portion”) (each such new Contract, a “New Contract”), it being understood that a New Contract will not necessarily contain the same terms as the Split Contract to which it relates, or (ii) if practicable, and (subject to any required notices or other Consents and any restrictions imposed by applicable Law), assign or novate to (x) if any Seller Entity is party to the Split Contract, such Purchaser or any designee of such Purchaser the Purchaser Portion of such Split Contract or (y) if any member of the Acquired Group is party to the Split Contract, Seller or any designee of Seller the Seller Portion of such Split Contract; provided that (A) no party to such Split Contract shall be required to assign or novate any such rights, benefits, burdens and obligations under any Split Contract if doing so would or would reasonably be expected to adversely affect its rights thereunder (other than those rights which are the subject of such assignment) and (B) no such New Contract or assignment or novation shall take effect prior to the Initial Closing. In connection with any entry into a New Contract, Seller and the applicable Purchaser shall use, and shall cause their respective Affiliates to use, commercially reasonable efforts to ensure that (x) Seller and each of its Affiliates (other than the Acquired Group) are released (or, if applicable, novated) by such counterparty with respect to all Liabilities under such New Contract relating to the Business and (y) each member of the Acquired Group is released (or, if applicable, novated) by such counterparty with respect to all Liabilities under such New Contract not relating to the Business.

SECTION 6.09 Non-Assignment; Consents.

(a) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to sell, assign, transfer or convey any Purchased Asset if an attempted sale, assignment, transfer or conveyance thereof would be prohibited by Law or would, without the Consent of any third party or Governmental Entity (collectively, the “Non-Assignable Assets”), (i) constitute a breach or other contravention or result in any acceleration of obligations of any Seller Entity or the exercise of rights or remedies by any counterparty, including rights of recapture or termination thereof or (ii) be ineffective, void or voidable unless and until such Consent is obtained, it being understood that except as otherwise expressly contemplated by Section 7.01(c) and Section 7.02(c), the obtainment of any such Consent is not a condition to Initial Closing or the Deferred Closing and that the Applicable Closing shall proceed in accordance with this Agreement without the sale, assignment, conveyance, transfer or delivery of such Non-

Assignable Assets and the Closing Date Purchase Price and Final Purchase Price shall not be reduced as a result thereof.

(b) Other than with respect to actions related to Filings, Consents and Authorizations under Regulatory Laws, which shall be governed solely by Section 6.01(b), at or prior to the Initial Closing, each applicable Purchaser and Seller shall each use commercially reasonable efforts to obtain, or cause to be obtained, any Consent required to sell, assign or transfer any Purchased Asset, and to obtain the unconditional release of the applicable Seller Entities. If such Consent (including any Consent required to take any actions contemplated by Section 6.09 with respect to any Split Contracts) is not obtained prior to the Initial Closing, until the earliest of (i) the two (2)-year anniversary of the Initial Closing Date and (ii) with respect to a Purchased Asset that is a Contract, the expiration of the term of such Contract in accordance with its current terms (without giving effect to any extension thereof following the Initial Closing) or the execution of a replacement Contract following the Initial Closing by a Purchaser or its Affiliates, then Seller shall reasonably cooperate with such Purchaser to the extent permitted by Law and the terms of such Contracts to both (x) provide such Purchaser, to the fullest extent practicable, the claims, rights and benefits of any such Purchased Assets and (y) cause such Purchaser to assume and bear all Liabilities thereunder from and after the Initial Closing in accordance with this Agreement (including by means of any subcontracting, sublicensing or subleasing arrangement). In furtherance of the foregoing, the applicable Purchaser will promptly pay, perform or discharge when due any Liability (including any Liability for Taxes) arising thereunder after the Initial Closing; provided that Seller shall reasonably cooperate in facilitating such Purchaser’s compliance with the foregoing clause and, to the extent reasonably necessary, making such payments on behalf of such Purchaser (subject to such Purchaser’s written undertaking to promptly reimburse Seller therefor). Notwithstanding anything in this Agreement or any Other Transaction Document to the contrary, neither Seller nor any of its Affiliates shall be required to (A) pay any consideration in order to obtain any such Consent, (B) commence, defend or participate in any Proceeding in connection with the foregoing or (C) offer or grant any accommodation (financial or otherwise) to any third party in connection therewith.

SECTION 6.10 Change of Name; Transitional Use of Marks.

(a) Each Purchaser, on behalf of itself and its Affiliates, acknowledges and agrees that (i) except as expressly set forth in the Transaction Documents, such Purchaser is not purchasing, acquiring, or otherwise obtaining hereunder, and will not claim, any right, title or interest in or to any Marks or any goodwill related thereto, other than the Marks included in the Company Owned Intellectual Property, and (ii) notwithstanding in this Agreement to the contrary (but without limiting the license granted in the Trademark License Agreement or under a Contract that is a Purchased Asset), the Company Owned Intellectual Property expressly excludes, and from and after the Initial Closing, such Purchaser and its Affiliates (including the Acquired Group) shall not use, any Mark that includes or is comprised of “Hanes,” “Hanesbrands,” “HBI,” any translations, transliterations, adaptations, derivations, acronyms, variations, insignias, designations, or combinations of any of the foregoing, or any other Mark that is reasonably likely to cause confusion with any of the foregoing (collectively, the “Seller Names”). Within twenty (20) Business Days after the Initial Closing, each Purchaser shall, and shall, if applicable, cause each member of the Acquired Group that uses any Seller Names in its name to, change its name to a name that does not contain (and is not likely to cause confusion with) any Seller Name or any word or expression derived therefrom, including by making appropriate filings with the applicable Governmental Entities.

(b) Seller and its Affiliates may, (i) until the applicable Deferred Closing Date (the “Wind-down Term”), continue to use any Mark included in the Company Owned Intellectual Property that was used by Seller or any of its Affiliates (other than the Acquired Group) in the Deferred Business in the twelve (12) months prior to the Initial Closing (such Marks, the “Deferred Business Marks”), solely in connection with Seller’s and its Affiliates’ distribution and sale of products in inventory, or on order as of the Initial Closing Date for delivery to Seller’s or its Affiliates’ warehouse by the Deferred Closing Date, in the operation of the Deferred Business, and in all cases in a manner consistent with use of the Business Marks in the operation of the Deferred Business in the twelve (12) months prior to the Initial Closing, including on or in connection with products, hang tags, signage, vehicles, properties, technical information, shipping materials, stationery, and promotional or other marketing materials, any electronic medium or website, and other assets in Seller’s or any of its Affiliate’s possession or control as of the Initial Closing Date. Seller shall also have a period of three (3) months following the Initial Closing to cease all existing use of any Mark included in the Company Owned Intellectual Property that is used by Seller or any of its Affiliates (other than the Acquired Group) on or in connection with any assets of the Retained Business as of the Initial Closing Date (such Marks, together with the Deferred Business Marks, the “Business Marks”), including signage, vehicles, properties, technical information, shipping materials, stationery, and promotional or other marketing materials and any electronic medium or website (but may not, for avoidance of doubt, use any Business Marks on or in connection with the commercialization of any products of the Retained Business). Seller shall, and shall cause its Affiliates to, (i) use commercially reasonable efforts to minimize and eliminate use of the Business Marks by it or any of its Affiliates as soon as reasonably practicable following the Initial Closing, (ii) cease and discontinue use of all Business Marks by the end of the Wind-down Term or three (3) month transition term, as applicable, (iii) complete the removal or permanent obscuration of the Business Marks from all products, hang-tags, signage, vehicles, properties, technical information, stationery, and promotional or other marketing materials, any electronic medium or website, and other assets in Seller’s or any of its Affiliate’s possession or control (other than Purchased Assets of the Deferred Business), and (iv) ensure that the use of the Business Marks by Seller and its Affiliates pursuant to this Section 6.10(b) shall be at a level of quality equal to or greater than that used by Seller and its Affiliates in the operation of the Business or the Retained Business, as applicable, in the twelve (12) months prior to the Initial Closing and such use shall comply with all applicable Laws. All goodwill associated with such use shall inure to the benefit of the applicable Purchaser and its Affiliates. Seller, on behalf of itself and its Affiliates, acknowledges and agrees that the Business Marks will be owned solely by Purchaser and its Affiliates as of the Initial Closing. Except as provided in this Section 6.10(b), Seller and its Affiliates (other than the Acquired Group) shall not have any right, title or interest in or to the Business Marks and following the Initial Closing, shall not: (i) use any of the Business Marks, either alone or in combination with other words or elements, (ii) seek to register any Business Marks, (iii) challenge any rights of Purchaser or any of its Affiliates in any Business Marks or their rights to register the same, (iv) challenge the validity or enforceability of any of the Business Marks or (v) assist any third party in connection with any of the foregoing. NEITHER PURCHASER NOR ANY OF ITS AFFILIATES MAKES ANY WARRANTIES, EXPRESS OR IMPLIED, AS TO THE BUSINESS MARKS, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF TITLE, NON-INFRINGEMENT, MERCHANTABILITY OR FITNESS FOR

A PARTICULAR PURPOSE, OR ANY WARRANTIES IMPLIED FROM ANY COURSE OF DEALING OR USAGE OF TRADE, AND PURCHASER HEREBY DISCLAIMS THE SAME.

SECTION 6.11 [Reserved].

SECTION 6.12 Facilities Shutdowns.

(a) On or prior to the date that is ten (10) Business Days prior to the Initial Closing, Seller shall deliver to ABG Purchaser a true, correct and complete list of all the U.S. Retail Stores and Seller’s good faith estimate of the closure date (the “Estimated Closure Date”) for each such U.S. Retail Store (the “Store Closure Schedule”); provided, however, that in no event shall any U.S. Retail Store have an Estimated Closure Date that is later than June 30, 2025. For purposes of this Agreement, a “Retained Retail Store” shall mean each U.S. Retail Store that is listed on the Store Closure Schedule with a closure date after January 31, 2025. If the Initial Closing occurs after November 29, 2024, the Parties shall mutually agree in good faith to extend the closing dates and other deadlines listed in this Section 6.12.

(b) On or prior to the date that is five (5) Business Days prior to the Initial Closing, ABG Purchaser shall deliver a written notice (an “Acceptance Notice”) to Seller indicating which, if any, of the Shutdown Facility Leases (including with respect to the Retained Retail Stores) it will assume financial responsibility for (including payments of rent and other amounts due thereunder from and after the Shutdown Facility Transfer Date) (such Shutdown Facilities, “ABG Shutdown Facilities” and such Shutdown Facility Leases, the “ABG Shutdown Facility Leases”). ABG Purchaser or its designee shall assume financial responsibility for each ABG Shutdown Facility Lease on the day immediately following the following dates (or such other date as shall be mutually agreed in writing between ABG Purchaser and Seller) (the “Shutdown Facility Transfer Date”):

(i) with respect to any ABG Shutdown Facility Lease for a U.S. Retail Store, the date that is the later of January 31, 2025 or the Estimated Closure Date; provided, however, that in no event shall such date be later than June 30, 2025;

(ii) with respect to the NYC Lease, the later of (i) January 31, 2025 and (ii) the date on which ABG Purchaser or its designee are able to enjoy peaceful occupancy of the NYC HQ; and

(iii) with respect to any Shutdown Facility Lease for any other Shutdown Facility, January 31, 2025.

(c) If it is reasonably necessary to complete shipping and delivery of remaining Inventory at the Shutdown Facility Distribution Centers solely to ABG Purchaser or its operating partner designee, or any other Purchaser, the Shutdown Facility Transfer Date shall be delayed to date that is no later than March 30, 2025 to the extent reasonably necessary to complete such shipping and delivery of remaining inventory. For all ABG Shutdown Facilities, Seller shall cause all Inventory to be cleared from each such ABG Shutdown Facility prior to the applicable Shutdown Facility Transfer Date and shall ensure that each ABG Shutdown Facility is vacated and in broom clean condition (it being understood that the removal of racking or other personal property shall not be required) prior to the applicable Shutdown Facility Transfer Date. If Seller has not complied with the foregoing, the applicable Shutdown Facility Transfer Date may be extended at Purchaser’s option until all Inventory is cleared and the applicable Shutdown Facility is in the condition required by the terms of the applicable Shutdown Facility Lease or as otherwise agreed to in writing with the applicable landlord. From and after the Shutdown Facility Transfer Date Seller shall, and will cause its Affiliates to, reasonably cooperate with ABG Purchaser and its Affiliates or operating partners to mitigate shutdown and other costs for any ABG Shutdown Facility (including by assigning or subletting the applicable Shutdown Facility Lease, assisting ABG Purchaser with renegotiating the lease terms or minimizing any termination fees thereunder).

(d) For the avoidance of doubt, (i) any Liabilities of Seller or any of its Affiliates arising out of or relating to any Shutdown Facility at or prior to the applicable Shutdown Facility Transfer Date, and arising as a result of events occurring at or prior to such date, shall constitute Excluded Liabilities hereunder and (ii) any Liabilities arising out of or relating to any ABG Shutdown Facility following the applicable Shutdown Facility Transfer Date that arise as a result of events occurring after the Shutdown Facility Transfer Date shall constitute Assumed Liabilities hereunder.

(e) Prior to the applicable Estimated Closure Date, Seller shall, and shall cause its Affiliates to, use reasonable best efforts to, at Seller’s sole cost and expense, shut down and vacate any U.S. Retail Store on or prior to the Estimated Closure Date and shall take all reasonable and customary steps required for such closure in a manner consistent with Seller’s past practice. Any extraordinary signage (e.g., with respect to a store closing sale) must be approved in advance by ABG Purchaser. Unless otherwise agreed by ABG Purchaser and Seller, (i) ABG Purchaser shall not hire or assume any employees or other service providers with respect to the U.S. Retail Stores and Seller shall be solely responsible for any terminations of such employees or service providers and all Liabilities with respect thereto (without limiting any amounts included in the Severance Adjustment Amount) and (ii) Seller shall not extend, renew or modify any Shutdown Facility Lease (unless and until such Shutdown Facility Lease becomes a Hanes Shutdown Facility). For any U.S. Retail Stores that constitute Hanes Shutdown Facilities, Seller must remove any “Champion” or other signage on or prior to the Estimated Closure Date. For any U.S. Retail Stores that constitute ABG Shutdown Facilities, such U.S. Retail Stores must be vacated with all Inventory cleared and in broom clean condition (it being understood that the removal of racking and other personal property shall not be required) on or prior to the applicable Shutdown Facility Transfer Date. Promptly, but in any event within five (5) Business Days of such Estimated Closure Date, Seller shall confirm in writing to ABG Purchaser that the applicable U.S. Retail Store has been shutdown and vacated and left in broom clean condition (it being understood that the removal of racking and other personal property shall not be required).

(f) If the U.S. Retail Stores are Hanes Shutdown Facilities then, reasonably promptly following the shutdown of the U.S. Retail Stores, Seller shall promptly deliver to ABG Purchaser a statement (the “Lease Breakage Costs Statement”), together with reasonable supporting detail, setting forth the actual lease penalties and breakage costs required to be paid for the termination of the Shutdown Facility Leases for the U.S. Retail Stores, which shall exclude, for the avoidance of doubt (i) rent and other ordinary course payments during the term of the Shutdown Facility Leases, (ii) the costs of restoring the premises to their original condition, and (iii) the costs of cleaning the premises and removal of personal property and equipment (such lease penalties and breakage costs, the “Lease Breakage Costs”). ABG Purchaser shall have thirty (30)

days to review and validate the Lease Breakage Costs Statement and deliver a written notice of any objection it has to the calculation of the Lease Breakage Costs. After delivery of the Lease Breakage Cost Statement, Seller shall provide ABG Purchaser access to information in order to enable it to validate the Lease Breakage Costs in the manner provided in Section 1.04, mutatis mutandis. In the event ABG Purchaser objects to the calculation of the Lease Breakage Costs as set forth in the Lease Breakage Costs Statement, the procedures in Section 1.04 shall apply mutatis mutandis to the resolution of disputes and final calculation of the Lease Breakage Costs. If the Lease Breakage Costs are less than $2,100,000 (the “Estimated Lease Breakage Amount”), Seller shall promptly pay to ABG Purchaser that absolute value of such difference. If the Lease Breakage Costs are equal to or greater than the Estimated Lease Breakage Amount, then no payment shall be due hereunder.

(g) On or prior to the date that is five (5) Business Days prior to the Initial Closing, ABG Purchaser shall deliver a written notice (a “Choloma Notice”) to Seller indicating which, if any, of the Choloma Facilities it will acquire (the “Transferring Choloma Facilities”). Seller shall cause the Transferring Choloma Facilities to be transferred to ABG Purchaser or its designee for no additional consideration on or prior to January 31, 2025 (or such other date as may be reasonably between Seller and ABG Purchaser, taking into account Seller’s plans for discontinuing operations in Honduras), at which time Seller shall, or shall cause its Affiliates to, execute and deliver such bills of sale, deeds, assignments, assumptions and other documents and instruments of sale, conveyance, assignment, transfer and assumption in order to effectuate the transfer of the Choloma Facilities to ABG Purchaser or its designee, in a form that is reasonably agreed upon by the Parties and as is customary in the applicable jurisdiction or required by applicable Law. From and after the Initial Closing but prior to the transfer to ABG Purchaser (or its designee), Seller may seek, at its sole cost and expense, to sell the Transferring Choloma Facilities to an unaffiliated third party; provided, that if Seller is able to sell a Transferring Choloma Facility prior to such date (such sale, a “Choloma Sale”), such Transferring Choloma Facility shall not be transferred to ABG Purchaser and instead Seller shall promptly deliver the proceeds of such Choloma Sale (net of Seller’s reasonable and customary out of pocket expenses incurred in connection with such Choloma Sale) to ABG Purchaser. Each Transferring Choloma Facility that is ultimately transferred to ABG Purchaser (or its designee) pursuant to this Section 6.12(f) shall be deemed a Purchased Asset that shall be transferred to ABG Purchaser (or such other Purchaser Designee as ABG Purchaser may designate in the Purchaser Designation Annex).

SECTION 6.13 Deferred Businesses.

(a) Closing. The closing of the purchase and sale of each Deferred Business (each, a “Deferred Closing”) shall be held at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022, at 10:00 a.m., or remotely via the electronic exchange of documents and signatures, on January 31, 2025, or at such other place, time and date as shall be mutually agreed in writing between ABG Purchaser and Seller. The date on which each Deferred Closing takes place is referred to in this Agreement as a “Deferred Closing Date”. At the applicable Deferred Closing, Seller shall sell, transfer, assign and deliver, or cause to be sold, transferred, assigned and delivered, to ABG Purchaser (or the applicable Purchaser Designee) the Deferred Business Purchased Assets that comprise the applicable Deferred Business, and ABG Purchaser (or such applicable Purchaser Designee) shall assume the Deferred Business Assumed Liabilities with respect to such Deferred Business, in each case, in accordance with Section 1.01 and this Section 6.13(a). If the Initial Closing occurs after November 29, 2024, the Parties may mutually agree in good faith to extend the closing dates and other deadlines listed in this Section 6.13.

(b) Purchase Price. The purchase price in respect of each Business (the “Deferred Business Consideration”) shall be an amount equal to (i) the Residual Inventory Consideration (as finally determined in accordance with Section 6.13(f)), minus (ii) the Compensation Amount (if any) in respect of any applicable Transferred Employees, plus (iii) Retained Retention Bonus Amount with respect to the applicable Deferred Business, minus, (iv) without duplication of the amounts included in clauses (i)-(iii), the Deferred Business Reserves calculated as of 11:59 p.m. on the applicable Deferred Closing Date.

(c) Deferred Closing Payment. On the applicable Deferred Closing Date, ABG Purchaser shall pay, or cause to be paid, to Seller, by wire transfer of immediately available funds, the applicable Deferred Business Closing Payment in respect of the applicable Deferred Business. “Deferred Business Closing Payment” means an amount equal to the Deferred Business Consideration, calculated using the estimates of Residual Inventory Consideration, Compensation Amount, Retained Retention Bonus Amount and Deferred Business Reserves included in the Estimated Deferred Business Statement.

(d) Covenants. From and after the Initial Closing, until the close of business on the applicable Deferred Closing Date, except (i) with the prior written consent of ABG Purchaser, (ii) as required by applicable Law or Injunction, or (iii) as expressly contemplated or permitted by this Agreement or any Other Transaction Document, Seller shall, and shall cause its Affiliates to, operate (A) in the case of the Going Concern Businesses, in the ordinary course of business consistent with past practice, (B) in the case of the Wholesale Business, in accordance with the restrictions on Section 6.13(d) of the Disclosure Schedules and (C) in the case of the Going Concern Businesses and the Wholesale Business, continue to comply with Section 4.02(b)(v) as if any reference to “Closing” shall be deemed to be a reference to “applicable Deferred Closing” except as contemplated by Section 9.01(a)(ii).

(e) Closing Deliveries. At the applicable Deferred Closing:

(i) Seller shall deliver or cause to be delivered:

(A) to the applicable Purchaser a certificate (each, a “Deferred Closing Certificate”), dated as of the Deferred Closing Date, and signed by an authorized officer of Seller, confirming, solely with respect to the applicable Deferred Business, that (1) the Seller Fundamental Representations (other than Section 2.04 (Capitalization)) are true and correct in all material respects at and as of the date hereof and as of the applicable Deferred Closing with the same force and effect as though made at and as of such time, except to the extent such representations and warranties expressly relate to an earlier time (in which case such representations and warranties shall be true and correct in all material respects at and as of such earlier time), and (2) the Wholesale Business Representations or the Going Concern Business Representations, as applicable, solely with respect to the applicable Deferred Business, are true and correct at and as of the date hereof and the applicable Deferred Closing with the same force and effect as though made at and as of such time (except to the extent such representations and warranties expressly relate to an earlier time, in which case such representations and warranties shall be true and correct at and as of such earlier time), except for such failure to be so true and correct that would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect; provided, that solely with respect to the foregoing clause (2), qualifications as to “materially” or “Material Adverse Effect” or similar qualifications set forth in such representations and warranties shall be disregarded; and

(B) to the Purchasers party to any Other Transaction Documents to be executed at the Deferred Closing, counterparts of such Other Transaction Documents to which any Seller Entity is a party, duly executed by such Seller Entity.

(ii) the applicable Purchasers shall deliver or cause to be delivered to Seller:

(A) counterparts of the Other Transaction Documents to which such Purchaser or any of its Affiliates is a party, duly executed by such Purchaser or such Affiliate, as applicable; and

(B) a certificate, dated as of the applicable Deferred Closing Date and signed by an authorized officer of each applicable Purchaser, confirming that the Purchaser Fundamental Representations in respect of each applicable Purchaser shall be true and correct in all material respects at and as of the date hereof and as of the applicable Deferred Closing Date with the same force and effect as though made at and as of such time, except to the extent such representations and warranties expressly relate to an earlier time (in which case such representations and warranties shall be true and correct in all material respects at and as of such earlier time).

(f) Adjustment. With respect to each of the Deferred Businesses:

(i) At least five (5) days (but no more than fifteen (15) days) prior to the applicable Deferred Closing Date, or such other date as may be mutually agreed between the applicable Purchaser and Seller, Seller shall conduct a unit physical inventory of the Deferred Business Inventory that is held at any Transferred Leased Real Property location that is being assumed by the applicable Purchaser, pursuant to which each such unit of Deferred Business Inventory will be identified and counted by personnel of Seller using procedures normally used by Seller to take inventories of such type. Items of Deferred Business Inventory that are Defective Inventory (as reasonably determined by the Seller based on procedures mutually agreed by the applicable Purchaser and Seller acting reasonably and in good faith) shall be identified as such during such physical inventory. The applicable Purchaser and its Representatives shall have the right to be present to observe the taking of such physical inventory by Seller and review and verify the listing and tabulation of Seller, but may not interfere with or delay such inventory count.

(ii) Promptly following completion of the physical inventory conducted pursuant to Section 6.12(b), Seller shall deliver to ABG Purchaser (i) a schedule setting forth Seller’s good faith estimate of the Deferred Business Inventory as of the Deferred Closing Date (including any Defective Inventory), (which, if applicable, shall be based on the physical inventory conducted pursuant to Section 6.12(b)(i)) (the “Residual Deferred Business Inventory”) and (ii) a statement setting forth, in reasonable detail Seller’s good faith estimate of (w) the Residual Inventory Consideration in respect thereof, (x) the Compensation Amount, (y) the Retained Retention Bonus Amount with respect to the applicable Deferred Business and (z) the Deferred Business Reserves, in each case, together with reasonable supporting documentation (“Estimated Deferred Business Statement”). During the period following ABG Purchaser’s receipt of the Estimated Deferred Business Statement until the close of business on the Deferred Closing Date, the applicable Purchaser and its Representatives shall be permitted, upon reasonable notice and during normal business hours, to review, reconcile and verify the Estimated Deferred Business Statement, and Seller shall allow the applicable Purchaser to review any records, invoices and other documents of the Deferred Businesses and to have reasonable access to the properties and personnel (including personnel responsible for accounting and finance and senior management), in each case, to the extent reasonably related to the preparation of, or otherwise reasonably related to, the Estimated Deferred Business Statement. The applicable Purchaser shall have the opportunity to review and comment on the Estimated Deferred Business Statement, and Seller shall consider in good faith any comments made by the applicable Purchaser with respect to the calculations set forth in the Estimated Deferred Business Statement and, to the extent Seller agrees to any such comments, incorporate the same into the Estimated Deferred Business Statement; provided that, for the avoidance of doubt, Seller shall have no obligation to agree to or incorporate any such comments into the Estimated Deferred Business Statement and in no event shall any review, comment or request on or in respect of the Estimated Deferred Business Statement by the applicable Purchaser, or any dispute related thereto, prevent or delay the Deferred Closing.

(iii) With respect to any Residual Deferred Business Inventory that is not held at any Transferred Leased Real Property location that is being assumed by the applicable Purchaser, Seller shall ensure that the applicable Residual Deferred Business Inventory is available for pickup by the applicable Purchaser at the location such Residual Deferred Business Inventory is located on the Deferred Closing Date (or such other date as may be mutually agreed between Seller and such Purchaser) and shall provide to such Purchaser such information as such Purchaser may reasonably request to enable such Purchaser to collect such Residual Deferred Business Inventory. Such Residual Deferred Business Inventory shall be delivered free on board, origin, and Seller shall be responsible for, and shall bear all costs associated with, loading the applicable Purchaser’s vehicles with the Residual Deferred Business Inventory and issuing and remitting to such Purchaser a bill of lading for each fully loaded and locked vehicle (each, a “Bill of Lading”). At its option, such Purchaser shall be permitted to maintain a Representative at the Distribution Center to monitor the packing and loading of shipments, which Representative shall be permitted to review the Bills of Lading and open select cartons at random to ensure the contents match, but may not unduly interfere with or delay such the loading process.

(iv) In connection with the applicable Purchaser’s receipt of the Residual Deferred Business Inventory, Purchaser shall conduct a unit physical inventory (on a carton-by-carton basis) of the applicable Residual Deferred Business Inventory. Items of Deferred Business Inventory that are Defective Inventory (as reasonably determined by the Purchaser based on procedures mutually agreed by the applicable Purchaser and Seller acting reasonably and in good faith) shall be identified as such during the such physical inventory. Seller and its Representatives shall have the right to be present to observe the taking of such physical inventory by Purchaser and review and verify the listing and tabulation of Purchaser, but may not interfere with or delay such inventory count.

(v) Notwithstanding anything to the contrary set forth herein, Seller and the applicable Purchaser may mutually agree in writing to an alternative method for determining the Residual Deferred Business Inventory with respect to each Deferred Business and the determination of the Residual Inventory Consideration in respect thereof, which may be done individually on the basis of each Deferred Business (or the specific segments and jurisdiction thereof).

(vi) Within thirty (30) days of the applicable Deferred Closing Date, the applicable Purchaser shall prepare and deliver to Seller a statement (the “Deferred Business Statement”) setting forth such Purchaser’s good faith determination of (A) the Residual Deferred Business Inventory actually received by Purchaser, (B) the Compensation Amount (if any), (C) the Retained Retention Bonus Amount with respect to the applicable Deferred Business (if any), (D) the applicable Deferred Business Reserves and (E) a calculation of the Deferred Business Consideration in respect thereof, in each case, together with reasonable supporting documentation. If ABG Purchaser fails to timely deliver or cause to be delivered a Deferred Business Statement in accordance with this Section 6.13(f)(vi), then the Estimated Deferred Business Statement shall be deemed final and binding upon the Seller and such Purchaser.

(vii) The Deferred Business Statement shall become final and binding upon Seller and the applicable Purchaser at 11:59 p.m. on the date that is thirty (30) Business Days following Seller’s receipt thereof (the “Deferred Business Disagreement Deadline”), unless Seller gives written notice to such Purchaser specifying in reasonable detail its disagreement with ABG Purchaser’s determination of the Residual Deferred Business Inventory, the Compensation Amount, the Retained Retention Bonus Amount or the Deferred Business Reserves and the resulting Deferred Business Consideration or any item or calculation set forth therein (the “Deferred Business Notice of Disagreement”) prior to such time. If Seller delivers an Deferred Business Notice of Disagreement to such Purchaser prior to the Deferred Business Disagreement Deadline, the dispute resolution mechanism set forth in Section 1.04(b) shall apply mutatis mutandis with respect to any disputes that may arise in connection therewith.

(viii) If the Deferred Business Consideration as finally determined in accordance with this Section 6.12 (the “Final Deferred Business Consideration”) is less than the Deferred Business Closing Payment, then Seller shall pay or cause to be paid to an account designated in writing by ABG Purchaser the amount of such difference by wire transfer of immediately available funds no later than ten (10) Business Days after the

Deferred Business Statement becomes final and binding on Seller and ABG Purchaser pursuant to Section 6.13(f)(vii). If the Deferred Business Closing Payment is less than the Final Deferred Business Consideration, then ABG Purchaser shall pay to the account(s) designated in writing by Seller of the amount of such difference by wire transfer of immediately available funds no later than ten (10) Business Days after the Statement becomes final and binding on Seller and ABG Purchaser pursuant to Section 6.13(f)(vii).

(g) Wholesale Purchase Orders. From and after the Initial Closing, Seller shall, and shall cause its applicable Affiliates to, place purchase orders for the Wholesale Business as reasonably requested by ABG Purchaser or its designee from time to time, in each case, for new inventory pertaining to the SS25 season (and excluding, for these purposes, carryover or replenishment inventory); provided, however, that such Inventory shall be delivered directly to ABG Purchaser or such designee; provided, further, that any such inventory ordered pursuant to this Section 6.13(g) shall, to the extent unsold prior to the Deferred Closing, be included in the Deferred Business Consideration at full value. In addition, Seller shall support with the provision of order book and purchase order data to enable partners to collect this new inventory from and after September 10, 2024.

(h) Severance Adjustment.

(i) At least five Business Days prior to the final Deferred Closing Date, or such other date as may be mutually agreed between the ABG Purchaser and Seller, Seller shall deliver to ABG Purchaser (x) the Actual Severance Costs for each applicable Seller Entity Business Employee, with a separate accounting for each of the AUS Actual Severance Costs and Non-AUS Actual Severance Costs and (y) Seller’s good faith estimate of the Severance Adjustment Amount, with a separate accounting of the AUS Severance Adjustment Amount and Non-AUS Severance Adjustment Amount as a result thereof (the “Severance Statement”). Seller and ABG Purchaser shall attempt, in good faith, to resolve any disagreement with respect to the calculation of the AUS Severance Adjustment Amount and Non-AUS Severance Adjustment Amount and the resulting calculation of the Severance Adjustment Amount within thirty (30) days after delivery of such Severance Statement by Seller. If or to the extent such disagreement is not resolved within such thirty (30) day period (or such longer period as mutually agreed between Seller and ABG Purchaser), then the dispute resolution mechanism set forth in Section 1.04(b) shall apply mutatis mutandis with respect to any disputes that may arise in connection therewith.

(ii) If the Severance Adjustment Amount (as finally determined in accordance with the procedures set forth in clause (i), above)) is a negative number, then ABG Purchaser shall pay or cause to be paid to an account designated in writing by Seller an amount equal to the absolute value of the Severance Adjustment Amount by wire transfer of immediately available funds no later than five (5) Business Days after the Severance Adjustment Amount is finally determined in accordance with the procedures set forth in clause (i), above)). If the Severance Adjustment Amount (as finally determined in accordance with the procedures set forth in clause (i), above)) is a positive number, then Seller shall pay or cause to be paid to an account designated in writing by ABG Purchaser an amount equal to the Severance Adjustment Amount by wire transfer of immediately available funds no later than five (5) Business Days after the Severance Adjustment

Amount is finally determined in accordance with the procedures set forth in clause (i), above)).

SECTION 6.14 Transition Services. Seller and Purchasers acknowledge and agree that: (a) as of the date hereof, the term sheet set forth on Exhibit C (the “TSA Term Sheet”) reflects the material terms regarding the Transition Services (as defined in the TSA Term Sheet) that the Parties agree Seller will provide or cause to be provided to Purchasers following the Closing; and (b) prior to the Applicable Closing and as promptly as practicable following the execution of this Agreement, ABG Purchaser or its designated Affiliate, on the one hand, and Seller or its designated Affiliate, on the other hand (collectively, the “TSA Parties”), shall negotiate reasonably and in good faith the terms of a transition services agreement pursuant to which Seller will provide or cause to be provided the Transition Services to Purchasers following the Applicable Closing, which agreement shall (i) be consistent with the TSA Term Sheet, and to the extent mutually agreed by the TSA Parties, include other commercially reasonable, customary terms, taking into consideration the nature and circumstances of the transactions contemplated by this Agreement, and (ii) upon the TSA Parties’ mutual agreement, be the Transition Services Agreement referenced in this Agreement. In the event that the TSA Parties are unable, despite their reasonable, good faith efforts, to agree upon and enter into the Transition Services Agreement by the Initial Closing, then Seller hereby agrees that it will provide, or cause to be provided, to Purchaser and its designated Affiliates and operating partners the Transition Services (as defined in the TSA Term Sheet and as may be revised following the date hereof pursuant to this Section 6.14) from and after the Initial Closing in accordance with the terms and conditions set forth in the TSA Term Sheet.

SECTION 6.15 IP License Agreements. Seller and Purchasers acknowledge and agree that: (a) as of the date hereof, the term sheets set forth on Exhibit J and Exhibit K reflect the material terms regarding the Patent and Technology License Agreement and Trademark License Agreement, respectively, that the Parties will enter at the Initial Closing, and (b) prior to the Initial Closing and as promptly as practicable following the execution of this Agreement, Seller and Purchaser shall negotiate reasonably and in good faith and finalize the terms of the Patent and Technology License Agreement and Trademark License Agreement, which agreements shall be consistent with the respective term sheets, and to the extent mutually agreed by the Parties, include other commercially reasonable, customary terms, taking into consideration the nature and circumstances of the transactions contemplated by this Agreement. In the event that ABG Purchaser and Seller are unable, despite their reasonable, good faith efforts, to agree upon and enter into a Patent and Technology License Agreement and Trademark License Agreement by the Initial Closing, then the term sheets set forth on Exhibit J and Exhibit K hereto shall serve as the Patent and Technology License Agreement and Trademark License Agreement from and after the Initial Closing in accordance with the terms and conditions set forth therein.

SECTION 6.16 Forward Contract Terminations. Seller shall procure that all hedges, interest rate, currency swaps (as such terms are defined under the Commodity Exchange Act) or other derivative arrangements, regardless of valuation to which any member of the Acquired Group is a party or otherwise has any obligations shall be terminated and closed-out prior to the Initial Closing on an arms-length basis.

SECTION 6.17 Japan License Agreement. Seller and Purchasers acknowledge and agree that: (a) as of the date hereof, the term sheet set forth on Exhibit I-1 (the “Japan License

Agreement Term Sheet”) and the form of license agreement attached as Exhibit I-2 (the “Form of License Agreement”) together reflect the material terms regarding the Japan License Agreement. Prior to the Initial Closing and as promptly as practicable following the execution of this Agreement, each of ABG Purchaser or its designated Affiliate, on the one hand, and Seller or its designated Affiliate, on the other hand, shall negotiate reasonably and in good faith the terms of the definitive Japan License Agreement, which Japan License Agreement shall be consistent with the Japan License Agreement Term Sheet and Form of License Agreement taking into consideration the nature and circumstances of the transactions contemplated by this Agreement and the nature and practices of Seller’s existing operating business in Japan; provided that no such additional terms will be less favorable to Seller or its designated Affiliate than the Form of License Agreement; provided, further, that in the event of any conflict, inconsistency, or ambiguity between the Japan License Agreement Term Sheet and the Form of License Agreement, the term or approach provided for in the Japan License Agreement Term Sheet shall be implemented or taken in definitive Japan License Agreement.

SECTION 6.18 Specified Contract. Seller and Purchasers acknowledge and agree that the Specified Contract shall not be assumed by a Purchaser at the Initial Closing and, if the Specified Contract is in effect as of the applicable Deferred Closing, shall not constitute part of the Deferred Business Purchased Assets and Deferred Business Assumed Liabilities. Seller may terminate all or any portion of the Specified Contract in its discretion but shall not permit any extension, amendment or renewal thereof beyond the terms expressly set forth therein.

SECTION 6.19 Gift Cards. Prior to the Deferred Closing Date for each Deferred Business, Seller, on the one hand, and ABG Purchaser or its applicable operating partner, on the other hand, shall agree upon procedures to handle gift cards that are presented to ABG Purchaser or its applicable operating partner for redemption after the Deferred Closing Date. Such procedures may include (i) Seller reimbursing ABG Purchaser or its applicable operating partner for redeeming such gift cards or (ii) ABG Purchaser or its applicable operating partner directing the gift card holder to Seller’s representatives who may refund the gift card face value if the card cannot be otherwise redeemed. The parties shall reasonably cooperate to minimize the inconvenience to the gift card holders.

ARTICLE VII

CONDITIONS TO CLOSING

SECTION 7.01 Conditions to Obligation of Purchaser. The obligation of each applicable Purchaser to effect the Initial Closing is subject to the satisfaction (or, to the extent permitted by applicable Law, written waiver by such Purchaser) as of the Initial Closing of the following conditions:

(a) Representations and Warranties; Covenants of Seller.

(i) (A) The representation and warranties of Seller made in Section 2.15(a) (Absence of Changes or Events) of this Agreement shall be true and correct in all respects at and as of the date hereof and as of the Initial Closing with the same force and effect as though made at and as of such time, (B) the representations and warranties of

Seller made in Section 2.04 (Capitalization) of this Agreement shall be true and correct in all respects, subject only to de minimis inaccuracies, at and as of the date hereof and as of the Initial Closing with the same force and effect as though made at and as of such time, (C) the Seller Fundamental Representations (other than Section 2.04 (Capitalization)) shall be true and correct in all material respects at and as of the date hereof and as of the Initial Closing with the same force and effect as though made at and as of such time, except to the extent such representations and warranties expressly relate to an earlier time (in which case such representations and warranties shall be true and correct in all material respects at and as of such earlier time), and (D) the representations and warranties of Seller made in Article II of this Agreement (other than those listed in the preceding clauses (A), (B) and (C)) shall be true and correct at and as of the date hereof and the Initial Closing with the same force and effect as though made at and as of such time (except to the extent such representations and warranties expressly relate to an earlier time, in which case such representations and warranties shall be true and correct at and as of such earlier time), except for such failure to be so true and correct that would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect; provided, that solely with respect to the foregoing clauses (C) and (D) (other than with respect to the second sentence of Section 2.01(a)), qualifications as to “materially” or “Material Adverse Effect” or similar qualifications set forth in such representations and warranties shall be disregarded;

(ii) Seller shall have performed or complied in all material respects with each of the obligations and covenants required by this Agreement to be performed or complied with by Seller at or prior to the Initial Closing;

(iii) since the date hereof, there shall not have occurred a Material Adverse Effect; and

(iv) Seller shall have delivered to ABG Purchaser a certificate, dated as of the Initial Closing Date and signed by an authorized officer of Seller, confirming the foregoing provisions of Section 7.01(a)(i), Section 7.01(a)(ii) and Section 7.01(a)(iii).

(b) No Restraints. No Law shall have been enacted, adopted or promulgated, and no Injunction shall have been issued, promulgated, entered into, amended or enforced by a court or other Governmental Entity of competent jurisdiction (collectively, “Restraints”), and shall be in effect, in each case, having the effect of making the Transactions illegal or otherwise enjoining, preventing, prohibiting or restraining consummation of the Transactions.

(c) Governmental Approvals. All waiting periods (and any extensions thereof) applicable to the Transactions under the HSR Act, and any commitment to, or agreement with, any Governmental Entity to delay the consummation of, or not to consummate before a certain date, the Transactions, shall have expired or been terminated, and all Authorizations pursuant to the Regulatory Laws specified on Section 7.01(c) of the Disclosure Schedule shall have been obtained and shall remain in full force and effect.

(d) Pre-Closing Restructuring Transactions. The Pre-Closing Restructuring Transactions shall have been consummated as set forth in Annex F and in Section 4.10.

(e) Closing Deliverables. Seller or the applicable Seller Entities shall have delivered or caused to be delivered to Purchaser the items set forth in Section 1.02(b).

(f) Other Transaction Documents. Seller or the applicable Seller Entities shall have executed and delivered to the applicable Purchaser each of the Other Transaction Documents to which any Seller Entity is a party.

SECTION 7.02 Conditions to Obligation of Seller. The obligation of Seller to effect the Transactions is subject to the satisfaction (or, to the extent permitted by applicable Law, written waiver by Seller) as of the Initial Closing of the following conditions:

(a) Representations and Warranties; Covenants of Purchaser.

(i) (A) the Purchaser Fundamental Representations in respect of each applicable Purchaser shall be true and correct in all material respects at and as of the date hereof and as of the Initial Closing with the same force and effect as though made at and as of such time, except to the extent such representations and warranties expressly relate to an earlier time (in which case such representations and warranties shall be true and correct in all material respects at and as of such earlier time), and (B) the representations and warranties of each applicable Purchaser made in Article III of this Agreement (other than the Purchaser Fundamental Representations) shall be true and correct at and as of the date hereof and as of the Initial Closing with the same force and effect as though made at and as of such time, except to the extent such representations and warranties expressly relate to an earlier time (in which case such representations and warranties shall be true and correct at and as of such earlier time), except for such failure to be so true and correct that would not reasonably be expected to, individually or in the aggregate, result in a Purchaser Material Adverse Effect; provided that, solely with respect to the foregoing clause (B), qualifications as to “materiality” or “Purchaser Material Adverse Effect” or similar qualifications set forth in such representations and warranties shall be disregarded;

(ii) the representations and warranties of ABG Topco set forth in Section 11.17(d) shall be true and correct in all material respects at and as of the date hereof and as of the Initial Closing with the same force and effect as though made at and as of such time, except to the extent such representations and warranties expressly relate to an earlier time (in which case such representations and warranties shall be true and correct in all material respects at and as of such earlier time);

(iii) each applicable Purchaser and ABG Topco shall have performed or complied in all material respects with each of the obligations and covenants required by this Agreement to be performed or complied with by such Purchaser and ABG Topco at or prior to the Initial Closing; and

(iv) each applicable Purchaser and ABG Topco shall have delivered to Seller a certificate, dated as of the Initial Closing Date and signed by an authorized officer of such Purchaser, confirming the foregoing provisions of Section 7.02(a)(i) (solely with respect to such Purchaser), Section 7.02(a)(iii) (solely with respect to such ABG Topco)

and, Section 7.02(a)(iii) (solely with respect to such Purchaser or ABG Topco, as applicable).

(b) No Restraints. No Restraints shall be in effect having the effect of making the Transactions illegal or otherwise enjoining, preventing, prohibiting or restraining consummation of the Transactions.

(c) Governmental Approvals. All waiting periods (and any extensions thereof) applicable to the Transactions under the HSR Act, and any commitment to, or agreement with, any Governmental Entity to delay the consummation of, or not to consummate before a certain date, the Transactions, shall have expired or been terminated, and all Authorizations pursuant to the Regulatory Laws specified on Section 7.01(c) of the Disclosure Schedule shall have been obtained and shall remain in full force and effect.

(d) Closing Deliverables. Each applicable Purchaser shall have delivered or caused to be delivered the items set forth in Section 1.02(c).

(e) Other Transaction Documents. Each applicable Purchaser or the applicable Purchaser Entities shall have executed and delivered to Seller each of the Other Transaction Documents to which Purchaser or any Purchaser Entity is a party.

ARTICLE VIII

TERMINATION

SECTION 8.01 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Initial Closing by:

(a) the mutual written consent of Seller and ABG Purchaser;

(b) ABG Purchaser, upon written notice to Seller, if there has been a breach by Seller of any of the representations, warranties, covenants or obligations of such Party set forth herein, which breach would result in the failure of the conditions set forth in Section 7.01(a)(i) or Section 7.01(a)(ii) to be satisfied and which breach is incapable of being cured prior to the Outside Date or, if capable of being cured, has not been cured prior to the earlier of (x) thirty (30) calendar days following receipt by Seller of written notice of such breach from ABG Purchaser and (y) the Outside Date; provided that such right of termination shall not be available at any time that ABG Purchaser or ABG Topco is in breach of any of its representations, warranties, covenants or obligations set forth herein, which breach would result in the failure of the conditions set forth in Section 7.02(a)(i) or 7.02(a)(iii) to be satisfied;

(c) Seller, upon written notice to ABG Purchaser, if there has been a breach by any Purchaser or ABG TopCo of any of the representations, warranties, covenants or obligations of any Purchaser or ABG Topco set forth herein, which breach would result in the failure of any condition set forth in Section 7.02(a)(i) or 7.02(a)(iii) to be satisfied and which breach is incapable of being cured prior to the Outside Date or, if capable of being cured, has not been cured prior to the earlier of (x) thirty (30) calendar days following receipt by ABG Purchaser of written notice of such breach from Seller and (y) the Outside Date; provided that such right of termination shall not be available at any time that Seller is in breach of any of its representations, warranties, covenants or obligations set forth herein which breach would result in the failure of the conditions set forth in Section 7.01(a)(i) or Section 7.01(a)(ii) to be satisfied;

(d) Seller or ABG Purchaser, upon written notice to the other, if the Initial Closing does not occur on or prior to December 4, 2024 (such date, as may be extended, the “Outside Date”); provided, however, that such right of termination shall not be available to Seller or ABG Purchaser, as applicable, if the failure of the Initial Closing to occur on or prior to the Outside Date was primarily due to the material breach by such Party (or in the case of ABG Purchaser, any other Purchaser) of any of its covenants or obligations under this Agreement; provided, further, that if all of the conditions to the obligations of the Parties set forth in Article VII have been satisfied or waived as of 5:00 p.m., Eastern Time, on such date other than (x) the conditions to be satisfied by action to be taken at the Initial Closing, including the delivery of documents described in Section 7.01(e) and Section 7.02(d), (provided that such conditions are capable of being satisfied if the Initial Closing were to occur at such time) and (y) the conditions set forth in Section 7.01(c) and Section 7.02(c), then, unless otherwise mutually agreed by the Seller and ABG Purchaser in writing, the Outside Date shall automatically be extended to March 4, 2025); or

(e) Seller or ABG Purchaser, upon written notice to the other, if any applicable Law or Injunction issued, entered, enforced, enacted, promulgated or adopted, as applicable, by a Governmental Entity of competent jurisdiction permanently restraining, enjoining, preventing or otherwise prohibiting the consummation of any of the Transactions shall be in effect and shall have become final and non-appealable; provided that such right of termination shall not be available to Seller or ABG Purchaser if the issuance, entry, enforcement, enactment, promulgation or adoption of any such Injunction was primarily due to the material breach by such Party (or in the case of ABG Purchaser, any other Purchaser) of any of its covenants or obligations under this Agreement.

(f) The Party seeking to terminate this Agreement pursuant to this Section 8.01 shall give written notice of such termination to the other Party in accordance with Section 11.05 specifying the provision of this Agreement pursuant to which such termination is effected and the basis for such termination, described in reasonable detail.

SECTION 8.02 Return of Confidential Information. If this Agreement is terminated and the Transactions are abandoned as provided in Section 8.01, then:

(a) Each Purchaser shall return to Seller (or, at such Purchaser’s election, destroy) all Confidential Information in accordance with Section 9 of the Confidentiality Agreement (or the corresponding provision in any other confidentiality agreement entered into between such Purchaser and Seller), whether such Confidential Information was obtained by such Purchaser or its applicable Affiliate before or after the execution hereof; and

(b) all Confidential Information made available to each Purchaser, such Purchaser’s Affiliates and its and their respective Representatives with respect to Seller, its Affiliates and its and their respective Representatives shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms notwithstanding the termination of this Agreement.

SECTION 8.03 Effect of Termination. In the event of valid termination by Seller or Purchaser pursuant to this Article VIII, this Agreement shall become null and void and of no further force or effect, except for the provisions of (i) Section 5.01 (Confidentiality), (ii) Section 6.05 (Publicity), (iii) this Article VIII (Termination) and (iv) Article XI (Miscellaneous) and the definitions set forth in Annex B. Nothing in this Article VIII shall be deemed (A) to release either Seller or Purchaser Party from any Liability for any Willful Breach or Fraud by such Party of any provision hereof prior to such termination or (B) to impair the right of any Party to compel specific performance by the other Party of its obligations under this Agreement to the extent expressly permitted under, and in accordance with, the terms and conditions set forth herein. In addition, the termination of this Agreement shall not affect the rights, obligations or agreements of any Party pursuant to the Confidentiality Agreement, which shall remain in full force and effect and survive the termination of this Agreement in accordance with its terms.

ARTICLE IX

EMPLOYEE MATTERS

SECTION 9.01 Continuation of Employment.

(a) Seller shall update the Business Employee List from time to time as reasonably requested by Purchaser, which shall not exceed once per a month, until the Initial Closing (or, with respect to Business Employees relating to the Deferred Business, until the Deferred Closing), in order to maintain the accuracy of such schedule, including as a result of employee terminations, transfers (within Seller or its Affiliates), and new hires (which, in each case, must be in compliance with Section 4.02(b)(v)). Notwithstanding anything to the contrary herein, Seller shall timely cooperate with Purchaser and timely take all necessary or appropriate actions that are reasonably requested by Purchaser in connection with such Purchaser’s or its Affiliate’s obligations to offer employment to Business Employees pursuant to this Article IX. Prior to the Initial Closing, Seller will ensure that all Seller Entity Business Employees who are employed at or report to the locations set forth on Section 9.01(a)(i) of the Disclosure Schedule are transferred to a Sports Apparel Entity (as defined in Annex F) (“Sports Apparel Business Employees”); provided, that the Sports Apparel Business Employees will be materially consistent with the Sports Apparel Business Employees reflected on the Sports Apparel Business Employees census provided to Purchaser prior to the date hereof (other than changes in the ordinary course of business consistent with past practice). Prior to the Initial Closing (or, with respect to the Deferred Business, from the period between the Initial Closing and the applicable Deferred Closing), each applicable Purchaser or one of its Affiliates shall review the Business Employee List and, in its sole discretion and consistent with applicable Law, select the applicable Seller Entity Business Employees (other than Automatic Transfer Employees (as defined below)) to which it intends to make an offer of employment and make an offer of employment to each such Seller Entity Business Employee so selected (such Business Employees so selected, the “Offer Employees”); provided, however, that, Seller will ensure that each employee listed on Section 9.01(a)(ii) of the Disclosure Schedule who is located in the United States (the “Sports Apparel Shared Services Employees”) is transferred to a Sports Apparel Entity (as defined in Annex F), unless otherwise required in writing by Purchaser or its designee on or prior to than July 15, 2024, in which event Purchaser or its designee will be responsible for reimbursing Seller for any severance obligations relating to Sports Apparel Business Employees or Sports Apparel Shared Services Employees, up to an

aggregate cap of $392,461, resulting from any such employee not becoming a Transferred Employee, with Seller being liable for any severance obligations in excess of $392,461. Each such offer of employment shall be for a comparable position and work location and shall be otherwise compliant with the terms of this Article IX. Upon finalization of the list of Offer Employees for an applicable business segment in a jurisdiction Purchaser or one of its Affiliates or assignees shall provide Seller with a list of the Offer Employees (other than the Sports Apparel Shared Services Employees) for such business segment (for each segment in a jurisdiction, its “Offer Employee List”) and following its receipt of the Offer Employee List for any business segment in a jurisdiction, notwithstanding anything to the contrary in this Agreement, (i) Seller and its Affiliates (including the Acquired Group) shall not terminate or make any changes to the terms and conditions of employment of any Offer Employee in such business segment in such jurisdiction, (x) except for any changes in terms or conditions as would have been permitted under clauses (A) through (D) of Section 4.02(b)(v), or (y) without Purchaser’s prior express written consent and (ii) Seller may terminate the employment of any Seller Entity Business Employee in such business segment in such jurisdiction who is not included on the Offer Employee List for such business segment in such jurisdiction. Each Business Employee whose employment is required to and does transfer to the Purchaser or its Affiliates upon the Applicable Closing automatically by operation of applicable Law (including each Acquired Group Business Employee) shall be referred to herein as an “Automatic Transfer Employee.” Each Offer Employee who receives and accepts such an offer of employment pursuant to this Section 9.01 and actually commences employment with such Purchaser or its Affiliate, together with each Acquired Group Business Employee as of immediately prior to the Applicable Closing, and each Automatic Transfer Employee and Specified Employee, shall be referred to herein as (and, for purposes of this Agreement, shall be treated solely following his or her Transfer Date as) a “Transferred Employee.” Solely for the purposes of this Article IX, “Affiliates” of such Purchaser shall include, for the period following the Applicable Closing, the members of the Acquired Group. Notwithstanding the foregoing and to the extent necessary, the Parties agree to negotiate in good faith and, prior to the Applicable Closing, enter into, execute and deliver a mutually acceptable employee transfer agreement (the “Employee Transfer Agreement”) that addresses the employment and transfer of employment of the Offer Employees primarily performing services in countries outside the United States, as of immediately prior to the Initial Closing or the applicable Deferred Closing (the “Specified Employees”) and transfer of Assumed Liabilities relating solely to such Specified Employees’ employment following their respective Transfer Date(s) to the applicable Purchaser or its Affiliates. Notwithstanding the foregoing or anything to the contrary in this Article IX, the offers of employment for any Offer Employee who is covered by a Union Contract shall be governed exclusively by the terms of the applicable Union Contract, to the extent applicable.

(b) Prior to the Applicable Closing, Seller shall, or shall cause the applicable Seller Entity or its Affiliate to, transfer employment or engagement of each Person who is employed or engaged by a member of the Acquired Group and is not a then-current Business Employee or individual independent contractor who spends at least fifty percent (50%) of his or her working time on the Business (a “Non-Business Acquired Group Service Provider”) from a member of the Acquired Group to Seller or one of its Affiliates (other than the Acquired Group), and all Liabilities and Losses in respect of the Non-Business Acquired Group Service Providers or otherwise related to the transfer of employment and/or engagement thereof shall constitute Excluded Liabilities.

SECTION 9.02 Continuation of Compensation and Benefits.

(a) For the period from the applicable Transfer Date through the twelve (12)-month period thereafter (the “Continuation Period”), each applicable Purchaser shall, or shall cause one of its Affiliates or assignees to, provide to each Transferred Employee who remains employed by such Purchaser or such Affiliate or assignee (i) a base salary or base wage rate (as applicable) and annual target cash incentive or bonus opportunities that are no less favorable in the aggregate than the base salary or base wage rate and annual target cash incentive or bonus opportunities in effect immediately prior to the Initial Closing or the applicable Deferred Closing, and (ii) other employee benefits (excluding equity and equity-based incentive, defined benefit pension benefits, nonqualified deferred compensation benefits, retention, transaction or change in control benefits, retiree health benefits, retiree welfare benefits and executive perquisites (“Excluded Benefits”)) that are either (A) substantially comparable in the aggregate to those in effect for such Transferred Employee immediately prior to the Initial Closing or the applicable Deferred Closing (excluding Excluded Benefits) or (B) no less favorable than those in effect for similarly situated employees of Purchaser or its applicable Affiliate or assignee. Notwithstanding the foregoing or anything to the contrary in this Article IX, the compensation, benefits and other terms and conditions of employment for the Transferred Employees who are covered by a Union Contract (such Transferred Employees, the “Union Employees”) shall be governed by the terms of the applicable Union Contract and this Section 9.02(a) will not apply to the Union Employees.

(b) Subject to any participation included in the Transition Services, effective as of the Initial Closing Date or, if later, the applicable Transfer Date, each Transferred Employee shall cease to participate as an active employee in each Benefit Plan and Seller shall terminate each member of the Acquired Group’s participation in each Benefit Plan (other than, in each case, any Acquired Group Benefit Plan or Assumed Benefit Plan).

SECTION 9.03 Severance Obligations. Each applicable Purchaser shall, or shall cause its Affiliates to, provide to each Transferred Employee whose employment is terminated by such Purchaser or any of its Affiliates during the Continuation Period, cash severance and cash termination benefits in an amount equal to the cash severance and cash termination benefits (including employer-paid COBRA premiums or welfare benefit subsidy but, for the avoidance of doubt, excluding any self-insured or other costs related to such benefits) that would have been provided to such Transferred Employee in connection with such termination under the applicable Benefit Plan in effect immediately prior to the Initial Closing and set forth on Section 2.14(a) of the Disclosure Schedule, subject to the affected Transferred Employee’s execution and non-revocation of a general release of claims for the benefit of such Purchaser and its Affiliates in such Purchaser’s applicable form. Notwithstanding the foregoing or anything to the contrary in this Article IX, (i) the severance or termination benefits for any Transferred Employee who is covered by a Union Contract shall be governed exclusively by the terms of the applicable Union Contract and (ii) the severance and termination benefits to be provided under this Section 9.03 shall not include any retiree health or retiree welfare benefits.

SECTION 9.04 US Benefit Plan and COBRA Obligations.

(a) Without limiting the generality of Section 9.02, each applicable Purchaser shall, or shall cause its Affiliates to, establish, as soon as reasonably practicable after the Initial

Closing Date (or, if later, the applicable Transfer Date), a group health plan or plans to provide health benefits to each Transferred Employee primarily performing services in the United States (and his or her eligible spouse and dependents) with coverage effective immediately following the Initial Closing Date (or, if later, the applicable Transfer Date); provided that, if Purchaser or one of its Affiliates or assignees requests that the Transition Services include the ability of such Transferred Employees to continue to participate in the group health plan or plans of Seller and its Affiliates for a reasonable period of time following the Initial Closing Date (or, if later, the applicable Transfer Date) and if Seller and its Affiliates provide for such participation under the terms and conditions of the Transition Services Agreement or otherwise under Section 6.14, then such Transition Service shall be deemed to satisfy such Purchaser’s or its Affiliate’s obligations to provide health coverage pursuant to this provision, and such Purchaser or its Affiliate shall have in effect a replacement group health plan immediately following the termination of such Transition Services.

(b) Subject to the applicable Purchaser’s compliance with Section 9.04(a) (other than non-compliance due to Seller’s breach of Section 9.04(a)), Seller and its Affiliates (excluding, for the avoidance of doubt, the Acquired Group) shall be solely responsible for any and all obligations arising under COBRA with respect to all “M&A qualified beneficiaries” as defined in Treasury Regulation Section 54.4980B-9, including with respect to obligations to provide continuation coverage for Former Business Employees (or spouse or dependent thereof) who are “M&A qualified beneficiaries,” and each Business Employee (or spouse or dependent thereof) who has a COBRA qualifying event occurring in connection with the Transactions.

SECTION 9.05 Service Credit. From and after the Initial Closing Date (or, if later, the applicable Transfer Date), with respect to each Transferred Employee, each applicable Purchaser and its Affiliates shall use commercially reasonable efforts to (a) recognize, for purposes of eligibility, vesting (other than with respect to Excluded Benefits), and benefit levels, under the applicable plans, programs, policies, agreements and arrangements that are sponsored by or may be established or maintained by such Purchaser or any of its Affiliates (including the members of the Acquired Group) on or after the Initial Closing (“Purchaser Benefit Plans”), service with Seller and its Affiliates and predecessors earned prior to the Initial Closing to the extent such service was recognized for such purposes under a corresponding Benefit Plan, (b) waive any preexisting condition exclusion, actively-at-work requirement, evidence of insurability, waiting period or similar condition, limitation or requirement under the applicable Purchaser Benefit Plans that provide health and other welfare benefits, except to the extent such preexisting condition, exclusion, requirement or waiting period would have applied to such Transferred Employee (and was not otherwise satisfied by such Transferred Employee) under the corresponding Benefit Plan immediately prior to the Initial Closing Date (or, if later, the applicable Transfer Date), and (c) provide full credit under the applicable Purchaser Benefit Plans that provide health benefits for any co-payments, deductibles, out-of-pocket expenses or similar payments already made or incurred under a Benefit Plan by the Transferred Employee (and each eligible dependent of such Transferred Employee) immediately prior to the Initial Closing Date (or, if later, the applicable Transfer Date) for the plan year in which the Initial Closing Date (or, if later, the applicable Transfer Date) occurs; provided that, in the case of each of clauses (a) and (c), no Transferred Employee’s service shall be credited (i) for purposes of benefit accrual under any Purchaser Benefit Plans that are defined benefit pension plans or retiree medical plans covering the Transferred Employees or for purposes of vesting of equity-based incentive compensation awards,

(ii) for purposes of existing Purchaser Benefit Plans that are frozen to new participants or (iii) to the extent such credit would result in any duplication of compensation or benefits.

SECTION 9.06 Accrued Vacation; Paid Time Off. Except as otherwise required under applicable Law or Union Contract, as of the Initial Closing Date (or, if later, the applicable Transfer Date), each applicable Purchaser and its Affiliates shall, or shall cause the members of the Acquired Group to, honor all vacation days and paid time off (including sick time) accrued but not yet taken by each Transferred Employee prior to the Initial Closing Date (or, if later, the applicable Transfer Date), to the extent not paid out as set forth below. Seller shall, and shall cause its Affiliates, to reasonably cooperate with Purchaser or any of its Affiliates to avoid any requirement under applicable Law or Union Contract to pay out earned but unused vacation or paid time off to Transferred Employees. If, notwithstanding such cooperation and any actions taken by Purchaser or its Affiliates, such payout is required by applicable Law or Union Contract, then as soon as administratively practicable before the Initial Closing Date (or, if later, the applicable Transfer Date), Seller shall, or shall cause its applicable Affiliate to, pay out all earned but unused vacation and paid time off to each Business Employee or other employee of any member of the Acquired Group entitled to be paid such benefit (to the extent permitted by applicable Law).

SECTION 9.07 Bonuses.

(a) Seller shall, or shall cause the applicable Affiliate to, pay each Transferred Employee who is a participant in Seller’s annual bonus program (and Purchaser and its Affiliates shall have no Liability in respect of) a pro-rata bonus for the plan year in which the Initial Closing Date (or, if later, the applicable Transfer Date) occurs (a “Closing Year Bonus”), which bonus may be subject to such Transferred Employee’s execution and non-revocation of a commercially reasonable general release of claims for the benefit of Seller, the Acquired Group and their respective Affiliates (on a form to be provided by Seller, which will incorporate any timely and reasonable comments from Purchaser). The Closing Year Bonus, if any, shall be determined by Seller in the ordinary course consistent with its past practice based upon actual performance for the full year in which the Initial Closing Date (or, if later, the applicable Transfer Date) occurs (and, for the avoidance of doubt, without any use of negative discretion (other than any such discretion which is equally applicable to all employees of Seller and its Affiliates) or reductions for individual performance) and be paid at the same time as bonuses are paid generally under the applicable annual bonus program (and in all events in compliance with Section 409A of the Code). Each applicable Purchaser shall or shall cause the applicable Affiliate to assume all Liabilities for, and to make any and all accrued payments required to be made with respect to, compensation payable to any Transferred Employee (relating to periods before the Initial Closing Date (or, if later, the applicable Transfer Date)) under any other Benefit Plan that is a commission, variable pay, cash performance or incentive plan tied solely to the Business or the performance thereof (and, for the avoidance of doubt, not tied in any part to the business of Seller or any of its Affiliates (other than the Business) or the performance thereof), to the extent such Liabilities are included in Indebtedness or Working Capital of the Business for purposes of determining Purchase Price.

(b) Seller will offer to the Seller Entity Business Employees set forth on Section 9.07(b)(i) of the Disclosure Schedule (the “Retention Employees”) an ability to enter into retention bonus agreements in a form reasonably determined by Seller, upon consultation with

Purchaser (the “Retention Bonus Agreements”), pursuant to which the Retention Employees will be eligible to receive cash retention bonuses in the amounts set forth across from each such Retention Employee’s employee identification number in Section 9.07(b)(i) of the Disclosure Schedule and subject to the terms and conditions set forth on Section 9.07(b)(ii) of the Disclosure Schedule, which shall be reflected in the Retention Bonus Agreements. The Retention Bonus Agreements to which Transferred Employees are a party and eligible for a retention bonus shall be Assumed Benefit Plans (the “Assumed Retention Bonus Agreements”). Except for the Assumed Retention Bonus Agreements, the Retention Bonus Agreements shall not be Assumed Benefit Plans and, without limiting the foregoing, Seller or one of its Affiliates shall be solely responsible for timely payment of the retention bonuses due to any Retention Employees who are not Transferred Employees (such bonuses, the “Retained Retention Bonuses”) in accordance with Seller’s or its applicable Affiliates’ normal payroll practices and the terms of the applicable Retention Bonus Agreement.

SECTION 9.08 Union Contracts.

(a) Each applicable Purchaser or one of its Affiliates shall, or shall cause the members of the Acquired Group to, honor and assume and agree to be bound by the Union Contracts identified in Section 2.11 of the Disclosure Schedule (including the obligation to honor the terms and conditions thereof and any obligations thereunder requiring a successor to recognize a particular labor union as authorized representative or authorized bargaining agent of an employee group or for any other purpose). As of the Initial Closing Date (or, if later, the applicable Transfer Date), each applicable Purchaser and its Affiliates shall be the “employer” for purposes of each such Union Contract and such Purchaser and its Affiliates shall have sole responsibility for all Liabilities, obligations and commitments arising under the Union Contracts, whether arising before, on or after the Initial Closing Date (or, if later, the applicable Transfer Date), and shall indemnify and hold harmless Seller and its Affiliates with respect to the Union Contracts and any such Liabilities, obligations and commitments. Notwithstanding any other provision of this Article IX, from and after the Initial Closing Date (or, if later, the applicable Transfer Date), any Union Employee shall continue to be governed by the applicable Union Contract covering such employee until such Union Contract expires, terminates or is modified in accordance with its terms and applicable Law.

(b) Following the Initial Closing Date (or, if later, the applicable Transfer Date), any employee benefit that is required pursuant to any Union Contract that is provided under a Benefit Plan sponsored by Seller or its Affiliates (other than an Assumed Benefit Plan or an Acquired Group Benefit Plan) shall instead be provided pursuant to an employee benefit plan maintained by each applicable Purchaser or one of its Affiliates, subject to the results of any “effects” bargaining obligations.

(c) Each applicable Purchaser shall, and shall cause its Affiliates to, reasonably cooperate in good faith with any information or consultation obligation required to be completed by Law or Union Contract with respect to the transactions contemplated by this Agreement or any consequences of the transactions contemplated by this Agreement, including by providing all documents and information necessary to complete such information and/or consultation obligations within five (5) Business Days of Seller’s request, unless Seller consents otherwise (such consent not to be unreasonably withheld). In addition, each applicable Purchaser shall, and shall cause its Affiliates to, timely provide Seller with any other information that may be reasonably required by applicable Law or any Union Contract to respond to any reasonable questions posed by labor unions, works council or other employee representatives of Business Employees, Former Business Employees or other current or former employees of any member of the Acquired Group. Each applicable Purchaser shall, and shall cause its Affiliates to, render reasonable cooperation in good faith to Seller and its Affiliates in any negotiations with labor unions, works council or other employee representatives that are required to accomplish the transactions contemplated by this Agreement. Seller shall control all communications with Business Employees and any labor union, works council or other employee representative of Business Employees through the Initial Closing Date.

SECTION 9.09 401(k) Plans. Without limiting the generality of Section 9.02, effective as of the Initial Closing Date (or, if later, the Transfer Date), each applicable Purchaser shall, or shall cause its Affiliates to, use commercially reasonable efforts to have in effect a tax-qualified defined contribution plan or plans (the “Purchaser 401(k) Plans”) for the benefit of each Transferred Employee who, as of immediately prior to the Initial Closing Date (or, if later, the Transfer Date), was eligible to participate in the Hanesbrands Inc. Retirement Savings Plan (the “Seller 401(k) Plan”). Each applicable Purchaser shall cause each Transferred Employee who was a participant in the Seller 401(k) Plan on the Initial Closing Date to be allowed to participate in the Purchaser 401(k) Plan as soon as reasonably practicable following the Initial Closing Date (or, if later, the applicable Transfer Date), and such employee shall be eligible as soon as reasonably practicable after the Initial Closing Date (or, if later, the applicable Transfer Date) to make elective deferrals into the Purchaser 401(k) Plan, and to be eligible to receive applicable employer contributions (if any). In addition, as soon as practicable after the Initial Closing Date (or, if later, the applicable Transfer Date), the Seller 401(k) Plan shall make distributions available to the Transferred Employees, and the Purchaser 401(k) Plans shall use commercially reasonable efforts to accept any such distribution, including any participant loans, as a rollover contribution if so directed by the Transferred Employee, and Seller and applicable Purchaser shall timely take all reasonable actions necessary or appropriate to facilitate such rollover.

SECTION 9.10 Immigration Compliance. From and after the date of this Agreement and following the Initial Closing Date, Seller and the applicable Purchaser shall, or shall cause its applicable Affiliates to, use commercially reasonable efforts to process and support visa, work permit, green card or similar applications with respect to Transferred Employees as of the Transfer Date. Each applicable Purchaser and its Affiliates, as applicable, shall employ any Transferred Employees who are foreign nationals working in the United States in non-immigrant visa status (the “U.S. Foreign National Employees”) under terms and conditions such that such Purchaser and its Affiliates, as applicable, qualify as a “successor employer” under applicable United States immigration Laws effective as of the Transfer Date. Notwithstanding the foregoing, to the extent Purchaser in good faith determines that it and its Affiliates cannot employ any U.S. Foreign National Employee as of the Initial Closing or the applicable Deferred Closing due to immigration Laws, then such U.S. Foreign National Employee shall remain an employee of Seller or its Affiliates and such U.S. Foreign National Employee shall not constitute a Transferred Employee.

SECTION 9.11 No Third-Party Beneficiaries. The provisions of this Article IX are solely for the benefit of the Parties and nothing in this Article IX, express or implied, shall confer upon any Business Service Provider, or legal representative or beneficiary thereof, any rights or remedies, including any third-party beneficiary right or any right to employment or continued employment for any specified period or compensation or benefits of any nature or kind whatsoever under this Agreement. Subject to compliance with the other provisions of this Article IX, nothing in this Article IX, express or implied, shall be construed to prevent any Purchaser or any of its Affiliates from terminating or modifying to any extent or in any respect any Purchaser Benefit Plan or other benefit plan that such Purchaser or any such Affiliate may establish or maintain. Notwithstanding any provision of this Article IX to the contrary, the terms of this Article IX are not intended to, and shall not, constitute an amendment or modification to any Benefit Plan, Purchaser Benefit Plan or other compensation or benefit plan, program, policy, agreement or arrangement.

ARTICLE X

SURVIVAL; INDEMNIFICATION

SECTION 10.01 Survival of Representations and Warranties. The representations and warranties of each Purchaser contained in this Agreement shall terminate at the Applicable Closing and no claim shall be made by Seller or any of its Affiliates in respect of such representations and warranties; provided, however, that the Purchaser Fundamental Representations shall survive the Applicable Closing until the later of (x) the sixth (6th) anniversary of the Applicable Closing Date and (y) the date that is sixty (60) days following the expiration of the applicable statute of limitations. The representations and warranties of Seller contained in this Agreement (other than the Seller Fundamental Representations, the IP Representations and the Tax Representations) shall survive the Applicable Closing and shall thereupon terminate on the date that is twelve (12) months from the date of this Agreement and thereafter no claim shall be made by any Party hereto or any of its Affiliates in respect of such representations and warranties. The Seller Fundamental Representations shall survive the Applicable Closing until the sixth (6th) anniversary of the Applicable Closing Date and thereafter no claim shall be made by any Party hereto or any of its Affiliates in respect of such Seller Fundamental Representations. The IP Representations shall survive the Applicable Closing until the third (3rd) anniversary of the Applicable Closing Date. The Tax Representations shall survive until thirty (30) days following the expiration of the applicable statute of limitations. The covenants of Seller and Purchaser set forth herein that contemplate performance prior to the Applicable Closing, and all claims with respect to any of the foregoing, shall survive the Applicable Closing until, and shall terminate on, the date that is twelve (12) months following the Applicable Closing Date and thereafter no claim shall be made by any Party or any of its Affiliates in respect thereof, including any breach thereof. The covenants of Seller and each Purchaser set forth herein that contemplate performance after the Applicable Closing, and all claims with respect to any of the foregoing, shall survive the Applicable Closing to the extent provided in their respective terms (or, if no term is specified, until fully performed). The indemnity for Indemnified Taxes shall survive until thirty (30) days following the expiration of the statute of limitations applicable to the underlying Tax. No Party shall have any liability for indemnification under this Article X with respect to any breach of or inaccuracy of any representation, warranty, covenant, obligation or agreement unless written notice thereof is delivered in accordance with the procedures set forth in Section 10.04(a) prior to the end of the applicable survival period set forth in this Section 10.01; provided, however, that any such breach or inaccuracy, and any claims made in respect of any matter for which indemnification may be sought under this Article X, shall survive such date, and continue until all rights to indemnity hereunder with respect thereto are finally resolved, if notice of such breach or such claim giving rise to such right of indemnification shall have been given to the Indemnifying Party in accordance with Section 10.04(a) prior to the applicable survival date set forth in this Section 10.01. Notwithstanding anything herein to the contrary, nothing in this Article X shall prejudice or limit any Liability for Fraud or prevent Purchaser from exercising its rights under the R&W Insurance Policy.

SECTION 10.02 Indemnification by Seller. Subject to the terms set forth in this Article X, from and after the Applicable Closing, Seller shall pay, defend, discharge and indemnify each Purchaser, its Affiliates and their respective Representatives, successors and permitted assigns, including any current, former or future operating partners of ABG that acquires Acquired Shares, Purchased Assets or Assumed Liabilities (collectively, “Purchaser Indemnitees”) against, and hold each of them harmless from, any and all Losses suffered or incurred by any Purchaser Indemnitee to the extent arising or resulting from or in connection with (a) any breach or inaccuracy of the representations and warranties of Seller contained in Article II or in the Deferred Closing Certificate, (b) any of the Excluded Assets or Excluded Liabilities, (c) any Indemnified Taxes, Section 10.03 any breach or default in performance by the Seller of any covenant, obligation or agreement made or to be performed by Seller pursuant to this Agreement, (d) the Pre-Closing Restructuring Transactions (including any Pre-Closing Restructuring Costs) or (e) the matter listed on Section 10.02(e) of the Disclosure Schedules.

SECTION 10.03 Indemnification by Purchasers. Subject to the terms set forth in this Article X, from and after the Applicable Closing, each applicable Purchaser shall, severally and not jointly, pay, defend, discharge and indemnify, or cause to be paid, defended, discharged and indemnified, each of Seller and its Affiliates and their respective Representatives, successors and permitted assigns (collectively, “Seller Indemnitees”) against, and hold each of them harmless from, any and all Losses suffered or incurred by any Seller Indemnitee to the extent arising or resulting from or in connection with any of (a) any breach or inaccuracy of the Purchaser Fundamental Representations made by such Purchaser, (b) the Purchased Assets or Assumed Liabilities (excluding any Liabilities resulting or arising from a breach of a representation or warranty set forth in Article II) acquired or assumed by such Purchaser or (c) any breach or default in performance by such Purchaser of any covenant, obligation or agreement made or to be performed by such Purchaser pursuant to this Agreement.

SECTION 10.04 Indemnification Procedures.

(a) Claims. In the event any Person (the “Indemnified Party”) should have a claim against Seller or a Purchaser (in such capacity, the “Indemnifying Party”) under Section 10.02 or Section 10.03, respectively (a “Claim”), the Indemnified Party shall promptly deliver written notice of such claim (describing such claim in reasonable detail based on what is then known by such Person) to the Indemnifying Party. The failure by any Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party under Section 10.02 or Section 10.03, except to the extent that the Indemnifying Party shall have been materially prejudiced as a result of such failure.

(b) Assumption. If a Claim is made against an Indemnified Party in respect of, arising out of or involving a claim made or Proceeding brought by any third Person (a “Third-

Party Claim”), the Indemnifying Party shall be entitled to, at its sole cost and expense, participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnifying Party, subject to the limitations set forth in this Section 10.04; provided, however, that if the Indemnifying Party chooses to assume the defense thereof, it shall, prior to assuming the defense of such Third-Party Claim, give written notice to the Indemnified Party stating (A) that the Indemnifying Party would be liable for indemnity under the provisions hereof for such Third-Party Claim (subject to the limitations set forth herein), and (B) that the Indemnifying Party will be solely responsible for all costs, expenses and Losses incurred by it in connection with or otherwise relating to such claim. Should the Indemnifying Party so elect in writing to assume the defense of a Third-Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense. The Indemnifying Party shall be liable for the reasonable and documented out-of-pocket fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof (other than during any period in which the Indemnified Party shall have failed to give notice of the Third-Party Claim as provided in Section 10.04(a)). If the Indemnifying Party chooses to defend or prosecute a Third-Party Claim, all the applicable Indemnified Parties shall reasonably cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s reasonable request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third-Party Claim and in the possession of the Indemnified Party or its Representatives, and making employees of the Indemnified Party reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Indemnifying Party shall keep the Indemnified Party timely appraised of any material developments with respect to such Third-Party Claim that is assumed by the Indemnifying Party and the Indemnified Party shall be entitled to receive copies of all substantive pleadings, notices and communications with respect to such Third-Party Claim as the Indemnified Party may reasonably request. Whether or not the Indemnifying Party assumes the defense of a Third-Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent. If the Indemnifying Party assumes the defense of a Third-Party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of a Third-Party Claim that the Indemnifying Party may recommend so long as (x) such settlement, compromise or discharge by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third-Party Claim, (y) does not require any Indemnified Party to agree to any covenants or other obligations other than customary covenants to keep the terms of the settlement confidential and (z) releases the Indemnified Party and its Affiliates completely and unconditionally without liability in connection with such Third-Party Claim; provided, however, that the Indemnifying Party shall not, without prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any Third-Party Claim on a basis that would result in (i) injunctive or other nonmonetary relief against the Indemnified Party, including the imposition of an Injunction that would restrict the future activity or conduct of the Indemnified Party or (ii) a finding or admission of fault or misconduct by the Indemnified Party. Notwithstanding anything in this Section 10.04 to the contrary, the Indemnifying Party shall not be permitted to assume the defense of any Third-Party Claim if (1) the Third-Party Claim seeks imposition of criminal or quasi-criminal penalties against the Indemnified Party, (2) the Third-Party Claim seeks imposition of an Injunction or equitable relief against the Indemnified Party (other than an Injunction or equitable relief that is incidental and de minimis to monetary damages as the primary relief sought), (3) the Indemnifying Party is also party to the Third-Party Claim, and in the opinion of the Indemnified Party’s outside counsel, a conflict exists between the Indemnifying Party and the Indemnified Party (or there are defenses available to the Indemnified Party that are unavailable to the Indemnifying Party), (4) if the Third-Party Claim were to be unfavorably decided or resolved, the Indemnified Party would be reasonably likely to be liable for Losses in excess of the amounts required to be paid by the Indemnified Party pursuant to this Article X, or (5) in the good faith judgment of the Indemnified Party, the Indemnifying Party fails to vigorously prosecute or defend such Third-Party Claim (each of the foregoing, an “Exception Claim”). Notwithstanding anything to the contrary set forth herein, the Indemnified Party shall be entitled to reimbursement for the reasonable and documented fees and expenses incurred by the Indemnified Party for the defense or prosecution of any Third-Party Claim to the extent that the Indemnifying Party does not elect to assume such Third-Party Claim in accordance with this Section 10.04 or is unable to assume such Third-Party Claim as a result of an Exception Claim. Notwithstanding anything to the contrary herein, Section 6.06(i)(iii) (and not this Section 10.04(b)) shall apply with respect to any Third-Party Claims related to Taxes.

(c) Payment. Any indemnification payment pursuant to this Article X shall be effected by wire transfer of immediately available funds to an account designated by the Indemnified Party within three (3) Business Days after the determination of the amount thereof, whether pursuant to a final judgment, settlement or agreement among the applicable Parties.

SECTION 10.05 Calculation of Losses; Mitigation.

(a) Notwithstanding anything to the contrary set forth herein:

(i) with respect to the first $5,600,000 of Losses under Section 10.02(a) Seller shall be required to provide indemnification for fifty percent (50%) of such Losses up to a maximum amount equal to $2,800,000 (the “Cap”); provided, however, that no claim or series of related claims for indemnification for any such Losses may be asserted unless and until the aggregate amount of Losses that would be payable pursuant to such claim or series of related claims (together with all related claims) exceeds an amount equal to $100,000 (the “Basket”) at which point Seller shall be liable for the full amount of such Losses from the first dollar without regard to the Basket; provided, that (x) none of the foregoing limitations shall not apply with respect to Losses arising out of or relating to breaches of the Seller Fundamental Representations, the Tax Representations or the Fundamental IP Representations or other indemnifiable Losses under Section 10.02 (other than under Section 10.02(a)) or in the case of Fraud and Seller shall be required to provide indemnification for 100% of any such Losses and no such Losses shall count towards the satisfaction of the Cap nor shall such Losses be subject to the Basket and (y) the Cap shall not apply with respect to Losses arising out of or relating to breaches of any other IP Representations;

(ii) other than in the case of Fraud, in no event shall Seller, on the one hand, or the Purchasers, on the other hand, be required to indemnify any Person(s) pursuant to Section 10.02 or Section 10.03, respectively, in an aggregate amount in excess of the Purchase Price; provided, further, that Seller shall have no obligation to provide indemnification for any Losses arising out of breaches of the IP Representations or Tax Representations in an aggregate amount in excess of the Base Purchase Price.

(b) The amount of any Loss for which indemnification is provided under this Article X shall be net of (x) any amounts actually received by the Indemnified Party under insurance policies (including the R&W Insurance Policy) with respect to such Loss (“Collateral Sources”) and (y) the reduction in cash Taxes realized by the Indemnified Party as a result of incurring the Loss at issue in the taxable year in which such Loss is incurred or in the subsequent taxable year; provided that, the amount of any indemnifiable Losses shall be increased for any reasonable and documented out-of-pocket costs and expenses (other than Taxes) incurred by such Indemnified Party in collecting such amounts, including any deductible paid or increased costs of insurance (including the net present value of any increases in premiums) related to the specific Losses. With respect to any matter giving rise to a claim for Losses hereunder (in the case of Losses under Section 10.02(a), following such time as the Cap has been satisfied pursuant to Section 10.05(a)(i)), each Indemnified Party shall use commercially reasonable efforts to recover all amounts with respect to such matter that are reasonably expected to be available to such Indemnified Party under the R&W Insurance Policy. Notwithstanding the foregoing, in no event shall any Indemnified Party have any obligation hereunder to commence or threaten litigation against any insurance carrier (including under the R&W Insurance Policy) with respect thereto and the pursuit of any recovery from a Collateral Source (including the R&W Insurance Policy) shall not delay the Indemnified Party from validly making, or seeking recovery and obtaining payment for, or an Indemnifying Party from paying, any claim for indemnification under this Article X. If any insurance proceeds are actually received after an Indemnified Party is indemnified with respect to some or all of such Losses hereunder, the Indemnified Party shall pay to the Indemnifying Party the lesser of (i) the amount of the applicable insurance proceeds and (ii) the amount paid by the Indemnifying Party with respect to such Losses hereunder (as increased pursuant to the proviso in the first sentence of this Section 10.05(b)).

(c) No Indemnified Party shall be entitled to indemnification pursuant to this Article X with respect to any Loss to the extent that such Loss was reflected in the calculation of the Final Purchase Price as finally determined pursuant to Section 1.04.

(d) No Indemnified Party shall be entitled to recover for the same Loss more than once under this Article X or otherwise under this Agreement (and in no event shall any Indemnified Party be required to pay any Loss on more than one occasion). Notwithstanding anything to the contrary herein or provided under applicable Law, Losses shall not include Losses that constitute exemplary, consequential, special, “lost profits” or punitive damages, regardless of the form of action through which they are sought, except to the extent any such Losses are awarded and paid by an Indemnified Party with respect to a Third-Party Claim or, in the case of consequential, special or “lost profits” damages, to the extent any such Losses were reasonably foreseeable.

(e) Each Purchaser and Seller shall, and shall cause their respective Affiliates to, (i) reasonably cooperate with each other with respect to resolving any claim or liability with respect to which one Party is obligated to indemnify the other Party and (ii) use reasonable efforts to mitigate, to the extent required by Law, any Loss for which indemnification is sought under this Agreement; provided, however, that the reasonable and documented out-of-pocket costs of such mitigation shall constitute Losses for purposes of this Agreement.

(f) None of Seller nor its Affiliates shall seek, or be entitled to, any right of contribution or reimbursement from, subrogation to, or indemnification by any member of the Acquired Group under their governing documents, this Agreement, applicable Law or otherwise, with respect to any amounts due from Seller or its Affiliates to any Purchaser Indemnitee under this Article X or otherwise in connection with this Agreement.

(g) Except with respect to Section 2.15(a), for purposes of determining any breach, inaccuracy or untruth of any representation and warranty set forth in this Agreement, or the amount of Losses attributable thereto, arising thereof or resulting therefrom, the terms “Material Adverse Effect,” “material adverse effect,” “material,” “materially” or other terms of a similar nature, to the extent contained in such representations and warranties, shall be given no effect and shall be disregarded in their entirety.

(h) No Indemnified Party shall be entitled to indemnification pursuant to this Article X with respect to any Loss to the extent that such Loss relates to (i) except in the case of any inaccuracy of a representation set forth in Sections 2.07(d), (h), (i), or (l), Taxes for or attributable to any taxable period beginning after the Applicable Closing Date or, with respect to any Straddle Period, the portion of such Straddle Period beginning after the Applicable Closing Date or (ii) except to the extent arising from any breach of a covenant set forth in Section 4.10 or Section 6.06(l), the existence, amount, usability, expiration date or limitations on (or availability of) any Tax attribute (including net operating losses) of any member of the Acquired Group or related to any Purchased Asset in any taxable period (or portion thereof) beginning after the Applicable Closing Date.

SECTION 10.06 Tax Treatment of Indemnification. For U.S. federal and applicable state, local and non-U.S. Income Tax purposes, any indemnity payment made under this Article X shall be treated as an adjustment to the Purchase Price unless otherwise required by applicable Law, and to the extent reasonably practicable shall be allocated in respect of the entity or assets to which the underlying claim relates.

SECTION 10.07 Certain Waivers.

(a) Effective upon the Applicable Closing, each Purchaser and Seller, for itself and on behalf of its Affiliates and their respective current or former officers, directors, employees, partners, members, managers, agents, attorneys, representatives, successors and permitted assigns (collectively, the “Releasing Party”), intends to and acknowledges and agrees that, from and after the Applicable Closing, to the fullest extent permitted under applicable Law, including by contractually shortening the applicable statute of limitations, any and all rights, claims and causes of action it may have against the other Party, its Affiliates (including, in the case of the Purchasers from and after the Applicable Closing, the applicable members of the Acquired Group) and its and their respective officers, directors, employees, partners, members, managers, agents, attorneys, representatives, successors and permitted assigns (the “Released Parties”) relating to the operation of the members of the Acquired Group, the Purchased Assets or the Business, in each case, arising at or prior to the Applicable Closing, whether arising under, or based upon, any Law (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law or CERCLA or any other Environmental Law) are hereby irrevocably waived; provided, however, that nothing contained herein shall operate to release any Liabilities of any Party arising under any Transaction Document (including this Article X) or in respect of Liabilities for Fraud by or on behalf of any Released Party. Each Releasing Party hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Released Party, based upon any matter purported to be released hereby.

(b) Purchaser and Seller acknowledge and agree that the agreements contained in this Section 10.07 and the representations and warranties contained in Section 2.23 and Section 3.09 are an integral part of the Transactions and the inducement of the Parties to consummate the Transactions.

ARTICLE XI

MISCELLANEOUS

SECTION 11.01 Assignment. This Agreement and the rights and obligations hereunder shall not be assignable by any Party (including by operation of Law in connection with a merger, consolidation or sale of all or substantially all of the assets of any Party) without the prior written consent of each of ABG Purchaser and Seller; provided, however, that (a) any Purchaser may assign its rights under this Agreement to any of its Affiliates; provided that no such assignment shall relieve such Purchaser of its obligations hereunder, (b) any Purchaser (and its Affiliates, as applicable) may assign its rights (but not its obligations) hereunder as collateral to its debt financing sources, (c) subject to the limitations set forth in Section 1.07(b), any Purchaser may (i) assign its rights and obligations as a Purchaser hereunder (provided that ABG Purchaser may not assign the rights and obligations attributed to ABG Purchaser by name) to any other Person (including with respect to Purchaser’s rights to specific enforcement in accordance with Section 11.11) and (ii) assume the rights and obligations hereunder from or assign such rights and obligations to any other Person. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Any attempted assignment in violation of this Section 11.01 shall be null and void.

SECTION 11.02 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties and such assigns, any legal or equitable rights hereunder; provided that the Parties hereto agree that (a) each Non-Party Affiliate shall be a third-party beneficiary of Section 11.16, (b) each Released Party shall be a third-party beneficiary of Section 10.07(a), (c) the Purchaser Indemnitees and Seller Indemnitees that are not party to this Agreement shall be third-party beneficiaries of Article X, and (d) ABG Purchaser’s current, former or future operating partners that acquire any Acquired Shares, Purchased Assets or Assumed

Liabilities and that are not otherwise party to this Agreement shall be third-party beneficiaries for purposes of all covenants and other agreements hereunder that contemplate performance following the Initial Closing, including (for the avoidance of doubt) Article X (Survival; Indemnification), and shall be entitled to enforce the terms of this Agreement with respect to the portion of the Business they may hereafter acquire as if they were a Purchaser hereunder.

SECTION 11.03 Expenses and Fees. Whether or not the Transactions are consummated, and except as otherwise specifically provided in this Agreement (including in Section 6.01(b) and Section 6.03(a)), all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs or expenses.

SECTION 11.04 Amendments; Waivers. This Agreement may not be amended, except by an instrument in writing signed by each of ABG Purchaser and Seller; provided, however, that the Purchaser Designation Annex may be amended in accordance with Section 1.07(b). No purported waiver of any right of a Party to enforce any term, condition or other provision of this Agreement shall be enforceable against such Party unless set forth in an instrument in writing signed by such Party, and any such waiver shall be effective only in the specific instance and for the specific and limited purpose for which it was given and shall not be deemed a waiver of any other right under, or provision of, this Agreement or of the same breach or default upon any recurrence thereof. No failure on the part of any Party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.

SECTION 11.05 Notices. All notices, requests and other communications hereunder shall be in writing and shall be deemed to have been given, made, delivered and received (a) immediately upon delivery by hand, (b) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, (c) immediately upon transmission if sent on a Business Day via email if no automated notice of delivery failure is received by the sender (or, if not sent on a Business Day, on the next following Business Day) or (d) three (3) Business Days after the date mailed by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the relevant Party at the applicable following address (or at such other address for such Party as shall be specified in a notice given in accordance with this Section 11.05):

(a) if to ABG Purchaser or ABG Topco:

c/o Authentic Brands Group LLC

1411 Broadway, 21st Floor

New York, New York 10018

Attention: Jay Dubiner

Email: jdubiner@authentic.com

with a copy (which shall not constitute notice) to

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

Attention: Justin Hamill

      Michael Anastasio

Email:   Justin.Hamill@lw.com

      Michael.Anastasio@lw.com

(b) if to a Purchaser Designee, to the address(es) set forth opposite such Purchaser Designee’s name on the Purchaser Designation Annex.

(c) if to Seller,

Hanesbrands Inc.

1000 East Hanes Mill Road

Winston Salem, North Carolina 27105

Attention: Kristin L. Oliver

Email:   Kristin.Oliver@hanes.com

with a copy (which shall not constitute notice) to

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention: Daniel Wolf, P.C.

      Allison M. Wein, P.C.

      William N. Lay

Email:   daniel.wolf@kirkland.com

      allie.wein@kirkland.com

      william.lay@kirkland.com

SECTION 11.06 Interpretation. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall,” and vice versa. The word “or” shall be construed to have the same meaning and effect as the inclusive term “and/or.” The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to June 4, 2024. All provisions herein qualified by the term “domestic,” “foreign” or similar terms shall be construed on the basis that the United States is the relevant domestic country. Any reference to “beneficial ownership,” including “beneficial owner,” shall be determined in accordance with Section 13(d) of the Exchange Act. All terms defined in this Agreement shall have their defined meanings when used in the Disclosure Schedule, any Annex, any Exhibit, any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. Unless the context requires otherwise, (a) any definition of or reference to any Law, agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as amended, supplemented or otherwise modified from time to time (subject to any restrictions on such amendments, supplements or modifications set forth therein), (b) the words “herein,” “hereto,” “hereby,” “hereof” and “hereunder” and words of similar import shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (c) all references herein to Articles, Sections, Annexes or Exhibits shall be construed to refer to Articles, Sections, Annexes or Exhibits of this Agreement, (d) the table of contents and headings contained in this Agreement, the Disclosure Schedule, any Annex and any Exhibit are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, the Disclosure Schedule, any Annex or any Exhibit, (e) any reference in this Agreement to words imparting the singular number only shall include the plural and vice versa, (f) any reference to days (excluding Business Days) or months shall be deemed to be references to calendar days or months, (g) if any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action or notice may be deferred until the next Business Day, (h) any references to anniversaries, Business Days, days, months, years, dates and other time periods shall be determined based on Eastern time, (i) references to Seller having provided to Purchaser or made available to Purchaser or words of similar import with respect to any item provided or made available to Purchaser shall include any item posted at least 9:00 am EST on June 4, 2024 in the data room titled “Sparrow” maintained by Datasite (the “Data Room”), (j) the term “in ordinary course of business” shall mean in the ordinary and usual course of business of the Seller, the Seller Entities and the Acquired Group, consistent with past practices, (k) unless otherwise expressly indicated, all reference to a particular time of day refer to Eastern Standard Time, as in effect in Winston-Salem, North Carolina on such day, (l) financial terms used but not defined herein shall have the meanings ascribed to such terms under GAAP and (m) (i) any reference in this Agreement to “$” or dollars shall mean U.S. dollars, (ii) the calculation of “Cash,” “Indebtedness,” “Working Capital” and “Unpaid Company Transaction Expenses” shall be calculated in United States dollars, (iii) all payments hereunder shall be made in United States dollars, (iv) any monetary conversion from the currency of a foreign country to United States dollars shall be calculated using the applicable exchange rates set forth in The Wall Street Journal, Eastern Edition, on the Business Day immediately prior to the applicable date of determination. The Disclosure Schedule and all Annexes and Exhibits are hereby incorporated in and made a part of this Agreement as if set forth in full herein. In the event of an ambiguity or a question of intent or interpretation, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement. Each covenant, representation and warranty, and other agreement contained in the applicable sections of this Agreement or any exhibit hereto shall have independent significance. If a breach of an applicable covenant, representation or warranty, or agreement contained in this Agreement or any exhibit hereto has occurred, the fact that there exists another covenant, representation or warranty, or other agreement in this Agreement or any exhibit hereto relating to the same subject matter (regardless of the relative levels of specificity) for which a breach has not occurred, shall not detract from or mitigate the breach that did occur. Any reference to a Purchaser or Purchaser Designee in this Agreement shall, to the extent applicable, be deemed a reference to the applicable Purchasers acquiring the relevant Purchased Assets or Acquired Company or assuming the applicable Assumed Liability at issue, except where in context of this Agreement such use would not be appropriate.

SECTION 11.07 Disclosure Schedule. Seller has set forth certain information and other matters in the Disclosure Schedule in a section thereof that corresponds to the Section, or a portion of such Section, to which it relates. Notwithstanding anything to the contrary herein, if the relevance of any item, information or other matter set forth in any section of the Disclosure Schedule to any other section of the Disclosure Schedule is reasonably apparent on its face, then such item, information or other matter shall be deemed to be disclosed against such other section of the Disclosure Schedule, regardless of whether such item, information or other matter is actually set forth (by cross-reference or otherwise) in such other section of the Disclosure Schedule. The Parties acknowledge and agree that (a) the disclosure by any Party of any item, information or other matter in the Disclosure Schedule shall not be deemed to constitute an acknowledgement by such Party that such item, information or other matter is required to be disclosed by the terms of this Agreement, (b) the Disclosure Schedule is qualified in its entirety by reference to specific provisions of this Agreement, (c) the Disclosure Schedule and the information and other matters contained therein are not intended to broaden or constitute, and shall not be construed as broadening or constituting, representations, warranties or covenants of any Party except as and to the extent provided in this Agreement, (d) disclosure of any item on the Disclosure Schedule shall not, in and of itself, constitute or be deemed an admission or indication that such item is material or would have a Material Adverse Effect, and shall not imply a measure for materiality for purposes of this Agreement, and (e) no disclosure on the Disclosure Schedule relating to a possible breach or violation of any Contract or Law shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

SECTION 11.08 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when each Party has executed such a counterpart and delivered it to the other Parties. Delivery by a Party of an executed signature page of this Agreement by facsimile, email or other electronic imaging means shall be as effective as delivery by such Party of a manually executed counterpart of this Agreement.

SECTION 11.09 Entire Agreement. This Agreement, the Other Transaction Documents and the Confidentiality Agreement contain the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.

SECTION 11.10 Severability. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is held to be invalid, illegal or incapable of being enforced under any applicable Law or public policy, all other provisions of this Agreement, and the application of such invalid, illegal or unenforceable provision to any Person or circumstance other than that with respect to whom or which it was held to be invalid, illegal or unenforceable, shall nonetheless remain in full force and effect so long as the economic and legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision, or the application thereof to any Person or any circumstance, is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions are consummated as originally contemplated to the fullest extent possible.

SECTION 11.11 Specific Performance; Limitation on Liability.

(a) The Parties acknowledge and agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform its obligations under this Agreement (including by failing to take such actions as are required of it hereunder to consummate the Transactions) in accordance with the applicable terms and conditions hereof or otherwise breaches any provision hereof.

(b) The Parties acknowledge and agree that, (i) prior to the valid termination of this Agreement in accordance with Article VIII, each Party shall be entitled to seek an Injunction or Injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 11.12(a), without proof of damages or otherwise, in addition to any other remedy to which it is entitled under this Agreement or at law or in equity, and (ii) the right of specific performance described in this Section 11.11(b) is an integral part of the Transactions and, without such right, no Party would have entered into this Agreement. Without limitation of the foregoing, the Parties hereby further acknowledge and agree that prior to the Applicable Closing, Seller, on the one hand, and ABG Purchaser, on the other, shall be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of the covenants required to be performed by the applicable Parties hereto under, this Agreement (including Section 6.01) and, subject to the terms, limitations and conditions in this Agreement (including the satisfaction (or waiver) of the conditions set forth in Article VII or, if applicable, Section 6.12(d)), to cause the Purchasers or Seller (as applicable) to consummate the Applicable Closing and to make the payments contemplated by this Agreement (including Article I), in addition to any other remedy to which Seller is entitled at law or in equity, including a Party’s right to terminate this Agreement pursuant to Article VIII.

(c) Each Party agrees that it will not oppose the granting of an Injunction or Injunctions, specific performance or other equitable relief on the basis that such other Party has an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or in equity.

(d) The Parties acknowledge and agree that any Party seeking an Injunction or Injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.11 shall not be required to post any bond or other security in connection with any such Injunction or Injunctions.

(e) If, prior to the Outside Date any Party brings any Proceeding in accordance with Section 11.12 to prevent any breach of this Agreement and to enforce specifically the provisions hereof, the Outside Date shall be automatically extended by (A) the amount of time during which such Proceeding is pending, plus twenty (20) Business Days or (B) such other time period established by the court presiding over such Proceeding, as the case may be.

SECTION 11.12 Consent to Jurisdiction.

(a) Each Party hereby (i) agrees that any Proceeding arising out of, under or relating to this Agreement or any of the Transactions, whether directly or indirectly, or for recognition or enforcement of any judgment rendered in such a Proceeding, will be heard and determined in the Chancery Court of the State of Delaware (and each Party agrees that no such Proceeding relating to this Agreement will be brought by it or any of its Affiliates except in such court), subject to any appeal; provided that, if the Chancery Court of the State of Delaware lacks subject matter jurisdiction over such a Proceeding, then such Proceeding may be brought in any Delaware state court or any federal court located in the State of Delaware, (ii) irrevocably and unconditionally submits to the exclusive jurisdiction of any such court in any such Proceeding and (iii) agrees not to commence any Proceeding arising out of, under or relating to this Agreement or any of the Transactions in any jurisdiction or courts other than as provided herein.

(b) Each Party further agrees that service of any process, summons, notice or document by United States registered mail to such Party’s address set forth in Section 11.05 shall be effective service of process on such Party for any Proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction in this Section 11.12.

(c) Each Party, on behalf of itself and on behalf of each of its Affiliates, hereby (i) irrevocably and unconditionally waives any objection to the laying of venue of any Proceeding arising out of this Agreement or any of the Transactions in any court referenced in Section 11.12(a), (ii) irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding brought in any such court has been brought in an inconvenient forum and (iii) agrees that a final judgment in any such Proceeding brought in any such court shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

SECTION 11.13 WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS, WHETHER DIRECTLY OR INDIRECTLY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.13.

SECTION 11.14 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

SECTION 11.15 Conflicts.

(a) Recognizing that Kirkland & Ellis LLP has acted as legal counsel to Seller, its Affiliates and the members of the Acquired Group prior to the Initial Closing, and that Kirkland & Ellis LLP intends to act as legal counsel to Seller and its Affiliates (which will no longer include the members of the Acquired Group) after the Initial Closing, each Purchaser hereby waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with Kirkland & Ellis LLP representing Seller and/or its Affiliates after the Initial Closing or the Transactions. In addition, each Purchaser agrees that all attorney-client privileged communications prior to the Initial Closing among Kirkland & Ellis LLP and Seller, its Affiliates or the members of the Acquired Group and all attorney work product that in either case, to the extent relating to the negotiation, documentation and consummation of the Transactions or any dispute with respect thereto (collectively, the “Protected Information”), the attorney-client privilege, the expectation of client confidence, all attorney work product protections and all similar protections with respect to the Protected Information belong to Seller and may be controlled by Seller and shall not pass to or be claimed by such Purchaser or any member of the Acquired Group. The Protected Information is the property of Seller, and from and after the Initial Closing, no such Purchaser nor its Affiliates, nor any Person purporting to act on behalf of or through such Purchaser or any of its Affiliates, will seek to obtain such communications or work product, whether by seeking a waiver of the attorney-client privilege or work product protection or through other means. The Protected Information may be used by Seller or any of its Affiliates in connection with any dispute that relates in any way to the Transactions and no Purchaser nor any member of the Acquired Group shall have a right to use or rely on the Protected Information (but without prejudicing such Purchaser’s and the Acquired Group’s rights to discovery under applicable Law). Further, each Purchaser and the members of the Acquired Group shall not have access to any Protected Information, or to the files of Kirkland & Ellis LLP relating to the Protected Information, whether or not the Initial Closing shall have occurred. Without limiting the generality of the foregoing, upon and after the Initial Closing, (a) Seller and its Affiliates shall be the sole holders of the attorney-client privilege, any attorney work product or any similar protections with respect to such engagement, and such Purchaser and its Affiliates shall not be a holder thereof, (b) to the extent that files of Kirkland & Ellis LLP in respect of such Protected Information constitute property of the client, only Seller and its Affiliates shall hold such property rights and (c) Kirkland & Ellis LLP shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to such Purchaser by reason of any attorney-client relationship between Kirkland & Ellis LLP and such Purchaser or otherwise.

(b) Notwithstanding the foregoing, in the event of a Proceeding between a Purchaser or its Affiliates (including the Acquired Group) and a Person other than Seller or its Affiliates, such Purchaser or such Affiliate may assert the attorney-client privilege to prevent disclosure of any Protected Information in such Proceeding, and if requested by such Purchaser, Seller shall use commercially reasonable efforts (at the sole cost and expense of such Purchaser) to assert such privilege; provided, however, that (i) none of the Purchasers, their respective Subsidiaries or Affiliates (including, after the Initial Closing, the Acquired Group) may waive such privilege without the prior written consent of Seller (which may be given or withheld in the Seller’s sole discretion), and (ii) Seller may not waive such privilege in a manner that is adverse to a Purchaser and its Representatives and Affiliates with respect to such third-party dispute without the prior written consent of such Purchaser (which may be given or withheld in such Purchaser’s sole discretion). In the event that a Purchaser or any of its Affiliates or Representatives (including, after the Initial Closing, the Acquired Group) are legally required or requested by order of a Governmental Entity or otherwise to access or obtain a copy of all or a portion of the Protected Information, such Purchaser shall promptly notify Seller in writing so that Seller can seek (at its expense) a protective order and such Purchaser agrees to, and to cause its Affiliates and

Representatives to (including, after the Initial Closing, the Acquired Group) use commercially reasonable efforts as reasonably requested by Seller to assist therewith.

SECTION 11.16 Non-Party Affiliates. Except with respect to claims for Fraud, (a) all claims or causes of action (whether in Contract or in tort, in law or in equity) that may be based upon, arise out of or relate to the Transaction Documents, or the negotiation, execution or performance of the Transaction Documents, may be made only against the entities that are expressly identified as parties thereto (and then only to the extent of the specific obligations undertaken by such named party and subject to the terms, conditions and limitations set forth herein or therein) and (b) no Person who is not a named party to a Transaction Document, including any past, present or future incorporator, member, partner, stockholder, equityholder, agent, lender to or Representative of any named party to such Transaction Document, nor any past, present or future incorporator, member, partner, stockholder, equityholder, agent, lender to or Representative of any of the foregoing (“Non-Party Affiliates”), shall have any liability (whether in Contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any obligations or liabilities arising under, in connection with or related to the Transaction Documents (as the case may be) or for any claim based on, in respect of, or by reason of the Transaction Documents (as the case may be) or the negotiation or execution thereof, and each party waives and releases all such liabilities against any such Non-Party Affiliates.

SECTION 11.17 Topco Guaranty.

(a) ABG Topco hereby fully guarantees the due, prompt and full performance, payment and discharge when due of all of the covenants, obligations, agreements and undertakings, including any payment obligations, of ABG Purchaser under this Agreement and any payment obligations of any other Purchaser (such obligations, the “Guaranteed Obligations”). If any Purchaser (other than ABG Purchaser) refuses to purchase or acquire any Purchased Assets or assume any Assumed Liabilities, in each case, set forth on the Purchaser Designation Annex opposite such Purchaser’s name at the Applicable Closing, ABG Purchaser and ABG Topco shall cause such Purchased Assets to be purchased and acquired and such Assumed Liabilities to be assumed by ABG Purchaser, another Purchaser or one of their respective Affiliates, in each case, in a manner that does not prevent or materially delay the Applicable Closing; provided, however, that Seller and its Affiliates shall provide such cooperation as reasonably requested by ABG Purchaser and ABG Topco in connection with the foregoing. Whenever this Agreement requires a Purchaser to take any action or refrain from taking any action, such requirement shall be deemed to include an undertaking on the part of ABG Topco to cause such Purchaser to take such action or refrain from taking such action. The Guaranteed Obligations are primary, absolute, unconditional and irrevocable, and such obligations shall continue in full force and effect until the payment and performance, as applicable, of all of the Guaranteed Obligations and are not conditioned upon any event or contingency or upon any attempt first to obtain payment from any Purchaser or any other Person under this Agreement, or pursuit of any other right or remedy against such Purchaser through the commencement of a Proceeding or otherwise. ABG Topco shall not exercise any right of subrogation against any other Person in connection with the transactions contemplated by this Agreement, whether arising by contract or operation of law or otherwise, by reason of any payment by it in respect of the Guaranteed Obligations unless and until the Guaranteed Obligations have first been paid in full to the applicable Seller or Seller Entity. With respect to its obligations hereunder, ABG Topco expressly waives diligence, presentment, demand of payment, protest and all notices whatsoever, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar applicable Law now or hereafter in effect, any right to require the marshalling of assets of Seller or its Affiliates, and all suretyship defenses generally.

(b) ABG Topco acknowledges and agrees that its obligations under this Section 11.17 shall continue and not be released or discharged, in whole or in part, or otherwise affected by (i) the failure or delay on the part of Seller to assert any claim or demand or to enforce any right or remedy against any Purchaser or ABG Topco; (ii) any change in the time, place or manner of payment or performance of any of the Guaranteed Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of this Agreement (other than this Section 11.17, as applicable) or any Other Transaction Document; (iii) any change in the corporate existence, structure or ownership of a Purchaser or ABG Topco; (iv) any insolvency, bankruptcy, reorganization or other similar proceeding affecting a Purchaser or ABG Topco; (v) the existence of any claim, set-off or other right which ABG Topco may have at any time against Seller or any of its Affiliates, whether in connection with the Guaranteed Obligations or otherwise; (vi) the adequacy of any means Seller or its Affiliates may have of obtaining payment or performance related to the Guaranteed Obligations; or (vii) any change in Law or other action by any Governmental Entity.

(c) Notwithstanding anything herein to the contrary, ABG Topco’s obligations under this Section 11.17 shall terminate immediately at such time as all Guaranteed Obligations have been discharged in full.

(d) ABG Topco hereby represents and warrants to Seller, as of the date hereof and as of the Initial Closing, that:

(i) ABG Topco (x) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and (y) has the requisite corporate power and authority to own or lease its properties and assets and to conduct its business in all material respects as it is now being conducted.

(ii) ABG Topco has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

(iii) The execution and delivery by ABG Topco of this Agreement, the performance by ABG Topco of its obligations hereunder and the consummation by ABG Topco of the transactions contemplated hereby have been duly authorized by all requisite corporate action.

(iv) This Agreement has been duly and validly executed and delivered by ABG Topco and (assuming the due and valid execution and delivery of this Agreement by Seller) constitutes a legal, valid and binding agreement of ABG Topco, enforceable against ABG Topco in accordance with its terms, subject to the Remedies Exception.

(v) ABG Topco has all requisite power and authority to execute, deliver and perform the obligations set forth in this Section 11.17 and the execution, delivery and performance of this Agreement have been duly authorized by all necessary action and do not contravene any provision of ABG Topco’s organizational documents or any applicable Laws binding on ABG Topco or its assets.

(vi) All consents necessary for the due execution, delivery and performance of this Agreement by ABG Topco have been obtained and all conditions thereof have been duly complied with, and no other action by, and no notice to, consent of, or filing with any Governmental Entity or other Person is required in connection with the execution, delivery or performance of this Section 11.17.

(vii) As of the Applicable Closing, ABG Topco or one more of its controlled Affiliates will have available funds sufficient to consummate the Acquisition and the Transactions upon the terms contemplated by this Agreement, including the payment of amounts contemplated by Article I, and to pay all fees, costs and expenses related to the Acquisition and the Transactions.

(e) ABG Topco acknowledges and agrees that all provisions of Article XI (except for this Section 11.17) shall apply to ABG Topco mutatis mutandis with respect to this Section 11.17. This Section 11.17 shall be binding upon the successors and assigns of ABG Topco and shall inure to the benefit of ABG Purchaser and its successors and assigns. In the event that ABG Topco or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any Person, then, and in each such case, ABG Topco shall cause such Person to assume the obligations set forth in this Section 11.17, including by operation of law.

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

SELLER: HANESBRANDS INC.

By:	/s/ Stephen Bratspies
Name: Stephen Bratspies
Title: Chief Executive Officer

ABG PURCHASER: ABG-SPARROW IPCO LLC

By:	/s/ Jay Dubiner
Name: Jay Dubiner
Title: Chief Legal Officer

ABG TOPCO: AUTHENTIC BRANDS GROUP LLC

By:	/s/ Jay Dubiner
Name: Jay Dubiner
Title: Chief Legal Officer

[Signature Page to Stock and Asset Purchase Agreement]

ANNEX B

DEFINITIONS

“$” means lawful money of the United States of America.

“Accounting Principles” means the accounting methods, policies, practices, procedures, classifications, judgments, or methodologies set forth in Annex C-1 (for the Sports Apparel Business) and C-2 (for the remainder of the Business), as applicable.

“Acquired Company” means the subsidiaries of Seller listed on Section A-1 of the Disclosure Schedule.

“Acquired Group” means the Acquired Companies and each of their respective subsidiaries.

“Acquired Group Business Employee” means each individual who, as of the applicable date, (a) is employed by any member of the Acquired Group and (b) spends at least fifty percent (50%) of his or her working time on the Business.

“Acquired Group Shares” means all of the equity securities of each member of the Acquired Group.

“Acquiring Purchaser” means, with respect to a member of the Acquired Group or a Purchased Asset, the Purchaser which acquires (or which assigns the right to acquire pursuant to Section 11.01) such member of such Purchased Asset.

“Acquisition” means the sale by Seller and the other Seller Entities to the applicable Purchaser and its Affiliates, and the purchase by such Purchaser and its Affiliates from Seller and the other Seller Entities, of all of the Acquired Shares and the Purchased Assets, in each case, with respect to the applicable portion of the Business being acquired.

“Actual Severance Costs” means the actual cash severance and other termination benefits (including, for the avoidance of doubt, employer-paid medical benefit subsidies, outplacement benefits and other broad-based fringe benefits (but, for the avoidance of doubt, excluding any self-insured or other costs related to any such benefits)), in each case, to the extent included in the calculation of AUS Estimated Severance Costs Maximum and Non-AUS Estimated Severance Costs Maximum, that are paid or payable, as required under an applicable Benefit Plan that is a severance plan set forth on Section 2.14(a) of the Disclosure Schedule (each, a “Severance Plan”) or by applicable Law, to Seller Entity Business Employees who satisfy all of the following: (a) primarily provide services to the Deferred Business as of the Initial Closing Date, (b) do not commence employment with a Purchaser Entity or any of its Affiliates or assignees on or prior to the date of the applicable Deferred Closing and (c) do not remain employed by Seller or its Affiliates following the applicable Deferred Closing (subject to any notice or transition period required by Law), including any withholding, employment or similar Taxes payable by a Seller Entity with respect thereto. For the avoidance of doubt, (1) Actual Severance Costs shall not include any (i) equity or equity-based compensation or payments in respect of equity or equity-based compensation, (ii) compensation and employment-related liabilities earned or accrued in

Annex B – 1

respect of service prior to termination (including, for the avoidance of doubt, accrued vacation and pro rata bonus payments for the period up through termination and excluding, for the avoidance of doubt, service credit given for purposes of determination of severance benefits under the applicable Severance Plan) or (iii) retiree health and retiree welfare benefits; and (2) if an Offer Employee receives an offer in compliance with Article IX, such offer shall constitute an offer for a suitable or similar position under each applicable Severance Plan, such that, to the extent an Offer Employee does not accept such offer, no severance or other termination benefits shall be required to be paid or payable to such Offer Employee under such Severance Plan and no severance or termination benefits paid thereto shall constitute Actual Severance Costs.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For the avoidance of doubt, each member of the Acquired Group (a) shall be an Affiliate of Seller, and shall not be considered an Affiliate of the applicable Purchaser, prior to the Initial Closing and (b) shall be an Affiliate of Purchaser, and shall not be considered an Affiliate of Seller, from and after the Initial Closing.

“Alternative Apparel” means Alternative Apparel Inc., a Delaware corporation and wholly-owned Subsidiary of Seller.

“Anti-Corruption Laws” means all U.S. and applicable non-U.S. Laws relating to the prevention of bribery, corruption, and money laundering, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), the UK Bribery Act 2010, the Italian Criminal Code (Codice Penale), the Italian Legislative Decree (decreto legislativo) No. 231 of June 8, 2001 and the Italian Legislative Decree (decreto legislativo) No. 231 of November 21, 2007.

“Antitrust Law” means any federal, state, provincial, foreign or supranational statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Closing” means the Initial Closing or a Deferred Closing, as applicable.

“Applicable Closing Date” means the Initial Closing Date or a Deferred Closing Date, as applicable.

“Archived Copyright” means any Copyright in artwork or a design that is primarily related to, and, at the time of last use, was used in or held for use in the Business, but that has not been used in the Business in the twelve (12) month period prior to the date hereof.

“Assignment and Assumption Agreement and Bill of Sale” means each Assignment and Assumption Agreement and Bill of Sale for Purchased Assets and Assumed Liabilities to be

Annex B – 2

entered into by a Seller Entity, on the one hand, and Purchaser or its designated subsidiaries, on the other hand, in each case, substantially in the form of Exhibit B to this Agreement.

“Assumed Liabilities” has the meaning set forth on Annex E to this Agreement.

“AUS Actual Severance Costs” means the Actual Severance Costs with respect to AUS Business Employees.

“AUS Business Employees” means Seller Entity Business Employees of the Australia Business.

“AUS Estimated Severance Costs” means $1,000,0000.

“AUS Estimated Severance Costs Maximum” means $1,100,000.

“AUS Severance Adjustment Amount” means an amount equal to the difference between (i) the AUS Estimated Severance Costs minus (i) the lesser of (A) the AUS Actual Severance Costs and (B) the AUS Estimated Severance Costs Maximum, as finally determined in accordance with Section 6.13(h).

“Australia Business” shall mean the Business conducted in Australia and New Zealand.

“Bankruptcy Code” means the United States Bankruptcy Code, as amended, modified, succeeded or replaced from time to time.

“Base Purchase Price” means $697,000,000, plus the Separate IP Purchase Price.

“Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), any “occupational pension scheme” or “personal retirement savings account” (as defined in the Irish Pensions Act 1990), in each case, whether or not subject to ERISA, and any other plan, program, policy, agreement, arrangement or Contract providing for compensation or benefits, including severance, redundancy, pay in lieu of notice, termination pay or indemnity, or retention benefits, employment, individual consulting, profit-sharing, bonuses, commissions, equity compensation (including stock options, stock appreciation, stock purchase or other stock-related rights), incentive compensation, deferred compensation, transaction, stay, success, change-in-control or similar benefits, workers’ compensation, supplemental unemployment benefits, vacation or paid time off benefits, health, medical or hospitalization benefits, dental benefits, disability benefits, accident benefits, other welfare or fringe benefits, including post-employment health or welfare or other benefits, jubilee or gratuity payments, end of service pay, service award, supplemental executive or retirement benefits, pension benefits, employee benefit trust or any other compensation or benefits, in each case, whether or not written, whether or not voluntary, and whether funded, unfunded, financed by the purchase of insurance, contributory or noncontributory, and, in each case, (i) that is established, sponsored, maintained or contributed to, or required to be contributed to, by Seller or any of its Affiliates, or for which Seller or its Affiliates has any Liability, in each case, for the benefit of, or with respect to, any Business Service Provider or any dependent or beneficiary thereof, or (ii) for which any member of the Acquired Group has any Liability, including on account of an ERISA Affiliate, other than, in each case, any plan, program

Annex B – 3

or arrangement sponsored or administered solely by a Governmental Entity (it being understood that that the employer’s calculation of contributions or similar administrative employer functions shall not cause such plan, program or arrangement to be characterized as not being solely sponsored or administered by a Governmental Entity).

“Business” means the business of (a) designing, manufacturing, sourcing, marketing and selling (in any channel) lifestyle and athletic performance apparel, innerwear and accessories, such as t-shirts, sweatshirts, socks, footwear, casualwear, outerwear and activewear, in each case, that is conducted under the “Champion,” “C9,” “Shock Absorber, ” “Gear For Sports,” “Alternative Apparel,” “Knights Apparel,” “GTM,” and “Duofold” brands, including the licensing of the forgoing brands to third parties, (b) operating (i) specialty retail stores under the “Game 7 Athletics” and “Champion” brands (including “Champion” retail outlet stores) and (ii) the “Event 1” retail and concessionaire business at sporting events, (c) designing, manufacturing, sourcing, marketing and selling (in any channel) co-branded sports apparel, innerwear and accessory merchandise, teamwear and licensed brand products using both owned and licensed third party brands such as Under Armour under the “Gear for Sports,” “Knights Apparel,” and “Champion Teamwear” business lines, including under applicable sports licensing agreements with colleges, leagues and other organizations, and (d) designing, manufacturing, sourcing, marketing and selling (in any channel) printable blank apparel, innerwear and accessory products for customization to distributors under the “Champion,” and “Alternative Apparel,” in each case of clauses (a) through (d), as conducted by Seller and its Affiliates as of the date hereof and as of the Initial Closing Date, but excluding the Shutdown Facilities, the U.S. Retail Store Business and the Japan Business.

“Business Day” means any day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close in New York City.

“Business Employee” means each Acquired Group Business Employee and Seller Entity Business Employee.

“Cash” means, as of any time of determination, and without duplication of any component, an amount (which shall not exceed the Maximum Cash Amount in any given jurisdiction), equal to (a) the aggregate amount of cash, cash equivalents and marketable securities, in each case, held by the members of the Acquired Group and included in Purchased Assets (whether on hand or in deposit, checking, brokerage or other accounts of a financial institution), minus (b) Restricted Cash, plus (c) the aggregate amount of checks, wires, transfers and drafts received or deposited for the account of the members of the Acquired Group and included in Purchased Assets, minus (d) the aggregate amount of issued but uncleared checks, wires, transfers and drafts by the members of the Acquired Group, minus (e) any cash constituting insurance proceeds in respect of a condemnation, casualty, loss or other damage to any Purchased Assets or assets of the Acquired Group prior to the Initial Closing Date that has not been used to repair or replace such condemned or damaged property (unless the Acquired Group recognized a corresponding payable in Working Capital with respect to such cash), in each case determined and calculated in accordance with the Accounting Principles. For the avoidance of doubt, Cash shall not include any item to the extent included in the calculation of Working Capital or the Filing Fee Reimbursement Amount.

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“CERCLA” means the Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

“Choloma Facilities” means the warehouse facilities located at ZIP Choloma, La Mora, Carreta a Puerto Cortes, Edificio D, F, G.

“Closing Date Purchase Price” means the Purchase Price calculated using the estimates of Cash, Indebtedness, Working Capital and Unpaid Company Transaction Expenses included in the Estimated Statement.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Owned Intellectual Property” means all Intellectual Property (a) owned by the members of the Acquired Group and (b) all Intellectual Property owned by the Seller Entities that (i) is currently being developed primarily for the Business, (ii) is primarily related to and used in or held for use in the Business, or (iii) is set forth on Section 1.01(f) of the Disclosure Schedules, including (A) the patents set forth on Section 1.01(f)(i) of the Disclosure Schedules, (B) the Internet Properties set forth on Section 1.01(f)(ii) of the Disclosure Schedules, (C) the Copyrights set forth on Section 1.01(f)(iii) of the Disclosure Schedules, and (D) the Marks set forth on Section 1.01(f)(iv) of the Disclosure Schedules, but excluding the Retained Intellectual Property.

“Compensation Amount” means, the sum of (i) amounts provided in clause (ix) of Indebtedness with respect to Transferred Employees who transfer employment on a date that is later than the Initial Closing, with all references to “Initial Closing” replaced with “applicable Deferred Closing” plus (ii) the employer portion of any Taxes relating to payments due under clauses (i) (provided that any social security Taxes that are incurred with respect to a Transferred Employee primarily providing services in the United States who remains employed through the two (2) month anniversary of his or her Transfer Date and is reasonably expected to exceed the social security limit for the year in which his or her Transfer Date occurs based on continued employment through the end of such year shall not constitute Compensation Amount), calculated as if payable at the applicable time of determination, in each case to the extent not included in the calculations as finally determined pursuant to Section 1.04.

“Confidential Information” has the meaning ascribed to such term in the Confidentiality Agreement.

“Confidentiality Agreement” means that certain letter agreement, dated as of October 27, 2023, by and between Seller and ABG Topco.

“Consolidated Tax Return” means any Tax Return of a Seller Tax Group with respect to any U.S. federal, state or local or non-U.S. Taxes (including Income Taxes) that are paid on an affiliated, consolidated, combined, unitary or similar group basis.

“Contract” means any oral or written agreement, contract, lease, sublease, license, sublicense, indenture, mortgage, deed of trust or other legally binding commitment or arrangement (excluding purchase orders entered into in the ordinary course of business).

Annex B – 5

“COVID-19” means SARS-CoV-2 or COVID-19, and any future resurgences, evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“Cybersecurity Measures” means (i) any measures enacted or regulations promulgated by a Governmental Entity relating to cybercrime, cyberterrorism, ransomware, malware, privacy or the protection of Personal Data and (ii) any reasonable measures, changes in business operations or other practices, affirmative or negative, adopted in good faith by Seller or its Affiliates in response to a cybersecurity attack, breach or incident, for the protection of its information technology or any stored Personal Data.

“Debt Releases” shall mean customary payoff letters, release letters and deeds of release with respect to the Seller Credit Documents that, in each case, (i) reflect the amounts required in order to pay in full the Indebtedness incurred thereunder or evidenced thereby (other than contingent obligations customarily surviving payment in full), and (ii) provide that, upon payment in full of the amounts indicated therein, all security interests and guarantees securing such Seller Credit Documents will be discharged and automatically released and that the holders of such Indebtedness (or their applicable representative(s)) agree effective upon such payment in full to provide from time to time on request of the Acquired Group members (or their designee) such Lien releases as are necessary or desirable to evidence the discharge, release and termination in full of all Liens related to such Indebtedness, including appropriate UCC termination statements and intellectual property security releases. For the avoidance of doubt, the foregoing shall include the forms C6 in respect of any Liens securing the obligations under the Seller Credit Documents that are registered against any member of the Acquired Group in the Irish Companies Registration Office.

“Defective Inventory” means (i) any item of Deferred Business Inventory that is defective or otherwise not saleable in the ordinary course of business because it is worn, scratched, broken, faded, torn, mismatched, tailored, or affected by other similar defects (including but not limited to damaged packaging) rendering it not of first quality or (ii) any item of Deferred Business Inventory that has been marked out of stock, set aside for return to vendor, or received a similar designation.

“Deferred Business” means, as applicable, the Going Concern Business and the Wholesale Business.

“Deferred Business Assumed Liabilities” has the meaning set forth in Annex G.

“Deferred Business Employee” means any Seller Entity Business Employee who primarily provides services to the Deferred Business.

“Deferred Business Inventory” means all finished goods Inventory (including goods in transit) owned by a Seller Entity that is used or held for use in connection with the Deferred Businesses (as applicable) and excluding any Inventory that is on consignment or in the possession of third parties.

“Deferred Business Purchased Assets” has the meaning set forth in Annex G.

“Deferred Business Reserves” means, for any Deferred Business, an amount equal to (v) such Deferred Business’ ordinary course seasonal markdown and return-to-vendor reserves for

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the current season as of the applicable Deferred Closing Date, plus, (w) if such Deferred Business operates an ecommerce website, the ordinary course ecommerce customer returns reserve as of the applicable Deferred Closing Date, plus (x) solely in the case of the Australia Business, (i) the ordinary course customer retail store returns reserve as of the applicable Deferred Closing Date, plus (ii) the store make-good provisions as the term is used within the Australia Business, plus (y) without duplication of the amounts included in the foregoing, the Deferred Business Assumed Liabilities, minus (z) without duplication of the amounts included in the foregoing, the value of any current assets included in the Deferred Business Purchased Assets (excluding all Inventory), in each case, determined in accordance with the Accounting Principles.

“Disclosure Schedule” means the disclosure schedule attached hereto and incorporated herein.

“Distribution Centers” means one or more distribution centers to be reasonably agreed between the applicable Parties.

“Enterprise-Wide Contract” means any Shared Contract (a) for the purchase, lease, license or other provision of materials, supplies, goods, equipment, Intellectual Property rights or services to the Seller Entities or a subset thereof and (b) to which a Seller Entity, but no member of the Acquired Group, is a party. For the avoidance of doubt, a member of the Acquired Group is not a party to a Shared Contract that refers to “affiliates” or “subsidiaries” of a Seller Entity being party to such Contract if such member of the Acquired Group is not otherwise expressly a signatory thereto.

“Environmental Law” means any applicable Law or Injunction in effect on the Initial Closing Date (a) relating to pollution (or the cleanup thereof) or the protection of the environment, natural resources, endangered or threatened species, or public health (to the extent related to exposure to Hazardous Materials); or (b) concerning the exposure to, or the management, manufacture, use, generation, storage, containment, treatment, recycling, reclamation, reuse, processing, production, transportation, disposal, remediation, cleanup, discharge, or Release of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any analogous state statutes): CERCLA; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901, et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251, et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601, et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001, et seq.; and the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401, et seq.; and the Italian Legislative Decree (decreto legislativo) No. 152 of April 3, 2006, as amended and supplemented. For the avoidance of doubt, Environmental Laws does not include any Worker Health and Safety Laws.

“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Proceeding under Environmental Law alleging noncompliance with any Environmental Law or any term or condition of any Environmental Permit.

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“Environmental Permit” means any license, certificate, permit, authorization, registration or approval required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Estimated Holdback Inventory” means Inventory of the Sports Apparel Business in an amount equal to $35,000,000.

“Estimated Severance Costs” means an amount equal to the sum of the AUS Estimated Severance Costs and the Non-AUS Estimated Severance Costs.

“Estimated Severance Costs Maximum” means an amount equal to the sum of the AUS Estimated Severance Costs Maximum and the Non-AUS Estimated Severance Costs Maximum.

“Estimated Unpaid Company Transaction Expenses” means the Unpaid Company Transaction Expenses calculated using the estimates included in the Estimated Statement.

“European Business” shall mean the Business conducted in Europe.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excess Sports Apparel Inventory” means, if the aggregate amount of Inventory of the Sports Apparel Business (after giving effect to the Knights Inventory Transfer, but without giving effect to the transfer to a Seller Entity of the Retained Sports Apparel Inventory or any Excess Sports Apparel Inventory) exceeds the Sports Apparel Inventory Cap, Inventory of the Sports Apparel Business determined in accordance with the SA Holdback Methodology comprised of an amount of Inventory of the Sports Apparel Business equal to such excess (it being understood that, if the aggregate amount of Inventory of the Sports Apparel Business is equal to or less than the Sports Apparel Inventory Cap, there shall be no Excess Sports Apparel Inventory). For all purposes of this definition, the amount of Inventory shall be calculated in accordance with the methodology set forth in the WC Inventory Valuation Schedule as of the Measurement Time.

“Excluded Assets” has the meaning set forth on Annex E to this Agreement.

“Excluded Liabilities” has the meaning set forth on Annex E to this Agreement.

“Facilities Shutdown Cost” means the (i) aggregate amount of the Individual Facility Shutdown Cost for all of the Hanes Shutdown Facilities, plus (ii) the Honduras Facility Shutdown Cost.

“Facility Shutdown Cost Schedule” means a schedule setting forth, for each Shutdown Facility, such Shutdown Facility’s monthly rent, its remaining lease term, and the calculation of the Individual Facility Shutdown Cost for each such Shutdown Facility, which schedule is attached hereto as Schedule A-6.

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“Filing Fee Reimbursement Amount” means $130,000, representing Seller’s portion of the fee paid in connection with the filing that was made on or about April 23, 2024 in connection with the Transactions pursuant to the HSR Act.

“Final Purchase Price” means the Purchase Price as finally determined in accordance with Section 1.04.

“Former Business Employee” means any former employee of (i) any member of the Acquired Group or (ii) Seller or one of its Affiliates who spent at least fifty percent (50%) of his or her working time on the Business.

“Fraud” means actual and intentional fraud committed by a Party under the Laws of the State of Delaware in respect of a representation or warranty set forth in Article II or Article III or any certificate delivered by a Party pursuant to this Agreement. For the avoidance of doubt, Fraud does not include equitable fraud, promissory fraud, unfair dealings fraud or any torts (including fraud) based on negligence or recklessness.

“Fundamental IP Representations” means the representations and warranties set forth in Section 2.10(a) through Section 2.10(d) (Intellectual Property).

“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time.

“Going Concern Business” means, as applicable, the LATAM Business and the Australia Business. For the avoidance of doubt, the Going Concern Business shall not include any portion of the Business that is transferred in the Initial Closing or that constitutes the Wholesale Business.

“Going Concern Business Representations” the representations and warranties set forth in Section 2.03 (No Conflicts; Consents), Section 2.08 (Tangible Title to Assets), Section 2.09 (Real Property), Section 2.14 (Benefit Plans) and Section 2.18 (Employee and Labor Matters), in each case, as applied to the Going Concern Business to be transferred at a Deferred Closing.

“Governmental Entity” means any supranational, foreign, federal, state, provincial or local government, or any division, agency, department, commission, authority or instrumentality thereof, arbitration tribunal, court, legislature, other legislative body or executive body

“Grossed-Up Withholding Taxes” means any Taxes (including any such Taxes imposed by way of withholding) imposed with respect to a payment by an Acquiring Purchaser under this Agreement to the extent exceeding the amount of such Taxes that would have been imposed and/or required to be withheld if such Acquiring Purchaser had been (a) ABG Purchaser or (b) an entity resident for Tax purposes in the same jurisdiction as the applicable Seller Entity (in the case of a payment related to an acquisition of Purchased Assets) or Acquired Company (in the case of an acquisition of Acquired Shares) (with such excess determined based on the larger of clause (a) or (b)).

“Guarantee” means any guarantee, covenant, indemnity, banker’s acceptance surety bond, letter of credit, comfort letter, or similar assurance of credit support.

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“Hanes Shutdown Facility” means each Shutdown Facility whose Shutdown Facility Lease ABG Purchaser does not elect to assume in accordance with Section 6.12(b) (including as a result of a failure to deliver the Acceptance Notice).

“Hazardous Material” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, that is defined or regulated as hazardous, acutely hazardous, toxic, or words of similar import and regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form (including fibers), lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls and per-and polyfluoroalkyl substances (PFAS), including perfluorooctyl sulfonate (PFOS), perfluorooctanoic acid (PFOA), perfluorononanoic acid (PFNA), and perfluorohexanesulfonic acid (PFHxS), other perfluorinated chemicals (PFCs), and hexafluoropropylene oxide (HFPO) dimer acid.

“High Point Warehouse” means the lease for the warehouse facility located at 4190 Eagle Hill Drive, High Point, North Carolina 27265.

“Honduras Facility Shutdown Cost” means an amount equal to $5,350,000.

“Hong Kong Business” shall mean the Business conducted in Hong Kong.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder.

“Human Rights” means any and all internationally recognised human rights understood, at a minimum, as those expressed in the International Bill of Human Rights and the principles concerning fundamental rights set out in the International Labour Organisation’s Declaration on Fundamental Principles and Rights at Work, including but not limited to the UK Modern Slavery Act 2015 and the U.S. Uyghur Forced Labor Prevention Act.

“Income Tax” means any Tax imposed on or measured by net income (however denominated) or gain, or branch profits, franchise or similar Taxes in each case imposed in lieu of a Tax on net income or gain.

“Income Tax Return” means a Tax Return that is filed with respect to Income Taxes.

“Indebtedness” means, as of any time of determination, without duplication, an amount equal to the aggregate of all obligations (including in respect of outstanding principal amounts of accrued and unpaid interest on and the other payment obligations, including any prepayment, breakage, make-whole and other premiums, penalties, fees, costs and charges payable as a result of the consummation of the transactions contemplated by this Agreement) in respect of the following (i) indebtedness for borrowed money or indebtedness issued in substitution or exchange for borrowed money (excluding trade payables arising in the ordinary course of business to the extent that such payables are included as current liabilities in the final determination of Working Capital in accordance with Section 1.04); (ii) liabilities evidenced by notes, debentures, bonds or other debt security; (iii) letters of credit, bank guarantees, surety bonds, performance bonds or similar facilities (to the extent drawn); (iv) obligations to pay any contingent purchase price, earn-out, deferred purchase price, adjustment holdback or similar contingent or deferred payment,

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calculated as if the full amount thereof was due and payable as of such time of determination of Indebtedness (including any seller notes, but excluding any trade payables and accrued expenses arising in the ordinary course of business to the extent such amounts are reflected in the final determination of Working Capital in accordance with Section 1.04); (v) finance leases but only to the extent required to be recorded as a finance lease under the Accounting Principles; (vi) the net settlement amount of all hedges, interest rate, currency swaps or other derivative arrangements, calculated as though such arrangements were unwound as of immediately prior to the Applicable Closing (which shall reduce Indebtedness if in an asset position); (vii) any declared but unpaid distributions in respect of the equity interests of a member of the Acquired Group unless payable to another member of the Acquired Group; (viii) the amount of liability of the members of the Acquired Group for any unpaid severance obligations (including pay in lieu of notice, termination indemnity, end of service, thirteenth (13th) and fourteenth (14th) month pay, superannuation, and similar termination payments or benefits (including trattamento di fine rapporto (TFR))) accrued or earned as of, and relating solely to employee terminations occurring prior to, the Initial Closing, (ix) any earned but unpaid compensation (including commissions, bonuses, variable pay, cash performance, other incentive compensation (calculated based on actual performance as of immediately prior to the Initial Closing), vacation days and paid time off (including accrued and not used holidays and leaves) and trattamento di fine rapporto (TFR) and similar earned or accrued termination payments and indemnities, but excluding salary and other ordinary wages (to the extent included in Working Capital of the Business)), accrued or earned prior to the Initial Closing and payable following the Initial Closing by Purchaser or its Affiliates (including the Acquired Group) to any current or former employees, commercial agent or other individual service providers of Seller or its Affiliates (including the Acquired Group); provided, that any amounts that will only become payable by Purchaser or its Affiliates (including the Acquired Group) in the event a Business Employee becomes a Transferred Employee on the Deferred Closing Date shall be excluded for purposes of Section 1.04 and shall instead be included with respect to such Transferred Employees in the Compensation Amount; (x) the amount of liabilities of the members of the Acquired Group for benefits with respect to defined benefit or defined contribution pension or similar pension-like plans or arrangements (including any unpaid employer contributions attributable to the period prior to the Applicable Closing, whether or not accrued) such as jubilee payment plans, long-service award plans, and gratuity programs and, in such case, only to the extent that the amount of such liabilities exceeds the fair market value of any assets available to such members of the Acquired Group and held in trust or otherwise dedicated solely to the satisfaction of such liabilities; (xi) the employer portion of any Taxes relating to payments due under clauses (viii) through (x) (provided that any social security Taxes that are incurred with respect to a Transferred Employee primarily providing services in the United States who remains employed through the two (2) month anniversary of his or her Transfer Date and is reasonably expected to exceed the social security limit for the year in which his or her Transfer Date occurs based on continued employment through the end of such year (disregarding the effect of any Unpaid Company Transaction Expenses or Indebtedness) shall not constitute Indebtedness), calculated as if payable at the applicable time of determination; (xii) long-term deferred revenue; (xiii) gift card liabilities, (xiv) customer deposits for the Sports Apparel Business, (xv) all obligations, direct or indirect, in respect of guarantees of the obligations described in the preceding clauses; and (xvi) any of the foregoing secured by any Lien (other than any Permitted Lien) on any Purchased Asset or asset of a member of the Acquired Group; provided that in no event shall Indebtedness include obligations arising under or with respect to any real estate lease or operating

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lease. For the avoidance of doubt, Indebtedness shall not include any item to the extent included in the final determination of the Working Capital or Unpaid Company Transaction Expenses in accordance with Section 1.04 or any Excluded Liability.

“Indemnified Taxes” means (a) any Taxes of any member of the Acquired Group or with respect to the Purchased Assets, in each case, for a Pre-Closing Tax Period, (b) any Taxes of any Person (other than the Purchasers or any of their Affiliates) for which a Purchaser, its Affiliates or any member of the Acquired Group is liable (x) as a result of being a member of a Seller Tax Group or of any other consolidated, affiliated, unitary, aggregate combined, or similar group for applicable Tax purposes that includes Seller or any of its Affiliates (other than a group solely comprised of members of the Acquired Group) prior to Closing, including by reason of Treasury Regulations Section 1.1502-6 or any similar or analogous provision of state, local or non-U.S. Tax Law or (y) as transferee or successor which Taxes relate to an event or transaction occurring prior to Closing, (c) any Liabilities of the members of the Acquired Group or relating to the Purchased Assets, in each case, in respect of the Taxes of another Person (other than Purchaser or their Affiliates) under any Contract (other than this Agreement, or Contracts entered into in the ordinary course of business the primary purpose of which is not Taxes) entered into prior to Closing, (d) any Taxes of Seller, the Seller Entities or any of their Affiliates (including any indirect capital gains or similar Taxes arising in connection with the transfer of the members of the Acquired Group), (e) without duplication of any Taxes described in Section 10.02(d), any Taxes (including Transfer Taxes and Taxes arising as a result of this Agreement on degrouping or deferred gains) resulting from the Pre-Closing Restructuring Transactions or any other transactions undertaken prior to Closing, and (f) Seller’s share of any Transfer Taxes (determined in accordance with Section 6.06(g)) and Indirect Taxes (determined in accordance with Section 6.06(k)).

“Indirect Taxes” means any value added, goods and services, sales, use, consumption, service or similar taxes, including VAT but excluding Income Taxes, imposed by any Governmental Entity.

“Individual Facility Shutdown Cost” means, for each Hanes Shutdown Facility, the amount listed in respect of such Shutdown Facility on the Facility Shutdown Cost Schedule provided, however, that for each Hanes Shutdown Facility that is also a Retained Retail Store, such amount shall be decreased by aggregate rental payments (calculated on a daily basis) that would be payable under the lease for such Retained Retail Store for the period beginning on February 1, 2025 and ending on the Estimated Closure Date (based on the amounts provided in the Facility Shutdown Cost Schedule); provided, for the avoidance of doubt, in no event shall such Estimated Closure Date be later than June 30, 2025.

“Injunction” means any temporary restraining order, preliminary or permanent injunction or other judgment, order, writ, stipulation, award, or decree issued, entered or granted by a Governmental Entity.

“Intellectual Property” means any and all intellectual property rights, including statutory and/or common law rights, throughout the world, including such rights arising out of or associated with the following: (a) patents and patent applications, statutory invention registrations, and other rights in inventions, designs, products, tech packs, samples, systems, processes, technology, assembly procedures, tools and molds, techniques, developments and improvements, whether or

Annex B – 12

not patentable, (b) trademarks, service marks, trade dress, trade names, brand names, product names, corporate names, fictitious names, symbols, slogans, logos and indicia of source or origin, whether registered or unregistered, and registrations and applications for registration thereof, including translations of the foregoing and any foreign or international equivalent of the foregoing, and all goodwill associated therewith and symbolized thereby (“Marks”), (c) domain names and applications and registrations therefor and social media accounts (“Internet Properties”), (d) copyrights, rights in databases and artwork, moral rights, and registrations and applications for registration thereof, and any equivalent rights in works of authorship (“Copyrights”), (e) trade secrets and other rights in “know-how” or other proprietary or confidential information, (f) name and likeness, privacy and publicity rights and intellectual property rights in social media handles, (g) computer software programs, including all source code, object code, specifications, designs and documentation related thereto, (h) other proprietary rights or similar rights recognized in any jurisdiction around the world, and (i) the right to sue and recover for past, present, and future infringement, misappropriation, dilution or other violations of any of the foregoing, all rights in or to the foregoing provided by international treaties and conventions, and all other rights, priorities and privileges accruing thereunder or pertaining thereto throughout the world.

“Inventory” means raw materials, work-in-process, parts, spare parts, packaging materials, labels, supplies and finished goods (including in transit, on consignment or in the possession of any third party).

“IP Assignment Agreements” means that certain Trademark Assignment Agreement, by and between HBI Branded Apparel Enterprises, LLC and ABG Purchaser, in substantially the form attached hereto as Exhibit E-1, that certain Copyright Assignment Agreement, by and between HBI Branded Apparel Enterprises, LLC and ABG Purchaser, in substantially the form attached hereto as Exhibit E-2, that certain Patent Assignment Agreement, by and between HBI Branded Apparel Enterprises, LLC and ABG Purchaser, in substantially the form attached hereto as Exhibit E-3 and that certain Domain Name Assignment Agreement, by and between HBI Branded Apparel Enterprises, LLC and ABG Purchaser, in substantially the form attached hereto as Exhibit E-4.

“IP Representations” means the representations and warranties set forth in Section 2.10(a) through Section 2.10(g) (Intellectual Property).

“IPCo” means ABG Purchaser or one or more Subsidiaries of ABG Purchaser (which may include an Acquired Company that is being acquired, directly or indirectly, by ABG Purchaser), as designated by ABG Purchaser to Seller in writing prior to the Initial Closing Date.

“IPCo Entities” means, collectively, (i) IPCo and its direct or indirect Subsidiaries or (ii) any Permitted JV Transferee following a Permitted JV Transfer.

“Irish Company” means Champion Products Europe Limited, a company incorporated in Ireland with registration number 320044 and having its registered office at Suite 8, Plaza 212, Blanchardstown Corporate Park, 2 Blanchardstown, Dublin 15, D15 V446, Ireland.

“IT Systems” means all computers, (including servers, workstations, desktops, laptops and handheld devices), software, hardware, networks, firmware, middleware, routers, hubs, switches,

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data communications lines, data storage devices, data centers, operating systems and other information technology equipment, hardware, infrastructure and computer systems owned by or leased or licensed to any of the Seller Entities or the members of the Acquired Group, to the extent used in the operation of the Business.

“Italy Company” means HBI Italy Acquisition Co. S.r.l.

“Japan Business” shall mean the Business conducted in Japan.

“Japan License Agreement” means a License Agreement to be entered into by Seller and Purchaser or their designated Affiliates, consistent with the Japan License Agreement Term Sheet and Form of License Agreement in the manner provided in Section 6.17.

“Joinder” means a joinder to this Agreement, substantially in the form attached hereto as Exhibit G.

“Knowledge of Seller” means the actual knowledge of the Persons listed on Schedule A-7, after reasonable inquiry.

“KYC Information” means, collectively, (i) all documentation and other information required by any Governmental Entity under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001 and (ii) all documentation and other information regarding each member of the Acquired Group and its business required for the certification regarding individual beneficial ownership “Beneficial Ownership Certification” required by 31 C.F.R. §1010.230, in each case that is requested nine (9) Business Days prior to the Initial Closing.

“LATAM Business” shall mean the Business conducted in Mexico and Argentina.

“Laurel Hill Warehouse” means the lease for the warehouse facility located at 18400 Fieldcrest Road, Laurel Hill, North Carolina.

“Law” means any law, statute, rule, ordinance, regulation or Injunction enacted, promulgated, issued, entered, granted or enforced by a Governmental Entity.

“Liabilities” means liabilities, obligations, and commitments of whatever kind and nature, primary or secondary, direct or indirect, absolute or contingent, known or unknown, whether or not accrued.

“Losses” means losses, claims, damages, judgments, settlements, fines, penalties or expenses (including reasonable and documented out-of-pocket legal fees and expenses).

“Malicious Code” means any time bomb, logic bomb, Trojan horse, trap door, back door, virus, ransomware, spyware, adware, scareware, or other code, in each case designed (a) to harm, impair, disrupt, disable, or provide unauthorized access to or use of any IT Systems or (b) to, without authorization, access, use, disclose, compromise the privacy or security of, delete, destroy, modify, encrypt, or corrupt any information or data.

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“Manufacturing and Supply Agreement” means a Manufacturing and Supply Agreement, in substantially the form attached hereto as Exhibit F.

“Marks” has the meaning set forth in the definition of Intellectual Property in this Annex B.

“Material Adverse Effect” means any change, effect, event, occurrence, development, fact, circumstance or condition that, individually or in the aggregate with all other changes, effects, events, occurrences, developments, facts, circumstances or conditions, has, or would reasonably be expected to have, a material adverse effect on the condition (financial or otherwise) or results of operations of, the Acquired Group or the Business, taken as a whole; provided, however, that, a “Material Adverse Effect” shall exclude any such change, effect, event, occurrence, development, fact, circumstance or condition to the extent resulting from (i) any change, effect, event or occurrence in the credit, financial or capital markets or the economy in general, including changes in interest or exchange rates, (ii) any change in regulatory, legislative political conditions, (iii) any change after the date hereof to applicable Law or applicable accounting regulations or principles, including GAAP, or the interpretation or enforcement of any of the foregoing, (iv) any change, effect, event, occurrence, development, fact, circumstance or condition generally affecting any of the industries or geographic areas in which the Business is conducted or the Acquired Group operates, (v) the negotiation, execution and delivery of this Agreement or any Other Transaction Document, the consummation of the Transactions or the public announcement or other publicity with respect to any of the foregoing, in each case, including as a result of the identity of, or any facts or circumstances relating to, a Purchaser or its Affiliates (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors and other persons with which the Business and/or the Acquired Group have business relations) (it being understood that the exception described in this clause (v) shall not apply with respect to any representations and warranties (in whole or relevant part) made by Seller in this Agreement, the purpose of which is to address the consequences resulting from, relating to or arising out of the execution and delivery of this Agreement or any Other Transaction Document, the consummation of the Transactions or any conditions to Closing related to such representations and warranties); (vi) any act or threat of terrorism, cyber terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening of the foregoing, any hurricane, flood, tornado, earthquake or natural disaster, or any other force majeure event, whether or not caused by any Person, or any national or international calamity or crisis, (vii) COVID-19, the enactment of any Pandemic Measures or any other epidemic, pandemic, plague, outbreak of illness or public health event, (viii) the enactment of any Cybersecurity Measures, (ix) any action or inaction by Seller or any of its Affiliates, which action or inaction is expressly required by this Agreement or any of the Other Transaction Documents (other than any action required by Section 4.02(a)), (x) any failure of Seller to meet any internal or external projection, estimate, budget, prediction, plan, milestone or forecast (provided that any change, effect, event, occurrence, development, fact, circumstance or condition thereof underlying such failure may be taken into account in determining whether a Material Adverse Effect has or would reasonably be expected to occur (to the extent such change, effect, event, occurrence, development, fact, circumstance or condition thereof is not otherwise excluded from this definition of Material Adverse Effect)), or (xi) any actual or potential sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Entity, except, in the case of each of clauses (i), (ii), (iii), (iv), (vi), (vii), (viii) and (xi), to the extent that the Acquired Group or the Business are disproportionately affected thereby as

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compared with other participants in the industry in which Business is conducted or operated (in which case, only the incremental disproportionate impact may be taken into account in determining whether there has been a Material Adverse Effect).

“Maximum Cash Amounts” means, with respect to any jurisdiction set forth on Schedule A-4, an amount of Cash, equal to the amount set forth on Schedule A-4, with respect to such jurisdiction.

“Minimum Cash Amounts” means, with respect to any jurisdiction set forth on Schedule A-5, an amount of Cash, not to exceed the amount set forth on Schedule A-5, with respect to such jurisdiction, which Cash is usable in the ordinary course operations of the Business in such jurisdiction and that would not constitute “Restricted Cash” under clauses (b) or (c) of the definition thereof.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“Non Royalty Paying Affiliate” means each Person other than an IPCo Entity that (i) is an Affiliate of ABG Purchaser and (ii) commercializes the Earnout Intellectual Property but (iii) does not pay licensing revenues, royalties or similar payments to the IPCo Entities with respect to the commercialization of the Earnout Intellectual Property.

“Non-AUS Actual Severance Costs” means the Actual Severance Costs with respect to Seller Business Entity Employees other than AUS Business Employees.

“Non-AUS Estimated Severance Costs” means $18,300,000.

“Non-AUS Estimated Severance Costs Maximum” means $20,370,000.

“Non-AUS Severance Adjustment Amount” means an amount equal to the difference between (i) the Non-AUS Estimated Severance Costs minus (i) the lesser of (A) the Non-AUS Actual Severance Costs and (B) the Non-AUS Estimated Severance Costs Maximum, as finally determined in accordance with Section 6.13(h).

“NYC HQ” means the leased premises at 260 Madison Avenue, New York, NY 10016, 7th floor.

“NYC Lease” means the office sublease for the NYC HQ.

“Other Transaction Documents” means the Transaction Documents other than this Agreement.

“Pandemic Measures” shall mean any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, workforce reduction, safety or any other similar Law, order, directive, protocol, guidelines or recommendations by any applicable Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19.

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“Patent and Technology License Agreement” means a Patent and Technology License Agreement to be entered into by Seller and Purchaser, consistent with the terms set forth on Exhibit K to this Agreement.

“Permit” means any permit, license, approval, authorization, registration, variance, franchise, waiver, certification, concession, exemption, endorsement, accreditation, registration or qualification, granted by or obtained from any Governmental Entity pursuant to Law, excluding any Environmental Permit.

“Permitted Lien” means any (i) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other similar Lien arising or incurred in the ordinary course of business for amounts that are not yet due and payable or are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (ii) Lien arising under workmen’s compensation, unemployment insurance, or other social security Laws, (iii) Lien for any Tax, assessment and other governmental charge that is not yet due and payable or that is being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Financial Statements (or if first arising after the final Financial Statement, on the financial statements of the Acquired Group or applicable Seller Entity) in accordance with GAAP, (iv) Real Property Permitted Lien, (v) Lien that will be released prior to or at the Initial Closing (provided that such Liens shall not be Permitted Liens as of the Initial Closing), (vi) licenses of Intellectual Property entered into in the ordinary course of business prior to the date hereof, (vii) Lien described in Section A-8 of the Disclosure Schedule, (viii) solely to the extent terminated pursuant to the Debt Releases, Liens arising from the Seller Credit Documents (provided that such Liens shall not be Permitted Liens as of the Initial Closing), (ix) Liens arising under or with respect to any original purchase price conditional sales Contract or equipment lease entered into in the ordinary course of business; and (x) other than Liens on Intellectual Property, any Lien that does not, individually or in the aggregate, materially impair the continued use and operation of the properties and assets to which such Lien relates in the conduct of the Business.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Personal Data” means any (i) information that identifies, relates to, describes, is reasonably capable of being associated with, or would reasonably be linked, directly or indirectly, with a particular natural individual, or (ii) “nonpublic personal information,” or “personally identifiable information,” or “personal data,” as defined under applicable Privacy Laws, including, as applicable, Regulation (EU) 2016/679.

“Post-Closing Tax Period” means any taxable period beginning after the Applicable Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning after the Applicable Closing Date.

“Pre-Closing Restructuring Costs” means all out-of-pocket fees, costs, disbursements, commissions, expenses or similar payments incurred, payable, or to be payable by or on behalf of the members of the Acquired Group in connection the Pre-Closing Restructuring Transactions,

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including legal, accounting, financial advisory, consulting, finders, advisor, auditor, broker, expert and other fees.

“Pre-Closing Tax Period” means any taxable period ending on or before the Applicable Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period through the end of the Applicable Closing Date.

“Privacy and Data Security Requirements” means, to the extent applicable to any of the Seller Entities (with respect to the Business), any members of the Acquired Group or the Business, and relating to the collection, use, disclosure, transfer, storage, maintenance, retention, deletion, modification, protection or processing of Personal Data: (i) any applicable Privacy Laws; (ii) the external then-current policies, procedures, notices, and statements of the Seller Entities and the Acquired Group with respect to the Processing of Personal Data relating to the Business (“Company Privacy Policies”), (iii) contractual commitments governing the Processing of Personal Data, and (iv) each consent received from any Governmental Entity or the subjects of such Personal Data pertaining to the Processing thereof, and (v) applicable industry and self-regulatory standards relating to the Processing of Personal Data (including the Payment Card Industry Data Security Standard (PCI-DSS)) by which such Seller Entity or member of the Acquired Group is bound.

“Privacy Laws” means any and all applicable Laws relating to the privacy, security, or Processing of any Personal Data, including, as applicable, the Federal Trade Commission Act, the Communications Act and the rules or regulations promulgated by the Federal Communications Commission thereunder, California Consumer Privacy Act as amended by the California Privacy Rights Act (together, the CCPA), Controlling the Assault of Non-Solicited Pornography And Marketing Act (CAN-SPAM), Telephone Consumer Protection Act (TCPA), the Payment Card Industry Data Security Standard (PCI DSS), the EU General Data Protection Regulation (EU) 2016/679 (and any European Union member states’ laws and regulations implementing it) (“GDPR”); the EU General Data Protection Regulation as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019 and as it forms part of United Kingdom (“UK”) law by virtue of section 3 of the European Union (Withdrawal) Act 2018 and any applicable implementing or supplementary legislation of the UK (including the UK Data Protection Act 2018 (“DPA”)), (together with the DPA, the “UK GDPR”); and the EU e-Privacy Directive 2002/58/EC as amended by Directive 2009/136/EC (and any European Union member states’ laws and regulations implementing it), the Privacy and Electronic Communications Regulations 2003, and any and all applicable Laws relating to breach notification, the use of biometric identifiers (including the Illinois Biometric Information Privacy Act) or the use of Personal Data for marketing purposes.

“Proceeding” means any lawsuit, claim, suit, action, arbitration, audit, charge, proceeding, including without limitation of a civil, criminal and administrative nature, by or before a Governmental Entity having jurisdiction over the subject matter thereof and the Parties thereto.

“Process,” “Processing” or “Processed” means any operation or set of operations which is performed upon any data (including Personal Data), by any means, such as collection, access, acquisition, recording, organization, storage, adaptation or alteration, retrieval, protection, consultation, use, disclosure by transmission, dissemination or otherwise making available,

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alignment or combination, blocking, erasure, disposal, deletion, destruction or any other processing of such data, and/or is considered “processing” by any applicable Laws.

“Purchase Price” means an amount equal to:

(i)	Base Purchase Price; plus

(ii)	Cash of the members of the Acquired Group or included in Purchased Assets as of the Measurement Time; minus

(iii)	Indebtedness of the members of the Acquired Group or included in Assumed Liabilities as of immediately prior to the Initial Closing; minus

(iv)	Unpaid Company Transaction Expenses; plus

(v)	the Working Capital of the Business to be transferred at the Initial Closing, calculated as of the Measurement Time; plus

(vi)	the Filing Fee Reimbursement Amount; plus

(vii)	the Estimated Severance Costs; plus

(viii)	the Facilities Shutdown Costs.

“Purchased Assets” has the meaning set forth on Annex E to this Agreement.

“Purchaser Entity” means, with respect to any Purchaser, any Affiliate of such Purchaser that is or becomes a party to any Transaction Document.

“Purchaser Fundamental Representations” means the representations and warranties contained in Section 3.01 (Organization and Standing), Section 3.02 (Authority; Binding Effect), Section 3.03(a)(i) (No Conflicts; Consents) and Section 3.07 (Brokers).

“Purchaser Material Adverse Effect” means, with respect to each Purchaser, any change, effect, event, occurrence, development, fact, circumstance or condition that, individually or in the aggregate with all other changes, effects, events, occurrences, developments, facts, circumstances or conditions, would or would reasonably be expected to, individually or in the aggregate, prevent or materially impair, impede or delay the ability of such Purchaser or the Purchaser Entities Affiliated with such Purchaser to (a) consummate the Transactions or (b) perform its obligations under this Agreement or any of the Other Transaction Documents, in each case, in a timely manner.

“Real Property Permitted Lien” means any (a) Lien that has been placed by any developer, landlord or other third party on any (i) Transferred Leased Real Property or (ii) property over which Seller has easement rights, in each case, together with any subordination or similar agreements relating thereto, (b) right of any landlord pursuant to any Transferred Real Property Lease, (c) applicable zoning or building code or other similar applicable Law that are not, individually or in the aggregate, violated by the current use of the Transferred Owned Real Property, (d) condition that would be shown by a current, accurate survey of any Transferred

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Owned Real Property provided to Purchaser prior to the date of this Agreement that does not, individually or in the aggregate, materially impair the use or occupancy of the Transferred Owned Real Property or the operations of the Business, or (e) recorded easement, covenant, right-of-way or other similar minor nonmonetary title defect of record affecting title to Transferred Owned Real Property, in each case, which do not, individually or in the aggregate, materially impair the use or occupancy of the Transferred Owned Real Property or the operation of the Business.

“Records” means all books, records and documents, in any form or medium, including (a) books of account; (b) ledgers; (c) general, financial and accounting records; (d) files; (e) invoices; (f) lists of customers and suppliers; (g) other distribution lists; (h) Personal Data of employees and customers and suppliers; (i) billing records; (j) sales and promotional literature; (k) manuals; and (l) correspondence, in each case, in any form or medium; provided that this term shall not include any Tax Return of, or with respect to, any Seller Tax Group.

“Regulatory Law” means any Antitrust Laws and any Laws with respect to foreign investment control that provide for national security and/or public order reviews in connection with the acquisition of any interests in or assets of a business.

“Release” means any release, spill, emission, leaking, pumping, emitting, escaping, leaching, emptying, discharging, dumping, abandonment, injection, pouring, disposal, discharge, leaching, or allowing to escape or migrate into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata).

“Representative” means, with respect to any specified Person, any officer, director, manager, employee, attorney, accountant, auditor, financial or other advisor or other agent or representative of such specified Person.

“Residual Inventory Consideration” means an amount equal to the aggregate residual value of the Deferred Business Inventory, determined in accordance with Exhibit H calculated as of the Deferred Closing Date and excluding VAS charges or loads except for that portion of the Deferred Business Inventory where VAS services have been performed and where the VAS charges shall reflect actual costs or a reasonable estimate; provided, however that all Residual Deferred Business Inventory that is Defective Inventory shall be valued at $0.

“Restricted Cash” means, as of any time of determination, and without duplication of any component, an amount equal to (a) all cash subject to legal, regulatory, contractually or statutorily imposed restrictions on use or repatriation of cash for any reason, including all cash or other amounts necessary to meet any requirements under applicable Law and all cash held in trust, (b) deposits with third parties (including landlords and utilities) to the extent included in Cash, (c) any cash held for the benefit of a third party, and (d) the amount of any fee, cost or expense (including any Tax (reduced by Tax benefits which would result from such distribution or dividend and reduce such Taxes or which would reduce any other Taxes which were taken into account as a liability in Working Capital, Unpaid Company Transaction Expenses, or Indebtedness)) that would be incurred by an Acquired Company in distributing or dividending Cash (other than the Minimum Cash Amounts) to the Acquiring Purchaser (including through any intermediary Subsidiaries) immediately after Closing.

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“Restricted Counterparty” means any of the Persons set forth on Section A-3-A of the Disclosure Schedules.

“Retained Business” means any business conducted by Seller and its Affiliates, whether undertaken prior to or after the date of this Agreement, other than the Business.

“Retained Personal Property” means the personal property set forth on Section 1.01(d) of the Disclosure Schedules.

“Retained Intellectual Property” means the Intellectual Property listed on Section 1.01(f)(v) of the Disclosure Schedules.

“Retained Retention Bonus Amount” means the total amounts paid or payable under the Retained Retention Bonuses (excluding any forfeited amounts), together with the employer portion of any payroll, withholding, employment or similar Taxes on such amounts.

“Retained Sports Apparel Inventory” means Inventory of the Sports Apparel Business (after giving effect to the Knights Inventory Transfer, but without giving effect to the transfer to a Seller Entity of the Retained Sports Apparel Inventory or any Excess Sports Apparel Inventory) determined in accordance with the SA Holdback Methodology, comprised of an aggregate amount of Inventory equal to (1) the Estimated Holdback Inventory, plus (2) if the aggregate amount of Inventory of the Sports Apparel Business exceeds the Sports Apparel Inventory Target, an amount of Inventory of the Sports Apparel Business equal to such excess, up to a maximum excess of $8,000,000, minus (3) if the aggregate amount of Inventory of the Sports Apparel Business is less than the Sports Apparel Inventory Target, an amount of Inventory of the Sports Apparel Business equal to such shortfall, up to a maximum shortfall of $8,000,000. For all purposes of this definition, the amount of Inventory shall be calculated in accordance with the methodology set forth in the WC Inventory Valuation Schedule as of the Measurement Time.

“R&W Insurance Policy” means any Purchaser-side representations and warranties insurance policy to be issued to such Purchaser or its Affiliates in connection with this Agreement.

“R&W Insurer” means the means the insurance carrier(s) underwriting the R&W Insurance Policy.

“Sanctioned Country” means, at any time, any country or region that is the subject or target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, and the so-called Donetsk People’s Republic and so-called Luhansk People’s Republic).

“Sanctioned Person” means: (i) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, any European Union member state, or the United Kingdom; (ii) the government of a Sanctioned Country or the Government of Venezuela; (iii) any Person located, organized, or resident in a Sanctioned Country; (iv) any Person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by such a Person or Persons; or (v) any Person who is otherwise the target of Sanctions.

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“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union member state, or the United Kingdom.

“Securities Act” means the Securities Act of 1933, and the rules and regulations promulgated thereunder.

“Seller Accounting Month End” means, for each applicable month, the date set forth on Section 1.02 of the Disclosure Schedules.

“Seller Credit Documents” means (i) the Credit Agreement (as defined in the Disclosure Schedules), (ii) the Receivables Purchase Agreements (as defined in the Disclosure Schedules), (iii) the 9% Senior Notes (as defined in the Disclosure Schedules), (iv) the 4.875% Senior Notes (as defined in the Disclosure Schedules) and (v) each other document described on Section 2.11(a)(vi) of the Disclosure Schedules (each as amended, restated, amended and restated, supplemented or otherwise modified).

“Seller Entity” means Seller and each of its subsidiaries that holds or owns any Purchased Asset or any Acquired Shares or that has obligations or liabilities in respect of, or are subject to, any Assumed Liabilities.

“Seller Entity Business Employee” means each individual who, as of the applicable date, is employed by Seller or any of its Affiliates (other than the Acquired Group or in Japan) and spends at least fifty percent (50%) of his or her working time on the Business, in each case, including each such individual who, as of the Initial Closing Date, is on short term disability, military leave or an approved leave of absence.

“Seller Fundamental Representations” means the representations and warranties contained in Section 2.01(a) and Section 2.01(c) (Organization and Standing), Section 2.02 (Authority; Binding Effect), Section 2.03(a)(i) (No Conflicts; Consents), Section 2.04 (Capitalization) and Section 2.21 (Brokers).

“Seller Tax Group” means any consolidated, combined, unitary, control or similar Tax group of which Seller or any of its Affiliates (other than a member of the Acquired Group) is the common parent.

“Severance Adjustment Amount” means an amount equal to the sum of the AUS Severance Adjustment Amount and the Non-AUS Severance Adjustment Amount.

“Share Assignment Agreement” means the assignment agreement to be entered into by each applicable Seller Entity and Purchaser with respect to the Acquired Shares, in substantially the form of Exhibit A to this Agreement.

“Shared Contract” means any Contract to which Seller or any of its subsidiaries (including any member of the Acquired Group) is a party or by which Seller or any of its subsidiaries (including any member of the Acquired Group) is bound that, in each case, relates in any material

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respect to both the Business and any Retained Businesses as of immediately prior to the Applicable Closing.

“Shutdown Facilities” means each of (i) the Laurel Hill Warehouse, (ii) the High Point Warehouse, (iii) the NYC Lease and (iv) each U.S. Retail Store.

“Shutdown Facility Leases” means the leases for each Shutdown Facility.

“Solvent” means, as of any time of determination, and with respect to any specified Person, that (a) the aggregate value of the combined assets of such Person and its subsidiaries (determined and calculated in accordance with GAAP) will, as of such time, exceed the aggregate value of the combined liabilities of such Person and its subsidiaries (determined and calculated in accordance with GAAP) as of such time, (b) such Person and its subsidiaries have not, and do not intend or reasonably expect to incur, as of such time, combined liabilities (determined and calculated in accordance with GAAP) beyond their collective ability to pay such liabilities as such liabilities become absolute and mature and (c) such Person and its subsidiaries, on a consolidated basis, do not have, as of such time, an unreasonably small amount of capital and liquidity with which to conduct their business.

“Specified Contract” means that certain Contract listed in Section A-3-B of the Disclosure Schedules.

“Split Contract” means any Shared Contract listed in Section A-3-C of the Disclosure Schedule.

“Sports Apparel Business” means the Business as contemplated by clause (C) of the definition thereof.

“Sports Apparel Inventory Cap” means an amount equal to $115,000,000.

“Sports Apparel Inventory Target” means an amount of Inventory of the Sports Apparel Business equal to $107,000,000.

“Straddle Period” means a taxable period beginning on or before the Initial Closing Date and ending after the Initial Closing Date.

“Subsidiary” or “subsidiary” means, with respect to any Person, another Person of which (i) an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of such first Person’s board of directors or other analogous governing body or (ii) fifty percent (50%) or more of the equity or voting interests of such Person, in each case, is owned or controlled directly or indirectly by such first Person or by another subsidiary of such first Person.

“Tax” means any U.S. federal, state, provincial, local or non-U.S. tax or similar duty (including customs duties), fee or charge or assessment imposed by a Governmental Entity, in each case in the nature of a tax (including income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real

Annex B – 23

property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated taxes) and including any interest, penalty or additional amount imposed with respect thereto.

“Tax Representations” means the representations and warranties set forth in Section 2.07 (Taxes).

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Entity responsible for the imposition of any Tax.

“Trade Control Laws” means (a) all applicable trade, export control, import, and antiboycott Laws imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable trade, export control, import, and antiboycott Laws imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. Law.

“Trademark License Agreement” means a Trademark License Agreement to be entered into by Seller and Purchaser, consistent with the terms set forth on Exhibit K to this Agreement.

“Transaction Documents” means (a) this Agreement, (b) the Transition Services Agreement, (c) the Share Assignment Agreement, (d) each Assignment and Assumption Agreement and Bill of Sale, (e) each Local Transfer Agreement (if any), (f) each Employee Transfer Agreement, (g) the IP Assignment Agreement, (h) the Manufacturing and Supply Agreement, (i) the Patent and Technology License Agreement, (j) the Trademark License Agreement, (k) the Japan License Agreement, and (l) any Joinders.

“Transaction Tax Deductions” means any credit, loss or deduction, which is deductible by a member of the Acquired Group for applicable Income Tax purposes at a “more likely than not level of comfort” resulting from or attributable to, without duplication: (a) the payment of Unpaid Company Transaction Expenses; (b) the payment of fees, expenses and interest (including amounts treated as interest for Tax purposes and any breakage fees or accelerated deferred financing fees) incurred by any member of the Acquired Group with respect to the payment of Indebtedness in connection with the transactions contemplated by this Agreement, to the extent such amounts are included in the determination of Indebtedness; and (c) any other transaction costs of any member of the Acquired Group with respect to the transactions contemplated hereby that would have been included in clause (a) or (b) but were paid prior to the Initial Closing Date; provided that it shall be assumed that seventy percent (70%) of any success-based fees, within the meaning of Treasury Regulation Section 1.263(a)-5(f) and Revenue Procedure 2011-29 are deductible.

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“Transactions” means the Acquisition and the other transactions contemplated by this Agreement or the other Transaction Documents.

“Transfer Date” means, with respect to a Transferred Employee, the date such Transferred Employee commences employment with Purchaser or one of its Affiliates (including, following the Initial Closing, any member of the Acquired Group).

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, value-added, registration, and other similar Taxes (including all applicable real estate transfer Taxes), in each case other than Income Taxes or Indirect Taxes.

“Transferred Real Property Leases” means the real property leases, subleases, licenses and occupancy agreements set forth on Section 1.01(b) of the Disclosure Schedules relating to the premises demised thereunder (collectively, the “Transferred Leased Real Property”).

“Transferred Owned Real Property” means the real property owned by the applicable Seller Entities and set forth on Section 1.01(a) of the Disclosure Schedules, together with any buildings, improvements and fixtures thereon.

“Transferred Leased Real Property” has the meaning set forth in Annex E.

“Transferred Owned Real Property” has the meaning set forth in Annex E.

“Transition Services Agreement” means the transition services agreement to be entered into by Seller and Purchaser, consistent with the terms set forth on Exhibit C to this Agreement.

“TUPE Regulations” means the Transfer of Undertakings (Protection of Employment) Regulations 2006 or similar local legislation (each as amended or replaced from time to time).

“U.S. Retail Store” means any “Champion” branded retail store located in the United States, a true, correct and complete list of which as of the date hereof are listed on Schedule 1.01(g) (it being understood that if any lease in respect of a U.S. Retail Store is no longer held by any Seller Entity as of the date that is ten (10) Business Days prior to the Initial Closing, such U.S. Retail Store shall not be included as a U.S. Retail Store for purposes of Section 6.12).

“U.S. Retail Store Business” means the Business as conducted through the U.S. Retail Stores.

“Undisclosed Liabilities Representation” means the representations and warranties set forth in Section 2.06 (No Undisclosed Liabilities).

“Unpaid Company Transaction Expenses” means, without duplication, the sum of (a) all legal, accounting, financial advisory, consulting, finders and other fees and expenses unpaid as of immediately prior to the Initial Closing, including any such fees and expenses related to the solicitation of any other potential purchasers of the Business or the consideration of strategic alternatives with respect thereto or otherwise incurred in connection with the Transactions and that are incurred or payable by or on behalf of the members of the Acquired Group, (b) any Pre-Closing Restructuring Costs unpaid as of immediately prior to the Initial Closing and payable by a member

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of the Acquired Group, (c) any sale bonuses, change of control payments, severance payments, transaction bonuses, retention bonuses and other similar compensation or benefits due, in each case, only to the extent such amounts become payable as a result of the Transactions (whether prior to, upon or after the consummation of the Transactions (including the Pre-Closing Restructuring Transactions)), and in each case, payable, or to be payable by or on behalf of the members of the Acquired Group and unpaid as of immediately prior to the Initial Closing, together with the employer portion of any payroll, withholding, employment or similar Taxes payable with respect to any of the foregoing (provided that any social security Taxes that are incurred with respect to a Transferred Employee primarily providing services in the United States who remains employed through the two (2) month anniversary of his or her Transfer Date and is reasonably expected to exceed the social security limit for the year in which his or her Transfer Date occurs based on continued employment through the end of such year (disregarding the effect of any Unpaid Company Transaction Expenses or Indebtedness) shall not constitute Unpaid Company Transaction Expenses), excluding any amounts that are payable or become payable to Transferred Employees solely as a result of discretionary actions taken by a Purchaser or its Affiliates following the Initial Closing, (d) the employer portion of any payroll, withholding, employment or similar Taxes payable with respect to any Closing Year Bonuses or equity or equity-based awards of Seller (including any accelerated vesting) that are granted or become payable as a result of or following the Transactions and are payable, or to be payable by or on behalf of the members of the Acquired Group and unpaid as of immediately prior to the Initial Closing, and fifty percent (50%) of the premium and all other fees, taxes and expenses associated with obtaining the R&W Insurance Policy. For the avoidance of doubt, Unpaid Company Transaction Expenses shall not include any item to the extent included in the calculation of Cash, Indebtedness or Working Capital, any Excluded Liabilities or other obligations that are retained by Seller in accordance with Article IX.

“VAT” means (a) any Tax imposed in compliance with the council directive of 28 November 2006 on the common system of value added Tax (EC Directive 2006/112); and (b) any other Tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, the Tax referred to in the foregoing clause (a), or imposed elsewhere.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and any similar Law including in jurisdictions outside the United States.

“Wholesale Business” shall mean the Business conducted in the United States and Canada; provided, however, in no event shall the foregoing include the Sports Apparel Business, the U.S. Retail Store Business or the business of Alternative Apparel, Inc.

“Wholesale Business Representations” the representations and warranties set forth in Section 2.08 (Tangible Title to Assets) as applied to the Deferred Business Inventory of the Wholesale Business at the Deferred Closing.

“Willful Breach” means an action or failure to act by one of the Parties that constitutes a material breach of this Agreement, and such action was taken or such failure to act occurred with such Party’s knowledge or intention that such action or failure to act would reasonably be expected to constitute a material breach of this Agreement.

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“Worker Health and Safety Laws” means any applicable Law intended to ensure safe and healthful working conditions for workers and to prevent worker exposure to workplace hazards. The term “Worker Health and Safety Law” includes, without limitation, the Occupational Safety and Health Act of 1970 (OSHA) and analogous state statutes. For the avoidance of doubt, Worker Health and Safety Laws does not include any Environmental Laws.

“Working Capital” means, as of any time of determination, an amount equal to (a) the current assets of the Business included in the illustrative Reference Balance Sheets calculations as set forth in Annex D-1 (for the Sports Apparel Business) and Annex D-2 (for the remainder of the Business) (as applicable, the “Reference Balance Sheets”) and designated as Working Capital and to the extent included in the Purchased Assets, minus (b) the current liabilities of the Business included in the Reference Balance Sheets and designated as Working Capital and to the extent included in the Assumed Liabilities, in the case of each of clauses (a) and (b), calculated as of such time in accordance with the Accounting Principles; provided, however, that Inventory included in Working Capital shall be determined in accordance with the methodology set forth in Exhibit H (“WC Inventory Valuation Schedule”). For the avoidance of doubt, Working Capital shall not include (i) any item to the extent included in the calculation of Cash, Indebtedness or Unpaid Company Transaction Expenses, (ii) Income Taxes, or (iii) deferred Tax assets and deferred Tax Liabilities. The Reference Balance Sheets set forth the accounts intended to be included in Working Capital and any specific adjustments thereto for purposes of calculating Working Capital (other than those included in the WC Inventory Valuation Schedule), in each case as of December 30, 2023. Such calculation is included for reference purposes only. In the event of a conflict between the Reference Balance Sheets and/or the WC Inventory Valuation Schedule and this definition of Working Capital, the Reference Balance Sheets and/or WC Inventory Valuation Schedule, as applicable, shall control.

The following defined terms have the meanings ascribed to such terms in the Sections set forth below:

Term	Section
ABG Purchaser	Preamble
ABG Shutdown Facilities	6.12(b)
ABG Topco	Preamble
Acceptance Notice	6.12(b)
Accounting Firm	1.04(b)
Acquired Shares	Recitals
Affiliate Transaction	2.20
Agreement	Preamble
Allocation Methodology	6.06(h)(i)
Alternative Transaction	4.09(f)
Assumed Benefit Plan	Annex E
Authorization	2.03(b)
Automatic Transfer Employee	9.01(a)
Basket	10.05(a)(i)
Bill of Lading	6.13(f)(iii)
Business	Recitals
Business Employee List	2.18(a)

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Term	Section
Business Marks	6.10(b)
Business Service Provider	2.14(h)(i)
Cap	10.05(a)(i)
Charges	6.04(d)
Choloma Sale	6.12(g)
Claim	10.04(a)
Closing Allocation	6.06(h)(ii)
Closing Date	1.02(a)
Closing Year Bonus	9.07
Choloma Notice	6.12(g)
COBRA	2.14(h)
Collateral Sources	10.05(a)(i)
Company Environmental Permit or Filing	2.17(b)
Company Owned Intellectual Property	Annex E
Company Permit	2.12(a)
Company Registered Intellectual Property	2.10(b)
Competitive Business	4.06(f)
Consent	2.03(a)
Continuation Period	9.02
Converted Licensing Revenue	1.05(c)(i)
Data Room	11.06
Deferred Business Closing Payment	6.13(b)
Deferred Business Consideration	6.13(b)
Deferred Closing	6.13(a)
Deferred Closing Date	6.13(a)
Deferred Business Statement	6.13(f)(vi)
Disagreement Deadline	1.04(b)
Earnout Disagreement Deadline	1.05(e)
Earnout Intellectual Property	1.05(c)(i)
Earnout Notice of Disagreement	1.05(e)
Earnout Payments	1.05(b)
Earnout Period	1.05(b)
Earnout Statement	1.05(d)
Employee Transfer Agreement	9.01
Estimated Closure Date	6.12(a)
Estimated Deferred Business Statement	6.13(f)(ii)
Estimated Residual Inventory Consideration	6.13(f)(ii)
Estimated Statement	1.03
Exception Claim	10.04(b)
Excluded Benefits	9.02(a)
Excluded Contracts	Annex E
Filing	2.03(b)
Final Allocation	6.06(h)(iii)
Final Deferred Business Consideration	6.13(f)(viii)
Financial Statements	2.05(a)

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Term	Section
Former Non Royalty Paying Affiliate	1.05(g)
Forward Contract	2.05(e)
GFSI IP Purchase Price	4.12
Gross Licensing Revenue	1.05(c)(i)
Guaranteed Obligations	11.17(a)
HCERA	2.14(h)
Healthcare Reform Laws	2.14(h)
Indemnified Party	10.04(a)
Indemnifying Party	10.04(a)
IP Assignments	2.10(g)
Imputed IP Amount	1.05(c)(iv)
Intercompany Contract	2.11(a)(iv)
Initial Closing	1.02(a)
Initial Closing Date	1.02(a)
Intercompany Restructuring	4.04(b)
IRS	2.14(c)
Italy IP Purchase Price	4.12
Italy IP Sale	4.12
KA IP Purchase Price	4.12
Latest Balance Sheet	2.05(a)
Latest Balance Sheet Date	2.05(a)
Lien(s)	2.03(a)
Local Transfer Agreements	1.08
Main Company Markets Schedule	6.01(b)(ii)
Material Contract	2.11(a)
Measurement Time	1.02(a)
New Contract	6.08
Non-Assignable Assets	6.09(a)
Non-Business Acquired Group Service Provider	9.02(b)
Non-Party Affiliates	11.16
Notice of Disagreement	1.04(b)
Offer Employees	9.01
Offer Employee List	9.01
Outside Date	8.01(d)
Parent Occurrence Policy	4.07(a)
Party and/or Parties	Preamble
PEO	2.14(c)
Permitted Claim	4.07(b)
Permitted IP Transfer	1.05(c)(vi)
Permitted JV Transfer	1.05(c)(vii)
PPACA	2.14(h)
Pre-Closing Occurrence	4.07(b)
Pre-Closing Restructuring Transactions	Recitals
Proposed Allocation	6.06(h)(iii)
Protected Information	11.15

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Term	Section
Purchaser	Preamble
Purchaser 401(k) Plans	9.09
Purchaser Benefit Plans	9.05
Purchaser Designation Annex	Preamble
Purchaser Designee	Preamble
Purchaser Indemnitees	10.02
Purchaser Portion	6.08
Purchaser Tax Return	6.06(b)(ii)
Recovery Costs	4.07(c)
Released Parties	10.07(a)
Releasing Party	10.07(a)
Remedies Exception	2.02(c)
Residual Deferred Business Inventory	6.13(f)(ii)
Resolution Period	1.04(b)
Restraints	7.01(b)
Retention Bonus Agreements	9.07(b)
Retention Employees	9.07(b)
Seller	Preamble
Seller 401(k) Plan	9.09
Seller Indemnitees	10.03
Seller Insurances	4.07(a)
Seller Names	6.10
Seller Portion	6.08
Seller Tax Return	6.06(b)(ii)
Separate IP Purchase Price	4.12
Separate IP Sales	4.12
Severance Statement	6.13(h)(i)
Shutdown Facility Transfer Date	6.12(b)
Specified Employees	9.01
SS25 Inventory	4.02(a)
Statement	1.04(a)
Store Closure Schedule	6.12(a)
Tax Contest	6.06(i)(i)
Third-Party Claim	10.04(b)
Transferred Contracts	Annex E
Transferred Employee	9.01
Transferred Permits	Annex E
Transition Team	4.08
U.S. Foreign National Employees	9.10
Union Contract	2.11(a)(i)
Union Employees	9.02
Unsold Choloma Facility	6.12(g)
Wind-down Term	6.10(b)

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